RECEIVED

2008 AUG 18 P 2:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

15th August 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
United States

08004392

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

1. copy of notice of extraordinary general meeting dated 15th August 2008; and
2. a shareholders' circular dated 15th August 2008 in respect of discloseable and connected transactions.

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid documents shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

PROCESSED
AUG 20 2008
THOMSON REUTERS

dlw 8/18

Yours faithfully,

Leung Lin Cheong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

RL/KW

M:\CS\Letter\Letter Format (363)\Letter to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company, 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 8th September 2008 at 3:00 p.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the conditional sale and purchase agreement dated 21st July 2008 (as amended by a supplemental agreement dated 5th August 2008, together the "Hotel Acquisition Agreements"), copies of which are produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, made between South Pacific Hotel Holdings Limited, the Company and Shanghai Industrial Investment (Holdings) Company Limited ("SIIC") in relation to the acquisition by the Company of the Good Cheer Sale Share (as defined and described in the circular of the Company dated 15th August 2008 (the "Circular") and the Good Cheer Sale Loans (as defined and described in the Circular) for a consideration of HK$1,350,000,000 pursuant to the Hotel Acquisition Agreements, upon the terms and subject to the conditions therein contained, and all transactions contemplated thereunder and in connection therewith and any other ancillary documents, be and are hereby approved, confirmed and/or ratified; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to sign, seal, execute, perfect, perform and deliver all such agreements, instruments, documents and deeds, and do all such acts, matters and things and take all such steps as they may in their discretion consider necessary, desirable or expedient to implement and/or to give effect to the Hotel Acquisition Agreements as they may in their discretion consider to be desirable and in the interests of the Company."

2. “**THAT**:

(a) the conditional sale and purchase agreement dated 21st July 2008 (as amended by a supplemental agreement dated 5th August 2008, together the “Road Bridge Acquisition Agreements”), copies of which are produced to the meeting marked “B” and signed by the Chairman of the meeting for the purpose of identification, made between SIIC CM Development Limited (上海實業崇明開發建設有限公司), S.I. Infrastructure Holdings Limited (上實基建控股有限公司) and SIIC in relation to the acquisition by the Company of the Hu-Hang Sale Share and the Hu-Hang Sale Loan (both as defined and described in the Circular) for a consideration of HK$4,196,312,000 pursuant to the Road Bridge Acquisition Agreements, upon the terms and subject to the conditions therein contained, and all transactions contemplated thereunder and in connection therewith and any other ancillary documents, be and are hereby approved, confirmed and/or ratified; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to sign, seal, execute, perfect, perform and deliver all such agreements, instruments, documents and deeds, and do all such acts, matters and things and take all such steps as they may in their discretion consider necessary, desirable or expedient to implement and/or to give effect to the Road Bridge Acquisition Agreements as they may in their discretion consider to be desirable and in the interests of the Company.”

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 15th August 2008

Registered Office:
26th Floor, Harcourt House
39 Gloucester Road
Wanchai, Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company shall, in respect of such share, be entitled alone to vote in respect thereof.

(3) The Register of Members of the Company will be closed from Thursday, 4th September 2008 to Monday, 8th September 2008, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend the extraordinary general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:30 p.m. on Wednesday, 3rd September 2008.

(4) A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

(5) The instrument appointing a proxy must be in writing under the hand of the appointer or attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

(6) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof, as the case may be).

(7) Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

(8) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English language version shall prevail.

As at the date of this notice, the Board of the Company is comprised of:

Executive Directors:
Mr. Teng Yi Long, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken in relation to this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent professional advisers to obtain independent professional advice.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITIONS OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED AND THE ENTIRE ISSUED SHARE CAPITAL OF S.I. HU-HANG DEVELOPMENT LIMITED AND NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company

COMMERZBANK
Commerzbank AG Hong Kong Branch

A letter from the board of directors of the Company is set out on pages 7 to 25 of this circular. A letter from the Independent Board Committee (as defined herein) to the Independent Shareholders (as defined herein) is set out on page 26 of this circular. A letter from Commerzbank AG Hong Kong Branch (as defined herein), containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders is set out on pages 27 to 47 of this circular.

A notice convening the EGM (as defined herein) to be held at the Conference Room of the Company, 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 8th September 2008 at 3:00 p.m., is set out on pages 98 to 100 of this circular. A form of proxy for the use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

15th August 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

Terms	**Meaning**
"Acquisitions"	collectively the Hotel Acquisition and the Road Bridge Acquisition
"Acquisition Agreements"	the Amended Hotel Acquisition Agreement and the Amended Road Bridge Acquisition Agreement
"Amended Hotel Acquisition Agreement"	the Hotel Acquisition Agreement as amended by the Supplemental Hotel Acquisition Agreement
"Amended Road Bridge Acquisition Agreement"	the Road Bridge Acquisition Agreement as amended by the Supplemental Road Bridge Acquisition Agreement
"Announcement"	the announcement made by the Company dated 21st July 2008 in relation to the Acquisitions
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a day on which typhoon signal no. 8 or above or black rainstorm signal is hoisted in Hong Kong at 10:00 a.m.) on which banks in Hong Kong are generally open for business
"BVI"	the British Virgin Islands
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Concession"	the concession granted to the Project Company to operate and maintain, and to collect tolls from vehicles using, the Hu-Hang Expressway Shanghai Section during the Concession Period and to operate service facilities within the approved scope pursuant to and in accordance with the Concession Contract

"Concession Contract"	the concession contract, namely 滬杭高速公路(上海段)特許經營合同, dated 22nd March 2002 and made between the Project Company and 上海市市政工程管理局 which will expire on 31st August 2030, pursuant to which the Project Company has obtained, and is still holding, the Concession
"Concession Period"	the period from 22nd March 2002 to 31st August 2030
"Creative Gold"	Creative Gold Developments Limited, a company incorporated in the BVI with limited liability and is owned as to 89.69% by Good Cheer and as to 10.31% by FS Asia Investment Limited, a subsidiary of Four Seasons Hotels Inc.
"Director(s)"	the director(s) of the Company
"EBITDA"	earnings before interest, taxes, depreciation and amortization
"EGM"	the extraordinary general meeting of the Company to be convened and held at the Conference Room of the Company, 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 8th September 2008 at 3:00 p.m. at which ordinary resolutions will be proposed to approve, if thought fit, the terms of the Acquisition Agreements and the transactions contemplated thereunder
"Equity Transfer Contract"	the conditional Shanghai assets and equity transfer contract made between SSG, HK Holdco and SIIC on 4th July 2008, whereby SSG has agreed to sell, and HK Holdco has agreed to purchase, 100% equity interest in the Project Company
"Good Cheer"	Good Cheer Enterprises Limited, a company incorporated in the BVI with limited liability and wholly-owned by South Pacific
"Good Cheer Consideration"	the aggregate consideration for the sale and purchase of the Good Cheer Sale Share and the assignment of the Good Cheer Sale Loans
"Good Cheer Group"	Good Cheer, Creative Gold, SPHCL, SPIIL and the Hotel Company, together with their subsidiaries (if any)

"Good Cheer Sale Loans"	the non-interest bearing inter-company loans due from certain members of the Good Cheer Group to SIIC and/or South Pacific as at the date of Hotel Acquisition Completion, which amounted to HK$448,136,025.11 as at 30th June 2008
"Good Cheer Sale Share"	the one share of US$1 beneficially owned by and registered in the name of South Pacific, representing the entire issued share capital of Good Cheer
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK Holdco"	S.I. Infrastructure (Hu-Hang) Limited (previously known as Lead Fast Holdings Limited), a company incorporated in Hong Kong and legally and beneficially wholly-owned by Hu-Hang
"Hotel Acquisition"	the acquisition by the Company of the Good Cheer Sale Share and the Good Cheer Sale Loans from South Pacific pursuant to the Amended Hotel Acquisition Agreement
"Hotel Acquisition Agreement"	the conditional sale and purchase agreement dated 21st July 2008 entered into between South Pacific, the Company and SIIC in relation to the Hotel Acquisition
"Hotel Acquisition Completion"	completion of the Hotel Acquisition pursuant to the Amended Hotel Acquisition Agreement
"Hotel Company"	Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司), a Sino-foreign equity joint venture established in the PRC and owned as to 68% by SPHCL, as to 29% by SPIIL and as to 3% by Shanghai JingAn Land Development Holding Co., Ltd. (上海市靜安區土地開發控股總公司)
"Hu-Hang"	S.I. Hu-Hang Development Limited (上實滬杭開發建設有限公司) (previously known as Dragon Win Enterprises Limited 凱鵬企業發展有限公司), a company incorporated in the BVI with limited liability and wholly-owned by SIIC CM
"Hu-Hang Consideration"	HK$4,196,312,000

"Hu-Hang Expressway Shanghai Section"	Hu-Hang Expressway (Shanghai Section) (滬杭高速公路(上海段)), a 47.67 km expressway comprising (i) Xin-Song Section (莘松段), which runs between Xin Zhuang (莘莊) and Song Jiang (松江), and (ii) Song-Feng Section (松楓段), which runs between Song Jiang (松江) and Feng Jing (楓涇) with 9 toll plazas situated in the Shanghai Municipality of the PRC
"Hu-Hang Group"	Hu-Hang, HK Holdco and the Project Company together with their subsidiaries (if any)
"Hu-Hang Sale Loan"	the non-interest bearing shareholder's loan due from Hu-Hang and/or HK Holdco to SIIC CM and/or SIIC as at the date of the Road Bridge Acquisition Completion plus such further amounts as may be necessary to fulfill the undertakings by SIIC CM and/or SIIC under the Road Bridge Acquisition Agreement, which is estimated to be in the sum of not more than HK$4,196,311,992 as at the date upon which the Equity Transfer Contract has become effective and has been completed and the Transfer has been effected in accordance with the terms of the Equity Transfer Contract
"Hu-Hang Sale Share"	the one share of US$1 beneficially owned by and registered in the name of SIIC CM, representing the entire issued share capital of Hu-Hang
"Independent Board Committee"	the independent committee of the Board comprising the three independent non-executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis appointed to advise the Independent Shareholders in respect of the Acquisition Agreements and the transactions contemplated thereunder
"Independent Shareholders"	Shareholders other than SIIC and its associates
"Latest Practicable Date"	12th August 2008, being the latest practicable date for ascertaining certain information included herein before the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules

"PRC"	the People's Republic of China
"Project Company"	上海路橋發展有限公司 (Shanghai Road-Bridge Development Co., Ltd.*) (previously known as 上海路橋發展股份有限公司 (Shanghai Road-Bridge Development Joint Stock Co., Ltd.*)), a limited liability company established in the PRC and is currently owned by SSG
"Road Bridge Acquisition"	the acquisition by S.I. Infrastructure of the Hu-Hang Sale Share and the Hu-Hang Sale Loan from SIIC CM pursuant to the Amended Road Bridge Acquisition Agreement
"Road Bridge Acquisition Agreement"	the conditional sale and purchase agreement dated 21st July 2008 entered into between SIIC CM, S.I. Infrastructure and SIIC in relation to the Road Bridge Acquisition
"Road Bridge Acquisition Completion"	completion of the Road Bridge Acquisition pursuant to the Amended Road Bridge Acquisition Agreement
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"SIIC"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"SIIC CM"	SIIC CM Development Limited (上海實業崇明開發建設有限公司), a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of SIIC
"S.I. Infrastructure"	S.I. Infrastructure Holdings Limited (上實基建控股有限公司), a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of the Company
"Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"South Pacific"	South Pacific Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of SIIC

"SPHCL"	South Pacific Hotel (China) Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by Creative Gold
"SPIIL"	South Pacific International Investment Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by Creative Gold
"SSG"	上海上實(集團)有限公司 (SIIC Shanghai (Holdings) Co., Ltd.*), a wholly-owned subsidiary of SIIC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Hotel Acquisition Agreement"	the supplemental agreement dated 5th August 2008 entered into between South Pacific, the Company and SIIC
"Supplemental Road Bridge Acquisition Agreement"	the supplemental agreement dated 5th August 2008 entered into between SIIC CM, S.I. Infrastructure and SIIC
"Transfer"	the transfer of 100% of the equity interest in the Project Company from SSG to HK Holdco pursuant to the Equity Transfer Contract
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

Unless otherwise stated, amounts in RMB and US$ have been translated into HK$ at exchange rates of HK$1.00 to RMB0.8791 and HK$7.80 to US$1.00 for illustration purposes only. No representation is made that any amounts in RMB, US$ or HK$ can be or could have been converted at the relevant dates at the above rates or any other rates at all.

For the purposes of this circular, the English name with an asterisk (*) is an informal English translation of the official Chinese name.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Teng Yi Long *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Zhou Jie *(Executive Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

15th August 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITIONS OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED AND THE ENTIRE ISSUED SHARE CAPITAL OF S.I. HU-HANG DEVELOPMENT LIMITED AND NOTICE OF EXTRAORDINARY GENERAL MEETING

1. INTRODUCTION

Reference is made to the announcement made by the Company dated 21st July 2008 in relation to the Acquisitions and the announcement made by the Company dated 5th August 2008 in relation to the entering into of the Supplemental Hotel Acquisition Agreement and the Supplemental Road Bridge Acquisition Agreement.

On 21st July 2008, the Company entered into the Hotel Acquisition Agreement with South Pacific and SIIC pursuant to which the Company has conditionally agreed to acquire the Good Cheer Sale Share from South Pacific and to take assignments of the Good Cheer

Sale Loans from SIIC and/or South Pacific. The Good Cheer Sale Share represents the entire issued share capital in Good Cheer which through its subsidiaries holds a majority interest in the Hotel Company, which in turn owns and operates the Four Seasons Hotel Shanghai.

On 21st July 2008, S.I Infrastructure, a wholly-owned subsidiary of the Company, entered into the Road Bridge Acquisition Agreement with SIIC CM and SIIC pursuant to which S.I. Infrastructure has conditionally agreed to acquire the Hu-Hang Sale Share from SIIC CM and to take an assignment of the Hu-Hang Sale Loan from SIIC CM. The Hu-Hang Sale Share represents the entire issued share capital in Hu-Hang which through its subsidiaries holds the entire equity interest in the Project Company, which in turn owns the Concession.

On 5th August 2008, the Company entered into the Supplemental Hotel Acquisition Agreement with South Pacific and SIIC principally to vary the timing of payment of the Good Cheer Consideration such that only half of the Good Cheer Consideration (as opposed to all of the Good Cheer Consideration as disclosed in the Announcement) less the amount of HK$33,080,357 by way of set-off as mentioned in the section headed "Good Cheer Consideration" in the Announcement shall be payable upon the Hotel Acquisition Completion and the remaining Good Cheer Consideration shall be payable on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the parties to the Hotel Acquisition Agreement may agree in writing).

On 5th August 2008, S.I Infrastructure entered into the Supplemental Road Bridge Acquisition Agreement with SIIC CM and SIIC principally to vary the manner and timing of payment of the Hu-Hang Consideration such that the entire amount of the Hu-Hang Consideration shall be payable in cash (instead of partly in cash and partly by the issue and allotment of 121,950,000 Shares as referred to in the Announcement), and that half of the Hu-Hang Consideration shall be payable upon the Road Bridge Acquisition Completion and the remaining half of the Hu-Hang Consideration shall be payable on or before the date falling six months after the date of the Road Bridge Acquisition Completion (or such other later date as the parties to the Road Bridge Acquisition Agreement may agree in writing).

The Hotel Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the consideration ratio exceeds 5% but is below 25%. The Road Bridge Acquisition also constitutes a discloseable transaction of the Company under the Listing Rules as all applicable percentage ratios exceed 5% but are below 25%. Further, as the transactions contemplated under the Acquisition Agreements constitute connected transactions of the Company for the purposes of Chapter 14A of the Listing Rules, the entering into of the Acquisition Agreements is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The purpose of this circular is to provide you with, inter alia, (i) further details of the Acquisitions; (ii) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (iii) a letter from Commerzbank AG Hong Kong Branch containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice of the EGM.

2. THE HOTEL ACQUISITION

Date of the Hotel Acquisition Agreement

21st July 2008

Date of the Supplemental Hotel Acquisition Agreement

5th August 2008

Parties

Vendor:	South Pacific, a wholly-owned subsidiary of SIIC
Purchaser:	the Company
Guarantor:	SIIC

Asset to be acquired

Subject to the terms and conditions of the Amended Hotel Acquisition Agreement, the Company has conditionally agreed to:

1. acquire the Good Cheer Sale Share; and

2. take assignments of all the benefits and interest of and in the Good Cheer Sale Loans which are unsecured, non-interest bearing and repayable on demand due from the Good Cheer Group to SIIC and/or South Pacific

free from all lien, charges, security interests, encumbrances, adverse claims, third party rights, adverse interests and equities of any kind whatsoever.

The Good Cheer Sale Share represents the entire issued share capital of Good Cheer. The Good Cheer Sale Loans comprise certain inter-company loans due and owing from Good Cheer, Creative Gold, SPHCL and SPIIL to SIIC and/or South Pacific, in aggregate amounting to HK$448,136,025.11 as at 30th June 2008.

Good Cheer was set-up by SIIC (through South Pacific which is its wholly-owned subsidiary) in February 1999 at the subscription cost of US$1 for the holding of interest in the Hotel Company.

Good Cheer Consideration

The Good Cheer Consideration amounts to HK$1,350,000,000. HK$675,000,000 (being half of the Good Cheer Consideration), less the amount of HK$33,080,357 by way of set-off as mentioned in the section headed "Good Cheer Consideration" in the Announcement, shall be payable by the Company to South Pacific in cash upon the Hotel Acquisition Completion. The remaining HK$675,000,000 shall be payable by the

Company to South Pacific in cash on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the Company, South Pacific and SIIC may agree in writing).

The Good Cheer Consideration was determined following arm's length negotiations between SIIC and the Company by reference to the net asset value of Good Cheer after taking into account the valuation of the Four Seasons Hotel Shanghai and certain residential properties in Shanghai owned by the Hotel Company as at 30th June 2008 and the amount of the Good Cheer Sale Loans of HK$448,136,025.11 as at 30th June 2008.

The valuation of the hotel building and the residential apartments as at 30th June 2008 are approximately HK$2,210,000,000 and HK$18,170,000 respectively as determined by DTZ Debenham Tie Leung Limited, an independent valuer, based on the direct comparison method. The net asset value of the Good Cheer Group as adjusted after taking into account the valuation plus the Good Cheer Sale Loans amounts to approximately HK$1,418,062,000, and the Good Cheer Consideration represents a 4.8% discount to the sum of the adjusted net asset value and Good Cheer Sale Loans.

The Good Cheer Consideration has also taken into account an advance payment of HK$33,080,357 by a purchaser principally engaged in the business of property investment (which to the best of the Directors' knowledge, information and belief is independent of the Company and has no shareholding interest in the Group) to SIIC for the transfer of a 5.15% shareholding in Creative Gold by Good Cheer pursuant to a legally binding agreement entered into in May 2006. Such transfer of shareholding in Creative Gold is conditional upon the acquisition by the Hotel Company of a 15% interest in another company which owns a landed property for service apartment development adjacent to the Four Seasons Hotel Shanghai with a land use term of 50 years (at cost of the 15% interest in the other company). Both the transfer of 5.15% shareholding in Creative Gold and the acquisition by the Hotel Company of a 15% interest in another company have not yet been completed. Subject to the Hotel Acquisition Completion, the Company will comply with the Listing Rules regarding the acquisition of 15% interest in another company by the Hotel Company.

At the Hotel Acquisition Completion, there shall be deducted from the Good Cheer Consideration to be paid by the Company the aforesaid amount of HK$33,080,357 by way of set-off, after which neither SIIC nor South Pacific shall have any claim, right or entitlement in relation to the aforesaid transfer of 5.15% shareholding in Creative Gold.

To the best of the Directors' knowledge and information, there is no expected timetable or completion date for the transfer of 5.15% shareholding in Creative Gold and the acquisition by the Hotel Company of a 15% interest in another company as referred to above. If these two transactions fail to be completed, after the Hotel Acquisition Completion the Company will remain the indirect holder of approximately 89.69% in the total issued shares of Creative Gold and will still have an attributable interest of approximately 87% of the total equity interest in the Hotel Company, and the Directors are of the view that there will be no adverse consequence to the Group.

Conditions of the Hotel Acquisition Completion

The Hotel Acquisition Completion is conditional upon the fulfillment or (where relevant) waiver of the following conditions:

(a) approval by the Independent Shareholders of the Hotel Acquisition Agreement and the transactions contemplated thereunder at the EGM in accordance with the requirements of the Listing Rules;

(b) completion of a legal and financial due diligence investigation by the Company in respect of the Good Cheer Group, including without limitation, its state of affairs, assets and liabilities, financial position and business operations to the satisfaction of the Company;

(c) the Company having obtained a PRC legal opinion on such issues and matters of laws and requirements in the PRC as the Company may consider to be relevant to the Hotel Company and the properties held by it, in such form and substance satisfactory to the Company;

(d) there having been no breach of any of the representations, warranties and undertakings by SIIC and South Pacific to the Company in any respect under the Hotel Acquisition Agreement;

(e) the obtaining of all consents, permits, approvals, authorizations and waivers necessary or appropriate for the entering into and consummation of the transactions contemplated by the Hotel Acquisition Agreement; and

(f) the Road Bridge Acquisition Agreement having become unconditional in all respects save as regards any condition requiring the Hotel Acquisition Agreement to become unconditional.

If the conditions have not been fulfilled or waived by the parties to the Hotel Acquisition Agreement in accordance with the terms thereof (save that the condition set out in (a) cannot be waived) on or before 31st December 2008 or such later date as the parties to the Hotel Acquisition Agreement may agree, the Hotel Acquisition Agreement shall lapse and be of no further effect and thereafter all rights, obligations and liabilities of all parties therein shall cease and terminate except for antecedent breach.

As at the Latest Practicable Date, the conditions set out in (b) and (c) above have been fulfilled.

Hotel Acquisition Completion

Subject to fulfillment of the conditions of the Hotel Acquisition, the Hotel Acquisition Completion shall take place simultaneously with the Road Bridge Acquisition Completion on such date as shall be mutually agreed by the Company and South Pacific.

Guarantee

SIIC also entered into the Hotel Acquisition Agreement to provide representations and warranties on a joint and several basis with South Pacific to the Company in respect of the Good Cheer Group, and to guarantee the performance by South Pacific of its obligations under the Hotel Acquisition Agreement.

Information on South Pacific

South Pacific is a company incorporated in Hong Kong and wholly owned by SIIC. The principal activity of South Pacific is the holding of the entire equity interest in Good Cheer.

Shareholding Structure of Good Cheer immediately prior to and after the Hotel Acquisition Completion

The following charts set out the corporate structure of Good Cheer immediately prior to and after the Hotel Acquisition Completion:

Immediately prior to the Hotel Acquisition Completion


SIIC
100%
South Pacific
100%
FS Asia Investment Ltd.
Good Cheer
10.31%
89.69%(Note 1)
Creative Gold
100%
100%
SPHCL
SPIIL
68%
29%
Shanghai JingAn Land Development Holdings Co., Ltd. 上海市靜安區土地開發控股總公司(Note 2)
Hotel Company
3%
100%
Four Seasons Hotel Shanghai and certain residential apartments

Notes:

1. *Before the completion of the transfer of a 5.15% shareholding in Creative Gold by Good Cheer to an independent third party pursuant to a conditional agreement dated 31st May 2006.*

2. *To the best of the Directors' knowledge and belief, such party and its ultimate beneficial owners are independent of the Group apart from its holding of equity interest in the Hotel Company.*

Immediately after the Hotel Acquisition Completion


SIIC
50.99%(Note 1)
the Company
100%
Good Cheer
FS Asia Investment Ltd.
10.31%
89.69%(Note 2)
Creative Gold
100%
100%
SPHCL
SPHL
68%
29%
Shanghai JingAn Land Development Holdings Co., Ltd. 上海市靜安區土地開發控股總公司(Note 3)
Hotel Company
3%
100%
Four Seasons Hotel Shanghai
and certain residential apartments

Notes:

1. *Based on simultaneous completion of the Acquisitions. These shareholding interests are currently held indirectly by SIIC through its subsidiaries and it has been assumed that there will be no changes in SIIC's indirect interest in the Company.*

2. *Before the completion of the transfer of a 5.15% shareholding in Creative Gold by Good Cheer to an independent third party pursuant to a conditional agreement dated 31st May 2006.*

3. *To the best of the Directors' knowledge and belief, such party and its ultimate beneficial owners are independent of the Group apart from its holding of equity interest in the Hotel Company.*

Information on Good Cheer and its subsidiaries

Good Cheer was incorporated in the BVI on 8th January 1999 and is wholly-owned by South Pacific. The principal activity of Good Cheer is the holding of an approximately 89.69% interest in Creative Gold.

Creative Gold is a company incorporated in the BVI on 28th October 1998. It is owned as to approximately 89.69% by Good Cheer and as to approximately 10.31% by Four Seasons Hotels Inc. through its wholly-owned subsidiary. The principal activity of Creative Gold is the holding of the entire issued share capital of SPHCL and SPIIL. SPHCL and SPIIL are companies incorporated in Hong Kong, the principal activities of which are the holding of the equity interest in the Hotel Company respectively.

The Hotel Company is a sino-foreign equity joint venture established in the PRC on 31st December 1994 with a registered share capital of US$72,000,000 (equivalent to approximately HK$561,600,000). The total equity interest in the Hotel Company is owned by SPHCL as to 68%, by SPIIL as to 29%, and by Shanghai JingAn Land Development Holdings Co., Ltd. as to 3%. The Hotel Company is principally engaged in the operation of hotel, hotel management consultation and property management and development. The Hotel Company owns and operates the Four Seasons Hotel Shanghai (上海四季酒店) which is situated at No. 500 Weihai Road, Jing'an District, Shanghai. The Hotel Company also owns nine residential apartments at 223 East Zhuanbang Road and at No. 3 Lane 777 Xinzha Road in Shanghai which are vacant units for own use and for sale.

The Hotel Company is owned by SIIC through its subsidiaries as to 97% of its total equity interest (the attributable interest of SIIC in the Hotel Company is approximately 87% – please refer to the structure chart before the Hotel Acquisition Completion above). The Four Seasons Hotel Shanghai was constructed by the Hotel Company with the funding from the shareholders and bank financing, and completed construction and commenced operation in March 2002. The total development cost including the land use rights, all expenditures incurred on a specific bank borrowing for the construction amounted to approximately RMB1,338,000,000.

Financial Information

The audited consolidated profit before taxation and minority interests, the audited consolidated profit after taxation and minority interests and the audited consolidated EBITDA of the Good Cheer Group for the two years ended 31st December 2007, which were prepared in accordance with the Hong Kong Financial Reporting Standards, were as follows:–

	Year ended 31st December	
	2006	**2007**
	HK$'000	*HK$'000*
Consolidated profit before taxation and minority interests	78,063	98,179
Consolidated profit after taxation and minority interests	70,380	86,243
Consolidated EBITDA	173,263	177,907

The audited consolidated net liability value and the audited consolidated total asset value of the Good Cheer Group as at 31st December 2007 amounted to approximately HK$18,807,000 and approximately HK$919,146,000 respectively.

3. THE ROAD BRIDGE ACQUISITION

Date of the Road Bridge Acquisition Agreement

21st July 2008

Date of the Supplemental Road Bridge Acquisition Agreement

5th August 2008

Parties

Vendor: SIIC CM, a wholly-owned subsidiary of SIIC

Purchaser: S.I. Infrastructure

Guarantor: SIIC

Asset to be acquired

Subject to the terms and conditions of the Amended Road Bridge Acquisition Agreement, S.I. Infrastructure has conditionally agreed to:

1. acquire the Hu-Hang Sale Share; and

2. take an assignment of all the benefits and interest of and in the Hu-Hang Sale Loan

free from all lien, charges, security interests, encumbrances, adverse claims, third party rights, adverse interests and equities of any kind whatsoever.

The Hu-Hang Sale Share represents the entire issued share capital of Hu-Hang. The Hu-Hang Sale Loan comprises the entire amount owing by Hu-Hang and/or HK Holdco to SIIC CM and/or SIIC and outstanding as at the date of the Road Bridge Acquisition Completion plus such further amounts as may be necessary to fulfill the undertakings by SIIC CM and/or SIIC under the Road Bridge Acquisition Agreement, which is estimated to be in the sum of not more than HK$4,196,311,992 as at the date upon which the Equity Transfer Contract has become effective and has been completed and the Transfer has been effected in accordance with the terms of Equity Transfer Contract.

Hu-Hang was set-up by SIIC (through SIIC CM which is its wholly-owned subsidiary) for the holding of interest in HK Holdco and does not have any direct relationship with the Hu-Hang Expressway Shanghai Section.

Hu-Hang Consideration

The Hu-Hang Consideration amounts to HK$4,196,312,000 comprising the following:

(1) the consideration for the sale and purchase of the Hu-Hang Sale Loan which is unsecured, non-interest bearing and repayable on demand; and

(2) the consideration for the sale and purchase of the Hu-Hang Sale Share, which shall be HK$8.

The Hu-Hang Consideration shall be payable by cash as follows:

(1) as to one half of the Hu-Hang Consideration (being HK$2,098,156,000), upon the Road Bridge Acquisition Completion; and

(2) as to the other half of the Hu-Hang Consideration, on or before the date falling six months after the date of the Road Bridge Acquisition Completion (or such other later date as SIIC CM, S.I. Infrastructure and SIIC may agree in writing).

The Hu-Hang Consideration was determined following arm's length negotiations between SIIC and the Company by reference to the valuation of the Hu-Hang Expressway Shanghai Section as at 30th June 2008 of approximately RMB5,310,000,000 as determined by DTZ Debenham Tie Leung Limited, an independent valuer, based on the income method. The net asset value of the Project Company as adjusted after taking into account of the valuation amounts to RMB3,707,142,645 (equivalent to approximately HK$4,216,975,000), and the Hu-Hang Consideration represents a discount of 0.5% to the adjusted net asset value.

Shareholders' attention is drawn to the fact that the income method has been used in the valuation of the Hu-Hang Expressway Shanghai Section as set out in Appendix II to this circular and is accordingly a deemed profit forecast under Rule 14.61 of the Listing Rules. The Directors consider that they have made due and careful enquiry in determining the value of the Hu-hang Expressway Shanghai Section as at 30th June 2008 as set out in Appendix II to this circular.

Conditions of the Road Bridge Acquisition Completion

The Road Bridge Acquisition Completion is conditional upon the fulfillment or (where relevant) waiver of the following conditions:

(a) approval by the Independent Shareholders of the Road Bridge Acquisition Agreement, and the transactions contemplated thereunder at the EGM in accordance with the requirements of the Listing Rules;

(b) completion of a due diligence investigation by S.I. Infrastructure in respect of the Hu-Hang Group, including without limitation, its state of affairs, assets and liabilities, financial position and business operations to the satisfaction of S.I. Infrastructure;

(c) S.I. Infrastructure having obtained PRC legal opinions on such issues and matters of laws and requirements in the PRC as S.I. Infrastructure may consider to be relevant to the Project Company, the Concession, the Transfer, the Road Bridge Acquisition Agreement, the Equity Transfer Contract and the transactions contemplated thereunder, in such form and substance satisfactory to S.I. Infrastructure;

(d) there having been no breach of any of the representations, warranties and undertakings by SIIC and/or SIIC CM to S.I. Infrastructure in any respect under the Road Bridge Acquisition Agreement;

(e) the obtaining of all consents, permits, approvals, authorizations and waivers necessary or appropriate for the entering into and consummation of the transactions contemplated by the Road Bridge Acquisition Agreement;

(f) the Concession Contract remaining in full force and effect and not being terminated;

(g) the Hotel Acquisition Agreement having become unconditional in all respects save as regards any condition requiring the Road Bridge Acquisition Agreement to become unconditional; and

(h) the Equity Transfer Contract having become effective and having been completed and the Transfer has been effected in accordance with the terms of the Equity Transfer Contract and S.I. Infrastructure having received all such documentation and proof evidencing such completion and Transfer to its satisfaction.

If the conditions have not been fulfilled or waived by the relevant parties to the Road Bridge Acquisition Agreement in accordance with the terms thereof (save that the condition set out in (a) cannot be waived) on or before 31st December 2008 or such later date as the parties to the Road Bridge Acquisition Agreement may agree (except the conditions set out in (d) and (f) which shall be fulfilled simultaneously upon the Road Bridge Acquisition Completion), the Road Bridge Acquisition Agreement shall lapse and be of no further effect and thereafter all rights, obligations and liabilities of all parties therein shall cease and terminate except for antecedent breach.

As at the Latest Practicable Date, the condition set out in (b) has been fulfilled.

Road Bridge Acquisition Completion

The Road Bridge Acquisition Completion shall take place on the third Business Day after all the conditions of the Road Bridge Acquisition have been satisfied or waived (as the case may be) or such other date as may be agreed in writing between SIIC CM and S.I. Infrastructure.

Guarantee

SIIC entered into the Road Bridge Acquisition Agreement also to, among other things, together with SIIC CM jointly and severally provide representations and warranties to S.I. Infrastructure in respect of the Hu-Hang Group, and to guarantee the performance by SIIC CM of its obligations under the Road Bridge Acquisition Agreement.

Information on SIIC CM

SIIC CM is a company incorporated in the BVI and wholly-owned by SIIC. The principal activity of SIIC CM is, inter alia, the holding of the entire equity interest in Hu-Hang.

Shareholding Structure of Hu-Hang immediately prior to and after the Road Bridge Acquisition Completion

The following charts set out the corporate structure of Hu-Hang (including SIIC's interest in the Company) immediately prior to and after the Road Bridge Acquisition Completion:

Immediately prior to the Road Bridge Acquisition Completion


SIIC
100%
50.99%(Note 2)
SIIC CM
The Company
100%
Hu-Hang
100%
HK Holdco
100%(Note 1)
Project Company

Notes:

1. As at the Latest Practicable Date, the Project Company is wholly-owned by SSG. Following the Transfer, the Project Company will become wholly-owned by HK Holdco.

2. These shareholding interests are held by Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Treasury (B.V.I.) Limited, SIIC Asset Management Company Limited, SIIC CM Development Funds Limited, SIIC Trading Company Limited, Billion More Investments Limited and SIIC CM, all being subsidiaries of SIIC.

Immediately after the Road Bridge Acquisition Completion


SIIC
50.99%(Note)
The Company
100%
S.I.
Infrastructure
100%
Hu-Hang
100%
HK Holdco
100%
Project Company

Note: These shareholding interests are currently held indirectly by SIIC through its subsidiaries and it has been assumed that there will be no changes in SIIC's indirect interest in the Company.

Information on Hu-Hang and the Project Company

Hu-Hang was incorporated in the BVI on 11th April 2008 and is wholly-owned by SIIC CM. The principal activity of Hu-Hang is the holding of the entire interest in HK Holdco. According to the accounts of Hu-Hang, the original subscription costs of interests in Hu-Hang to SIIC CM were US$1.

HK Holdco is a company incorporated in Hong Kong on 24th April 2008. It is wholly-owned by Hu-Hang. The principal activity of HK Holdco is the acquiring and holding of the entire issued share capital of the Project Company.

The Project Company is currently a 一人有限責任公司(法人獨資) (Single person limited liability company (wholly-owned by legal person)*) established in the PRC on 31st August 1999 with a registered share capital of RMB1,600,000,000 (equivalent to approximately HK$1,820,043,000). The entire equity interest in the Project Company is owned by SSG as at the Latest Practicable Date. The acquisition cost of the 100% equity interest in the Project Company to SSG was approximately RMB3,689,000,000 (equivalent to approximately HK$4,196,312,000). SSG, HK Holdco and SIIC entered into the Equity Transfer Contract whereby SSG has agreed to sell, and HK Holdco has agreed to purchase, 100% of the equity interest in the Project Company at a consideration of RMB3,689,000,000 (equivalent to approximately HK$4,196,312,000), of which RMB1,106,700,000 (equivalent to approximately HK$1,258,894,000) is

payable within 5 business days from the effective date of the Equity Transfer Contract, RMB1,106,700,000 (equivalent to approximately HK$1,258,894,000) is payable within 6 months from the date on which the foreign investment enterprise business licence of the Project Company is issued and the remaining RMB1,475,600,000 (equivalent to approximately HK$1,678,524,000) is payable within 1 year from the effective date of the Equity Transfer Contract. The Equity Transfer Contract will become effective upon all the relevant government approvals as provided therein and the relevant assets and equity transaction certificate have been obtained. As at the Latest Practicable Date, the application of approvals from the relevant PRC government authorities for the Equity Transfer Contract was in progress and the relevant assets and equity transaction certificate has been obtained. Upon the Transfer is effected and completed, the Project Company will become wholly-owned by HK Holdco and the Company. The Project Company is principally engaged in operating and maintaining, and collecting tolls from vehicles using, the Hu-Hang Expressway Shanghai Section during the Concession Period and in operating service facilities within the approved scope pursuant to and in accordance with the Concession.

Financial Information

The audited profit before taxation, the audited profit after taxation and the audited EBITDA of the Project Company for the two years ended 31st December 2007, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2006	**2007**
	RMB'000	*RMB'000*
Profit before taxation	172,268	194,848
Profit after taxation	113,016	128,754
EBITDA	476,593	511,527

The audited net asset value and the audited total asset value of the Project Company as at 31st December 2007 amounted to approximately RMB1,052,254,000 and approximately RMB3,100,836,000 respectively.

4. REASONS FOR AND BENEFITS OF THE HOTEL ACQUISITION AND THE ROAD BRIDGE ACQUISITION

The Hotel Acquisition and the Road Bridge Acquisition offer the Group an opportunity to acquire premier commercial property projects and toll road projects with strong profit potentials, thus enabling the Group in setting up its infrastructure business platform, and to further expand its toll road business and penetrate into the Shanghai real estate sector. The Acquisitions are in line with the overall business strategy of the Group with real estate, infrastructure and medicine as its core development sectors.

Upon completion of the Acquisitions, the Group further strengthens its existing real estate and toll road investments which optimizes its profit contribution portfolio and enhances steady income growth and strong cash flow. The expansion of our core businesses will also benefit from the solid financial strength of the Company which is characterized by a low gearing ratio and a healthy and liquid position.

The Expo 2010 Shanghai also offers a golden opportunity for the Group. Shanghai as the host of the global event will be the world's attraction with visitors and participants all over the world taking part in the exposition. Hotel reservation and traffic flows are expected to be at a peak. The Group will benefit from the influx of opportunities brought by the event.

The Directors (including the independent non-executive Directors) consider that the terms of the Hotel Acquisition and the Road Bridge Acquisition are fair and reasonable and are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

5. FINANCIAL EFFECTS OF THE ACQUISITIONS

Net assets value

The Acquisitions will be paid for partly from internal resources and partly by borrowings. As no new shares will be issued upon completion of the Acquisitions, the issued share capital of the Company and SIIC's shareholding interest in the Company will not be increased as a result of the Acquisitions. Accordingly, on the Hotel Acquisition Completion and the Road Bridge Acquisition Completion, there will be no change in the net asset value of the Group and the net asset value per Share.

Based on the audited total assets and total liabilities (including minority interests) of the Group as at 31st December 2007 and the unaudited adjusted total assets and total liabilities of Good Cheer and the Project Company as at 30th June 2008 after taking into account the valuation of the Four Seasons Hotel Shanghai and certain residential properties in Shanghai owned by the Hotel Company and Hu-Hang Expressway Shanghai Section as at 30th June 2008 respectively, both the adjusted total assets and adjusted total liabilities (including minority interests) of the Group as enlarged by the Acquisitions will be increased by approximately HK$6.7 billion respectively upon completion of the Acquisitions if 50% of the total consideration is paid by internal resources and 50% of the total consideration is paid by new borrowings.

Earnings

After completion of the Acquisitions, the Hotel Company and the Project Company will become subsidiaries of the Group, their respective financial results will be consolidated and enhance revenue, earnings and EBITDA of the Group.

The net profit of the Group will be increased by the Company's attributable profit in the Hotel Company and the Project Company, although interest expenses on the cash consideration may lessen the enhancement effect on the net profit of the Group. There will be immaterial effects on the earnings per Share. In addition, the Group is expected to record an immaterial amount of negative goodwill upon completion of the Acquisitions. In accordance with the Group's current accounting policies, such negative goodwill shall be recognized in profit and loss account.

6. GENERAL

The Group is principally engaged in the business of real estate, infrastructure facilities, medicine and consumer products. Each of South Pacific and SIIC CM is a wholly-owned subsidiary of SIIC. SIIC is beneficially owned by the Shanghai State-owned Assets Supervision and Administration Commission and is a conglomerate.

The Hotel Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the consideration ratio exceeds 5% but is below 25%. As South Pacific is a wholly-owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Hotel Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements. The Road Bridge Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as all applicable percentage ratios exceed 5% but are below 25%. As SIIC CM is a wholly-owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Road Bridge Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements.

The Independent Board Committee comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis has been formed to advise the Independent Shareholders on the fairness and reasonableness of the Acquisitions. Commerzbank AG Hong Kong Branch has been appointed as an independent financial adviser to provide its opinion to the Independent Board Committee and the Independent Shareholders in connection with the Acquisitions.

7. EGM

The EGM is to be held for the purpose of considering and approving by the Independent Shareholders the Acquisition Agreements and the transactions contemplated thereunder. Votes for the resolutions at the EGM shall be taken by way of poll. Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Treasury (B.V.I.) Limited, SIIC Asset Management Company Limited, SIIC CM Development Funds Limited, SIIC Trading Company Limited, Billion More Investments Limited and SIIC CM which are wholly-owned subsidiaries of SIIC and together holding approximately 50.99% of the total issued share capital of the Company as at the Latest Practicable Date will be required to abstain from voting in respect of the ordinary resolutions approving the Acquisition Agreements and the transactions contemplated thereunder. Save for the above, no Shareholder has any interests in the Acquisitions.

Set out on pages 98 to 100 of this circular is a notice convening the EGM which will be held on Monday, 8th September 2008 at which the resolutions will be proposed to approve the Acquisition Agreements and the transactions contemplated thereunder. The EGM will be held at the Conference Room of the Company, 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 8th September 2008 at 3:00 p.m.. The form of proxy for use by the Shareholders at the EGM is enclosed with this circular.

Whether or not you intend to attend the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof.

Completion and return of a form of proxy shall not preclude you from attending and voting in person at the EGM or an adjournment thereof should you so desire.

8. RECOMMENDATIONS

Based on the relevant information disclosed herein, the Directors, including the independent non-executive Directors, believe that the respective terms of the Acquisition Agreements are on normal commercial terms, which are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM.

As mentioned above, Commerzbank AG Hong Kong Branch has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreements and the transactions contemplated thereunder. Having considered the advice given by Commerzbank AG Hong Kong Branch and the principal factors and reasons taken into consideration by them in arriving at their advice, the Independent Board Committee is of the opinion that the respective terms of the Acquisition Agreements are fair and reasonable and in the interest of the Company and the Shareholders as a whole and are on normal commercial terms. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Acquisition Agreements and the transactions contemplated thereunder.

9. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 26, the letter from Commerzbank AG Hong Kong Branch set out on pages 27 to 47 and the additional information contained in the following appendices to this circular:

(i) Appendix I – Valuation Report on the Four Seasons Hotel Shanghai and Certain Residential Properties in Shanghai issued by DTZ Debenham Tie Leung Limited;

(ii) Appendix II – Valuation Report on the Hu-Hang Expressway Shanghai Section issued by DTZ Debenham Tie Leung Limited;

(iii) Appendix III – Traffic and O&M Forecast Studies on the Hu-Hang Expressway Shanghai Section issued by Wilbur Smith Associates Limited;

(iv) Appendix IV – Review Report on Cash Flow Forecast underlying the Valuation of the Operation Rights of Hu-Hang Expressway Shanghai Section issued by Deloitte Touche Tohmatsu; and

(v) Appendix V – General Information.

Yours faithfully,
For and on behalf of the Board
TENG YI LONG
Chairman

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

15th August 2008

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITIONS OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED AND THE ENTIRE ISSUED SHARE CAPITAL OF S.I. HU-HANG DEVELOPMENT LIMITED

We refer to the circular of the Company dated 15th August 2008 (the "Circular") to the Shareholders, of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether the terms of the Acquisition Agreements and the transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Commerzbank AG Hong Kong Branch has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreements and the transactions contemplated thereunder.

Your attention is drawn to the letter from the Board set out on pages 7 to 25 of the Circular, the letter from Commerzbank AG Hong Kong Branch set out on pages 27 to 47 of the Circular and the additional information set out in the appendices to the Circular.

Having considered the terms of the Acquisition Agreements and the transactions contemplated thereunder and the advice given by Commerzbank AG Hong Kong Branch, we consider that the terms of the Acquisition Agreements and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions relating to the Acquisition Agreements and the transactions contemplated thereunder to be proposed at the EGM.

Yours faithfully,
Independent Board Committee

LO Ka Shui
Independent Non-Executive Director

WOO Chia-Wei
Independent Non-Executive Director

LEUNG Pak To, Francis
Independent Non-Executive Director

The following is the text of a letter of advice from Commerzbank AG Hong Kong Branch to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition Agreements and the transactions contemplated thereunder which has been prepared for incorporation into this circular.

15 August 2008

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITIONS OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED AND S.I. HU-HANG DEVELOPMENT LIMITED

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Acquisition Agreements and the transactions contemplated thereunder. Details of which, amongst other things, are set out in the circular dated 15 August 2008 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On 21 July 2008, the Company, South Pacific (a wholly-owned subsidiary of SIIC) and SIIC entered into the Hotel Acquisition Agreement, pursuant to which the Company conditionally agreed to acquire the Good Cheer Sale Share from South Pacific and to take assignments of the Good Cheer Sale Loans from SIIC and/or South Pacific at an aggregate consideration of HK$1,350,000,000 which will be satisfied in cash upon the Hotel Acquisition Completion. Since SIIC is the controlling Shareholder and South Pacific is a wholly-owned subsidiary of SIIC, the Hotel Acquisition constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratios (as defined under the Listing Rules) in respect of the Hotel Acquisition are more than 5% but less than 25% and the Good Cheer Consideration is greater than HK$10 million, the Hotel Acquisition constitutes a discloseable transaction and a non-exempted connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

On 21 July 2008, S.I Infrastructure (a wholly-owned subsidiary of the Company), SIIC CM (a wholly-owned subsidiary of SIIC) and SIIC entered into the Road Bridge Acquisition Agreement, pursuant to which S.I Infrastructure conditionally agreed to acquire the Hu-Hang Sale Share from SIIC CM and to take an assignment of the Hu-Hang Sale Loan from SIIC CM at an aggregate consideration of HK$4,196,312,000 which will be satisfied as to HK$1,250,000,000 in cash and as to HK$2,946,312,000 by the issue and allotment of the 121,950,000 new Shares at the issue price of HK$24.16 per Share. Since SIIC is the

controlling Shareholder and SIIC CM is a wholly-owned subsidiary of SIIC, the controlling Shareholder, SIIC CM is a connected person of the Company under the Listing Rules and the Road Bridge Acquisition constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratios (as defined under the Listing Rules) in respect of the Road Bridge Acquisition are more than 5% but less than 25% and the Hu-Hang Consideration is greater than HK$10 million, the Road Bridge Acquisition constitutes a discloseable transaction and a non-exempted connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

On 5 August 2008, the Company, South Pacific and SIIC entered into the Supplemental Hotel Acquisition Agreement, pursuant to which the payment schedule of the Good Cheer Consideration is revised such that HK$675,000,000 (being half of the Good Cheer Consideration) shall be paid by the Company to South Pacific in cash upon the Hotel Acquisition Completion and the remaining HK$675,000,000 shall be payable by the Company to South Pacific in cash on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the Company, South Pacific and SIIC may agree in writing).

On 5 August 2008, S.I. Infrastructure, SIIC CM and SIIC entered into the Supplemental Road Bridge Acquisition Agreement, pursuant to which the manner and the payment schedule of the Hu-Hang Consideration is revised such that the entire amount of the Hu-Hang Consideration shall be payable in cash, half of which (being HK$2,098,156,000) shall be paid upon the Road Bridge Acquisition Completion and the remaining HK$2,098,156,000 shall be paid in cash on or before the date falling six months after the date of the Road Bridge Acquisition Completion (or such other later date as S.I. Infrastructure, SIIC CM and SIIC may agree in writing).

The Hotel Acquisition and the Road Bridge Acquisition are inter-conditional and the Hotel Acquisition Completion shall take place simultaneously with the Road Bridge Acquisition Completion. SIIC and its associates are required to abstain from voting in the ordinary resolutions in connection with the Acquisition Agreements and the transactions contemplated thereunder.

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis, has been formed to advise the Independent Shareholders in respect of the terms of the Acquisition Agreements and the transactions contemplated thereunder. We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Acquisition Agreements and the transactions contemplated thereunder as to whether (i) the terms of the Acquisition Agreements and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable; and (ii) the entering into of the Acquisition Agreements is in the ordinary and usual course of business of the Company and in the interest of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have reviewed, among other things, (i) the Circular; (ii) the Acquisition Agreements; (iii) the respective valuation reports in respect of (a) the Four Seasons Hotel Shanghai and the nine residential properties in Shanghai and (b) the Hu-Hang Expressway Shanghai Section as prepared by DTZ Debenham Tie Leung Limited ("DTZ"), an independent valuer, as set out in Appendices I and II to the Circular; (iv) the Traffic and O&M Forecast Studies (the "Traffic Report") of the Hu-Hang Expressway Shanghai Section as prepared by Wilbur Smith Associates Limited ("Wilbur Smith"), an independent traffic consultant, a summary of which is set out in Appendix III to the Circular; (v) the annual reports of the Company covering the three years ended 31 December 2007 ("FY2005", "FY2006" and "FY2007", and the "2006 Annual Report" and the "2007 Annual Report"), respectively; (vi) the audited consolidated financial statements of Good Cheer and the audited financial statements of the Project Company for FY2007; and (vii) the unaudited consolidated management accounts of Good Cheer and the unaudited management accounts of the Project Company for the six months ended 30 June 2007 ("1H07") and 2008 ("1H08"), respectively. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Directors that having made all reasonable enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which it is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular. We have further assumed that all material governmental, regulatory or other consents, waivers, authorizations, clearances and approvals necessary for the effectiveness and implementation of the Acquisitions will be obtained without any adverse effect on the Group or the contemplated benefits of the Group as derived from the Acquisitions.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from the Company; and (ii) reviewed sufficient information to enable us to reach an informed view and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company; nor have we conducted any independent in-depth investigation into the business and affairs of the Company and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders in relation to the Acquisitions, we have taken into account the following principal factors:

1. Reasons for and benefits of the Acquisitions

(i) Business and corporate strategy of the Group

The Company, which has been listed on the Main Board of the Stock Exchange since May 1996, is the largest investment flagship of SIIC (which is ultimately controlled by the Shanghai Municipal Government) in Hong Kong. Currently, the business activities of the Group comprise real estate investment, infrastructure facilities (including toll roads and water services), medicine (including Chinese medicine and health food, biomedicine and medical equipment) and consumer products (including the manufacture and sale of cigarettes, manufacture and sale of dairy products and printing of packaging materials). Set out below is the summary of the Group's financial information for the three years ended 31 December 2007:

	FY2005 *HK$'000* *(Audited)*	%	FY2006 *HK$'000* *(Audited)*	%	FY2007 *HK$'000* *(Audited)*	%
Turnover						
– Infrastructure facilities	181,578	3.01	276,419	4.04	338,171	4.25
– Medicine	3,567,264	59.21	3,729,130	54.43	4,322,141	54.34
– Consumer products	2,276,443	37.78	2,845,474	41.53	3,293,486	41.41
Total	6,025,285	100.00	6,851,023	100.00	7,953,798	100.00
Rental income from property, plant and equipment	3,343		6,229		9,223	
Profit contribution from each business segment						
– Infrastructure facilities	185,769	19.88	614,694	45.15	354,640	22.34
– Medicine	235,625	25.21	162,605 *Note 1*	11.94	174,505	10.99
– Consumer products	467,764	50.06	594,502 *Note 1*	43.67	966,150	60.85
– Information technology	45,336	4.85	(10,417)	(0.76)	88,141	5.55
– Real estate	–	–	–	–	4,375	0.27
Total	934,494	100.00	1,361,384	100.00	1,587,811	100.00

Source: The 2006 Annual Report and the 2007 Annual Report

Note 1: The figures excluded the losses resulted from the share reforms of Shanghai Industrial Pharmaceutical Investment Co., Ltd. and Bright Dairy and Food Co., Ltd.

The infrastructure facilities business has been the core business of the Group in the past years. For each of the three years ended 31 December 2007, the infrastructure facilities business segment has been a main revenue and profit contributor to the Group with its percentage to total revenue having been increased from approximately 3.01% in FY2005 to approximately 4.25% in FY2007 and with its percentage to the Group's net business profit having been increased from approximately 19.88% in FY2005 to approximately 22.34% in FY2007. It has become the second largest profit contributor for the Group in FY2007. Profit contribution from infrastructure facilities business for each of the three years ended 31 December 2007 has been higher than the revenue due to the dividend income, one-off gain on disposal, government compensation and share of results of jointly controlled entities in the respective years. In regard to the real estate business of the Group, the rental income from property, plant and equipment also increased from approximately HK$3.34 million for FY2005 to approximately HK$9.22 million for FY2007, an increase of approximately 1.76 times. The carrying value of investment properties of the Group as at 31 December 2007 was approximately HK$540.27 million, representing an increase of approximately 5.7 times from a year ago. In addition, the real estate business has become the core business of the Group in FY2007 after acquiring the controlling stakes in Shanghai Urban Development (Holdings) Co., Ltd. in December 2007, which has major residential and commercial property development projects in Shanghai, Kunshan, Changsha and Hefei, PRC.

Based on the above, we concur with the Directors' view that the Acquisitions are in line with the overall business strategy of the Group with real estate and infrastructure facilities as two of its core development sectors.

(ii) Information on Good Cheer Group

Good Cheer was incorporated in the BVI on 8 January 1999 and is a wholly-owned subsidiary of South Pacific. Good Cheer owns 89.69% equity interest in Creative Gold, which through its wholly-owned subsidiaries (i.e. SPHCL and SPIIL), owns 97% equity interest in the Hotel Company. Accordingly, the attributable interest of SIIC in the Hotel Company is approximately 87%. The Hotel Company (i) owns and operates the Four Seasons Hotel Shanghai, which is situated at 500 Weihai Road, Jing'an District, Shanghai; and (ii) owns nine residential apartments at 223 East Zhuanbang Road, Changning District and No.3, Lane 777 Xinzha Road, Jing'an District, Shanghai, which are currently vacant units for own use and for sale. Set out below is the financial information of Good Cheer Group for the two years ended 31 December 2007 and 1H08:

	FY2006	**FY2007**	**1H08**
	HK$'000	*HK$'000*	*HK$'000*
	(Audited)	*(Audited)*	*(Unaudited)*
Consolidated profit after taxation and minority interests (a)	70,380	86,243	47,656
Consolidated EBITDA	173,263	177,907	89,583
Consolidated net cash inflow from operating activities	107,909	140,240	N/A*

	As at 31 December		**As at 30 June**
	2006	**2007**	**2008**
	HK$'000	*HK$'000*	*HK$'000*
	(Audited)	*(Audited)*	*(Unaudited)*
Consolidated total assets (b)	908,310	919,146	951,745
Return on total assets (a)/(b) × 100%	7.7%	9.4%	10.0%**

* *No cashflow statement has been prepared based on the management account of Good Cheer Group*

** *The return on total assets 1H08 is calculated on an annualized basis*

The Hotel Company has been consistently generating profit for the two years ended 31 December 2007 and 1H08 and its return on total assets increased from approximately 7.7% in FY2006 to approximately 9.4% in FY2007 and approximately 10.0% in 1H08. The net cash inflow from operating activities also increased from approximately HK$107.9 million in FY2006 to approximately HK$140.2 million in FY2007, an increase of approximately 29.9%. As such, we are of the view that the Hotel Acquisition will not only enhance the Group's profitability but also provide strong and growing cash flow to the Group.

Prospects of the Hotel Company

(a) Shanghai World Expo 2010

As stated in the section headed "Letter from the Board" of the Circular, the Shanghai World Expo 2010, being a global event, will offer a golden opportunity for Shanghai to attract visitors and participants all over the world and hotel reservation and traffic flows are expected to reach a new high. According to the official website of Shanghai World Expo, this world major event is scheduled from 1 May to 31 October 2010 and is expected to attract 70 million visitors from all over the world. As at the Latest Practicable Date, 174 countries and 37 international organizations have confirmed to participate in the exposition. The site of Shanghai World Expo 2010 is located at an area between Nanpu Bridge and Lupu Bridge along both sides of Huangpu River. The planning area covers 5.28 square kilometers in which 3.93 square kilometers are in Pudong section while 1.35 square kilometers are in Puxi section, where the Four Seasons Hotel Shanghai is located. According to the news release from the Ministry of Foreign Affairs of PRC in December 2002, the total investment for the site of the Shanghai World Expo 2010 is estimated to be at least US$3 billion (equivalent to approximately HK$23.4 billion). It is expected that the exposition will accelerate Shanghai to become an internationalized and modernized metropolis and promote the economic growth and development of various industries in PRC.

(b) Tourism industry in Shanghai

Set out below is a summary of certain statistics relating to the revenue generated from tourism industry in Shanghai and the number of foreign visitors to Shanghai from 2003 to 2007:

	2003	2004	2005	2006	2007
Revenue generated from tourism industry in Shanghai (US$ million) (equivalent to approximately HK$ million)	2,053 (HK$16,013)	3,041 (HK$23,720)	3,556 (HK$27,737)	3,904 (HK$30,451)	4,737* (HK$36,949)

Source: National Bureau of Statistics of PRC

* *Data in 2007 from Shanghai Municipal Statistics Bureau*

	2003	2004	2005	2006	2007
Number of foreign visitors (including people from Hong Kong and Taiwan) to Shanghai	3,198,700	4,919,200	5,713,500	6,056,700	6,655,900
Average number of foreign visitors (including people from Hong Kong and Taiwan) staying in Shanghai per day	8,764	13,440	15,654	16,594	18,235
Average number of days each foreign visitor (including people from Hong Kong and Taiwan) stay in Shanghai	3.61	3.50	3.50	3.60	3.69

Source: Shanghai Municipal Statistics Bureau

As shown in the above tables, the number of foreign visitors to Shanghai increased significantly from approximately 3.2 million in 2003 to approximately 6.6 million in 2007, representing an increase of approximately 1.06 times, whilst the average number of days each foreign visitor stays maintained above 3.6 days in the past two years. Corresponding with such increases, the revenue generated from tourism industry also substantially increased from approximately US$2,053 million in 2003 to approximately US$4,737 million in 2007, representing an increase of approximately 1.31 times.

Four Seasons Hotel Shanghai, a five-star luxury hotel, is the only hotel managed and operated by Four Seasons Hotels Inc., the world's leading hotel operator and renowned for its management and operations of fine and luxury hotels, in Shanghai. Four Seasons Hotels Inc. currently manages and operates 78 hotels under the "Four Seasons" brandname located in 32 countries. As advised by the management of the Company, the Hotel Company is one of the only few Four Seasons hotels which Four Seasons Hotels Inc. has equity interest. The management of the Company considered that the success and expertise of Four Seasons Hotels Inc. in providing luxurious hotel services is a key competitive edge of Four Seasons Hotel Shanghai and distinguished Four Seasons Hotel Shanghai from other hotels in Shanghai.

Given the above, we are of the view that the Four Seasons Hotel Shanghai will benefit from the continuously growing tourism (both for business and pleasure) in Shanghai and the Hotel Acquisition is in the interest of the Company and the Shareholders as a whole.

(c) The property market in Shanghai

The Four Seasons Hotel Shanghai and six of the nine residential apartments owned by the Hotel Company, are located in Jing'an District, which is a major shopping and commercial area of Shanghai. According to The People's Government of Shanghai Jing'an District, Jing'an District has an area of approximately 7.62 square kilometers with a population of approximately 3.10 million. The gross domestic product ("GDP") of Jing'an District was approximately RMB11.24 billion (equivalent to approximately HK$12.79 billion) in 2007, representing an annual growth rate of approximately 12.02% from 2006. The other 3 residential apartments owned by the Hotel Company are located in Changning District, an area of approximately 37.2 square kilometers at the west of the central business district of Shanghai. The GDP of Changning District was approximately RMB23.10 billion (equivalent to approximately HK$26.28 billion) in 2007, representing an annual growth rate of approximately 12.5% from 2006.

Set out below is a summary of certain statistics relating to property transactions in Shanghai from 2004 to 2007.

	2004	**2005**	**2006**	**2007**
Sale *(RMB' million)*				
Shanghai	226,384	216,130	217,708	308,935
Changning	6,995	7,458	6,289	5,988
Jing'an	8,365	7,622	3,141	4,053
Area sold *('000 square meters)*				
Shanghai	34,888	31,589	30,254	36,950
Changning	538	896	478	542
Jing'an	719	1,033	273	373
Average selling price *(RMB per square metre)*				
Shanghai	6,489	6,842	7,196	8,361
Changning	13,002	8,324	13,157	11,048
Jing'an	11,634	7,379	11,505	10,866

Source: Shanghai Municipal Statistics Bureau

The overall property sales in Shanghai increased from approximately RMB226.38 billion (equivalent to approximately HK$257.51 billion) in 2004 to approximately RMB308.9 billion (equivalent to approximately HK$351.38 billion), representing a compound annual growth rate ("CAGR") of approximately 10.92%. The average selling price of real estate transactions in Shanghai increased from approximately RMB6,489 (equivalent to approximately HK$7,381.41) per square meter in 2004 to approximately RMB8,361 (equivalent to approximately HK$9,510.86) per square meter in 2007, representing a CAGR of approximately 8.82%. The average selling

prices of real estate transactions in both Changning District and Jing'an District are higher than the average selling prices of Shanghai from 2004 to 2007, indicating that these two districts are premier locations in Shanghai.

(iii) Information on the Project Company and the Hu-Hang Expressway Shanghai Section

The Project Company was established in PRC on 31 August 1999 with a registered capital of RMB1.6 billion (equivalent to approximately HK$1.8 billion). The Project Company is principally engaged in operating and maintaining, and collecting tolls from vehicles using the Hu-Hang Expressway Shanghai Section during the Concession Period and to operate service facilities within the approved scope pursuant to and in accordance with the Concession. The Hu-Hang Expressway Shanghai Section is part of the Hu-Hang Expressway commencing from Xinzhuang Town of Minhang District, passing through Minhang District, Songjiang District, Jinshan District, and ending at Fengjing Town of Jinshan District, Shanghai. The construction of the section from Xinzhuang Town to Songjiang District started at 1985, and was opened to traffic in 1990. This section has two lanes in each direction. The construction of another section from Songjiang District to Fengjing Town commenced in 1996 and was completed in 1998. In 2004, this section had been widened to 3 lanes in each direction. The total length of the Hu-Hang Expressway Shanghai Section is about 47.7 kilometers.

Set out below is the financial information of the Project Company for the two years ended 31 December 2007, 1H07 and 1H08:

	FY2006 *RMB'000* *(Audited)*	**FY2007** *RMB'000* *(Audited)*	**1H07** *(Note 1)* *RMB'000* *(Unaudited)*	**1H08** *(Note 1)* *RMB'000* *(Unaudited)*	**1H08** *(Note 2)* *RMB'000* *(Indicative)*
Profit before taxation	172,268	194,848	81,187	104,158	207,462
Profit after taxation (a)	113,016	128,754	56,977	83,813	161,291
EBITDA	476,593	511,527	235,034	262,550	262,550
Net operating cash inflow from operating activities	210,688	475,882	N/A*	N/A*	

Note 1: Based on the unaudited management accounts of the Project Company

Note 2: These are indicative results based on the assumption of the restructuring of the Project Company, details of which are set out under the subsection headed "Restructuring of the Project Company" in this letter

* *No cashflow statement has been prepared based on the unaudited management accounts of the Project Company*

	As at 31 December		As at 30 June		As at 30 June
	2006	2007	2007	2008	2008
			(Note 1)	*(Note 1)*	*(Note 2)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(Audited)	*(Audited)*	*(Unaudited)*	*(Unaudited)*	*(Indicative)*
Total asset value	3,187,133	3,100,836	3,238,458	3,911,912	
Total asset value (excluding cash and bank balances) (b)	3,169,997	2,996,202	3,084,604	2,919,825	2,919,825
Return on total assets (a)/(b) x 100%	3.6%	4.3%	3.7%	5.8%**	11.1%**

Note 1: Based on the unaudited management accounts of the Project Company

Note 2: These are indicative results based on the assumption of the restructuring of the Project Company, details of which are set out under the subsection headed "Restructuring of the Project Company" in this letter

** *The return on total assets for 1H07 and 1H08 are calculated on an annualized basis*

The Project Company has been consistently generating profit and the return on total assets increased from approximately 3.6% in FY2006 to approximately 4.3% in FY2007 and approximately 5.8% in 1H08 based on the unaudited management accounts of the Project Company for 1H08 or approximately 11.1% based on the indicative results assuming the restructuring of the Project Company (as stated in the subsection headed "Restructuring of the Project Company" in this letter) is implemented. The net cash inflow from operating activities increased from approximately RMB210.7 million in FY2006 to approximately RMB475.9 million in FY2007, an increase of approximately 1.3 times. The profit before taxation for 1H08 was increased by approximately 47.1% as compared to that for 1H07 mainly due to the increase in average daily traffic by approximately 7.71% in 1H08 from 1H07, increase in ancillary services income and decrease in interest expenses. Having considered the above, we are of the view that the Road Bridge Acquisition will not only strengthen the infrastructure facilities business of the Group in Shanghai but also enhance the Group's profitability and provide strong cash flow to the Group.

Set out below are the historical traffic volume and the toll revenue of the Hu-Hang Expressway Shanghai Section for the three years ended 31 December 2007, 1H07, the six months ended 31 December 2007 ("2H07") and 1H08:

	FY2005	FY2006	FY2007	1H07	2H07	1H08
Average daily traffic at exit gate (in vehicle)	61,870	68,315	78,633	74,427	82,816	80,168
Growth rate (%)		10.42%	15.10%			7.71%*
Toll revenue (RMB million)	488.3	541.6	604.6	288.5	316.1	292.8
Growth rate (%)		10.92%	11.63%			1.49%*

* *The growth rates for 1H08 are calculated with reference to the figures for 1H07*

The average daily traffic volume of the Hu-Hang Expressway Shanghai Section has been increased from 61,870 vehicles in 2005 to 78,633 vehicles in 2007. The toll revenue increased significantly from approximately RMB488.3 million in 2005 to approximately RMB604.6 million in 2007, representing an increase of approximately 23.8%. The daily average traffic volume for 1H08 was 80,168 vehicles, representing an increase of approximately 7.71% from 1H07. We noted from the historical traffic volume figures in 2007 that there is a seasonal factor with relatively smaller traffic volume in 1H07 than 2H07 and concur with the view of the management of the Company that the whole year figure of traffic volume for 2008 is expected to be better than the annualized figure based on the actual traffic volume for 1H08.

Prospects of the Project Company

(a) Economic overview of Shanghai

Shanghai is one of the key cities in PRC. According to the Shanghai Municipal Statistics Bureau, the GDP of Shanghai in 2006 and 2007 was approximately RMB1,036.64 billion (equivalent to approximately HK$1,179 billion) and RMB1,218.89 billion (equivalent to approximately HK$1,387 billion), respectively. Set out below is the comparison between the national historical economic growth of PRC and the historical economic growth of Shanghai:

Year	GDP growth rate of PRC(%)	GDP growth rate of Shanghai (%)
2003	12.9	15.6
2004	17.7	19.2
2005	15.0	22.9
2006	14.7	13.2
2007	16.9 *(Note 1)*	17.6 *(Note 2)*

Source: National Bureau of Statistics of PRC

Note 1: Based on the China Industry Annual Report published in China Economic Information Network (www.cei.gov.cn).

Note 2: Based on data extracted from Shanghai Municipal Statistics Bureau (www.stats-sh.gov.cn)

We note from the above table that the GDP growth rate of Shanghai is higher than that of PRC from year 2003 to 2007 (save for 2006). According to the National Bureau of Statistics of PRC, the GDP per capita in Shanghai amounts to approximately RMB57,115 (equivalent to approximately HK$64,970) in 2006 and is ranked as the highest in PRC in 2006. The strong economic growth of Shanghai is expected to have positive impact on the transportation network in Shanghai.

(b) Restructuring of the Project Company

We understand from the management of the Company that the current amortization policy of the Project Company will have the toll road operating right fully amortized long before the end of the Concession Period. Following the Road Bridge Acquisition Completion, the toll road operating right of the Hu-Hang Expressway Shanghai Section will be amortized over the Concession Period and in accordance with the traffic flow, which would give a more fair view of the toll road operating results through the years of operation under the Concession Period. Accordingly, the amortization expense is expected to be significantly decreased by approximately RMB91.9 million for the year ending 31 December 2008.

In addition, we noted that the registered capital of the Project Company increased from RMB800 million to RMB1,600 million in May 2008. As at 30 June 2008, the Project Company had cash balance of approximately RMB992 million and a total debt of approximately RMB1.91 billion. We understand from the management of the Company that the Group intends to finance approximately RMB1.0 billion (equivalent to approximately HK$1.14 billion) to the Project Company as shareholders' loan for the Project Company's repayment of its bank borrowings and will charge the Project Company an interest rate at the average borrowing rate of the Group in Hong Kong. Assuming the cash balance (including the shareholders' loan of RMB1.0 billion) of approximately RMB1.99 billion were fully applied to repay all of the bank borrowings of the Project Company, it is expected that the net interest expenses of the Project Company would be reduced significantly by approximately RMB108.1 million in 2008.

In accordance with the new Enterprise Income Tax Law of PRC, the Project Company's profit tax rate will be reduced from 33% to 25% commencing from FY2008. Based on the actual profit of the Project Company for FY2007, the reduction of enterprise income tax rate would have increased the profit after tax by approximately RMB17.4 million.

Based on the above positive factors without taking into account the improvement in management efficiency and the organic income growth of the Project Company, the net profit after tax of the Project Company would be increased by approximately RMB163 million for the year ending 31 December 2008 and in the subsequent years.

In addition, as represented by the management of the Company, following the Road Bridge Acquisition Completion, the Group will have interest in approximately 40% of the toll roads and bridges in Shanghai in terms of toll revenue. The Group currently owns 100% interest in the Shanghai-Nanjing Expressway Shanghai Section and 30% interest in the Yongjin Expressway Jinhua Section. The Hu-Ning Expressway Shanghai Section is directly managed and supervised by the Group. Upon the Road Bridge Acquisition Completion, the Hu-Hang Expressway Shanghai Section will become the second expressway of the Group in Shanghai and the Group's expertise in managing expressway is expected to improve the operating efficiency of the expressway, including the financial management of the Project Company, and thus its profitability.

The management of the Company also expects that the favourable economic outlook in Shanghai will have positive impact on its transportation network, thereby increasing the traffic flow in the Hu-Hang Expressway Shanghai Section. In addition, the Hangzhou Bay Bridge, a six-lane with cable-stayed bridge portion across Hangzhou Bay connecting Shanghai and Ningbo in Zhejiang Province has commenced operations in May 2008 and the management of the Company expects that such new toll road will induce more traffic flow in the Hu-Hang Expressway Shanghai Section.

2. The Good Cheer Consideration and the Hu-Hang Consideration

(i) Good Cheer Consideration

As disclosed in the section headed "Letter from the Board" of the Circular, the Good Cheer Consideration of HK$1,350,000,000 was determined after arm's length negotiation between SIIC and the Company with reference to the consolidated net asset value of Good Cheer as at 30 June 2008 after taking into account the valuation of Four Seasons Hotel Shanghai and the nine residential properties in Shanghai owned by the Hotel Company as at 30 June 2008 (the valuation certificates of which are set out in Appendix I to the Circular) (the "Property Valuation") and the amount of Good Cheer Sale Loans of approximately HK$448,136,025 as at 30 June 2008. As the Good Cheer Consideration represents a discount of approximately 4.8% to the sum of adjusted consolidated net asset value and Good Cheer Sale Loans as at 30 June 2008, we are of the view that the Good Cheer Consideration is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

The Property Valuation

In assessing the fairness and reasonableness of the Property Valuation, we have reviewed and discussed with DTZ regarding the methodology of, and bases and assumptions adopted for, the valuation of Four Seasons Hotel Shanghai ("Property I") and nine residential properties in Shanghai ("Properties II") as contained in the independent valuation report. DTZ valued each of Property I and Properties II on a direct comparison approach in which reference to relevant sales comparables in the market has been made. The sales comparables obtained by DTZ in the market, in the opinion of DTZ, are comparables to the five-star hotel, high-end service apartments and residential units in terms of timing of transactions and location and usage of the underlying premises (as adjusted by other relevant factors subject to DTZ's discretion). As advised by DTZ, the above-mentioned approach is a commonly adopted approach for valuation of hotel and residential properties and is in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors. Given the above, we are of the opinion that the valuation methodology adopted by DTZ is in line with the normal market practice and is fair and reasonable.

(ii) The Hu-Hang Consideration

The Hu-Hang Consideration amounts to HK$4,196,312,000 of which (i) HK$8 shall be paid as consideration for the Hu-Hang Sale Share; and (ii) the remaining balance as consideration for the Hu-Hang Sale Loan. As disclosed in the section headed "Letter from the Board" of the Circular, the Hu-Hang Consideration was determined after arm's length negotiation between SIIC and the Company with reference to the valuation of the Hu-Hang Expressway Shanghai

Section of approximately RMB5,310,000,000 as at 30 June 2008 (the "Expressway Valuation") based on the valuation report prepared by DTZ, a valuation certificate of which is set out in Appendix II to the Circular.

With reference to the net asset value of the Project Company as at 30 June 2008 and after taking into account the Expressway Valuation as at 30 June 2008, the adjusted net asset value of the Project Company amounted to approximately RMB3,707,142,645. Given the Hu-Hang Consideration represents a discount of approximately 0.5% to the adjusted net asset value of the Project Company, we are of the view that the Hu-Hang Consideration is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Expressway Valuation

In assessing the fairness and reasonableness of the Expressway Valuation, we have reviewed the methodology, bases, inputs and assumptions employed in the Traffic Report prepared by Wilbur Smith and the valuation report in respect of the Expressway Valuation prepared by DTZ and discussed with each of Wilbur Smith and DTZ.

(a) Methodologies

There are three internationally recognized valuation methodologies, namely, the market approach, the cost approach and the income approach. In determining the Expressway Valuation as at 30 June 2008, DTZ has adopted the discount cash flow method (the "DCF Method") as under the class of income approach. Such method determines the value of a project through calculating the present value of net cash flows expected to be derived from the project based on a series of forecast of revenue and costs over the period from the date of valuation report (i.e. 30 June 2008) to the end of the Concession Period (i.e. 31 August 2030).

We concur with DTZ that the DCF Method (i.e. the income approach) is appropriate to evaluate the market value of the Hu-Hang Expressway Shanghai Section since (i) the DCF Method can accommodate the changes in the Group's future profit entitlements from Hu-Hang Expressway Shanghai Section; and (ii) although the cost of infrastructure projects at different locations may be similar, the economic benefits that can be derived from such projects can vary significantly due to a number of local economic factors, such as growth of gross domestic product and traffic flow. As confirmed by DTZ, the Expressway Valuation is prepared under the international valuation standards issued by the International Valuation Standard Committee, which we consider appropriate.

(b) Traffic flow of the Hu-Hang Expressway Shanghai Section from years 2008 to 2030

For the purpose of preparing the Expressway Valuation, Wilbur Smith was commissioned to conduct the Traffic Report, a summary of which is set out in Appendix III to the Circular, on (i) forecasting the traffic volume and toll revenue from 2008 to 2030; and (ii) estimating the future operating and maintenance costs. We have reviewed the scope of work performed by Wilbur Smith and consider the scope of work is appropriate to the opinion required to be given and there are no limitations to the scope of work which might adversely impact the degree of assurance given by the Traffic Report.

Based on the Traffic Report with respect to traffic forecasting methodology, competition, bases and assumptions underlying the traffic flow, revenue forecasts and operation and maintenance expenses forecasts and discussing with Wilbur Smith, we were given to understand that the projection of future traffic demand is based on a number of factors, including (i) the historical traffic flow and existing traffic pattern of the Hu-Hang Expressway Shanghai Section based on routine investigation and traffic survey; (ii) existing and future highway network for Shanghai; (iii) macroeconomic indicators and growth in traffic demand; and (iv) projected operating and maintenance costs of the Hu-Hang Expressway Shanghai Section. The Traffic Report also examines the GDP growth rates in Shanghai and major cities in Zhejiang Province to estimate the future traffic growth rates of the Hu-Hang Expressway Shanghai Section. Wilbur Smith has also considered the government road network planning data to analyze the diversion impact from any future competitive expressways near or along the same corridor. Based on the projected traffic flow, Wilbur Smith further projected the toll revenue with reference to existing toll rates of different class of vehicles of the Hu-Hang Expressway Shanghai Section, the economic growth and related variance of the areas along the Hu-Hang Expressway Shanghai Section. We consider that Wilbur Smith has taken into account of major reasonable factors and assumptions in determining the cash flow of the Hu-Hang Expressway Shanghai Section from year 2008 to 2030. As confirmed by Wilbur Smith, the Traffic Report is prepared under the conventional forecasting procedures which are internationally recognized and similar procedures have been used previously for the toll road traffic forecast studies in PRC, which we consider appropriate.

(c) Bases and assumptions of the Expressway Valuation

We noted that DTZ, in performing the Expressway Valuation, has relied on the projection of traffic flow, toll revenues, operating costs and maintenance expenses for the period from year 2008 to 2030 as stated in the Traffic Report in determining the projected cash-flow of the Hu-Hang Expressway Shanghai Section. DTZ has also taken into account major relevant and significant factors affecting the operations of the Hu-Hang Expressway Shanghai Section including the nature and pattern of historical operating and maintenance expenditure, the amortization schedules of fixed assets, and other expenses as reflected in the audited financial statements of the Project Company prepared under the PRC Generally Accepted Accounting Principles for the 2 years ended 31 December 2007.

Given the above, we are of the view that the bases and assumptions in respect of the Expressway Valuation are fair and reasonable.

3. The Supplemental Hotel Acquisition Agreement and the Supplemental Road Bridge Acquisition Agreement

According to the Supplemental Hotel Acquisition Agreement dated 5 August 2008, the payment schedule of the Good Cheer Consideration is revised such that only half of the Good Cheer Consideration of HK$675,000,000 shall be payable upon the Hotel Acquisition Completion (as opposed to all of the Good Cheer Consideration pursuant to the Hotel Acquisition Agreement) and the remaining Good Cheer Consideration of HK$675,000,000 shall be payable on or before the date falling six months after the date of the Hotel Acquisition Completion (or such other later date as the parties to the Hotel Acquisition Agreement may agree in writing).

According to Supplemental Road Bridge Acquisition Agreement dated 5 August 2008, the manner and payment schedule of the Hu-Hang Consideration is revised such that the entire amount of the Hu-Hang Consideration shall be payable in cash (instead of partly in cash and partly in Consideration Shares as per the Road Bridge Acquisition Agreement). Half of the Hu-Hang Consideration (being HK$2,098,156,000) shall be paid upon the Road Bridge Acquisition Completion and the remaining HK$2,098,156,000 shall be paid on or before the date falling six months after the date of the Road Bridge Acquisition Completion (or such other later date as the parties to the Road Bridge Acquisition Agreement may agree in writing).

As disclosed in the announcement of the Company dated 5 August 2008, the change in payment means of the Hu-Hang Consideration from partially cash and partially Consideration Shares to wholly in cash provides a relatively simple and direct means of settlement for the Road Bridge Acquisition. The deferral of payment schedule of half of the Good Cheer Consideration and half of the Hu-Hang Consideration to six months after the respective Hotel Acquisition Completion and the Road Bridge Acquisition Completion will provide more flexibility funding arrangement for the Group. The aggregate amount of Good Cheer Consideration and the Hu-Hang Consideration, which amount to approximately HK$5,546,312,000 (the "Total

Consideration") will be financed by internal resources and borrowings of the Group. Based on the 2007 Annual Report, the Group's bank balance and cash (excluding the pledged deposit) (the "Consolidated Cash Balance") amounted to approximately HK$6.71 billion as at 31 December 2007 including the cash balance at the Company's discretion of approximately HK$3.5 billion. As such, the Group has sufficient cash balance to settle the aggregate initial payments of the Good Cheer Consideration and the Hu-Hang Consideration, amounting to approximately HK$2,773,156,000. The remaining balance of HK$2,773,156,000 (the "Remaining Consideration Balance") will be settled within six months after the Hotel Acquisition Completion and the Road Bridge Acquisition Completion either through borrowings and/or internal resources. According to the 2007 Annual Report, the Group had undrawn syndicated loan facility of approximately HK$1.5 billion as at 31 December 2007.

Based on the above, we are of the view that the terms of the Supplemental Hotel Acquisition Agreement and the Supplemental Road Bridge Acquisition Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

4. Financial impacts of the Acquisitions

Upon completion of the Acquisitions, the indirect attributable interest of the Company in the Hotel Company and the Project Company will be approximately 87% and 100%, respectively. Each of the Hotel Company and the Project Company will be accounted for as subsidiaries of the Company and their results will be consolidated into the accounts of the Company upon completion of the Acquisitions.

(i) Earnings

In view of the historical profitable track record of the Hotel Company and the Project Company, the Acquisitions are expected to make a positive contribution to the revenue and profit of the Group in the future by riding on the economic development and tourism growth of Shanghai. In addition, as discussed above, the earnings per Share are expected to be enhanced due to change in amortization policy, debt repayment and the reduction in profit tax rate of the Project Company and the Hotel Company.

(ii) Net asset value

As set out in the 2007 Annual Report, the audited net asset value of the Group as at 31 December 2007 was approximately HK$22,694 million. Given that the Good Cheer Consideration and the Hu-Hang Consideration represent a discount of 4.8% and 0.5% to the respective consolidated net asset value of Good Cheer and the Project Company as at 30 June 2008, the Acquisitions are not expected to have any material impact on the net asset value of the Group immediately upon the completion of the Acquisitions.

(iii) Cashflow and Gearing

The Total Consideration is expected to be financed by internal resources and borrowings of the Group. Based on the 2007 Annual Report, the Consolidated Cash Balance amounted to approximately HK$6.71 billion as at 31 December 2007 including the cash balance at the Company's discretion of approximately HK$3.5 billion. Assuming all of the aggregate initial payment of the Total Consideration will be financed by internal resources of the Group, it represents approximately 41.33% and 79.23%, respectively, of the Consolidated Cash Balance and the cash balance at the Company's discretion.

We understand from the management of the Company that the Group has been continuously generating cash inflow from its ordinary business and recorded positive operating cash flows (excluding the increase in financial assets at fair value as reported in the income statement) of approximately HK$1.75 billion for FY2007. In addition, according to the 2007 Annual Report, the Group had undrawn syndicated loan facility of approximately HK$1.5 billion as at 31 December 2007. Based on the above, we consider the Group will have adequate financing to settle the Total Consideration as well as maintaining its operations in the ordinary course of business.

The total debt of the Group as at 31 December 2007 was approximately HK$3.62 billion and the total capital (being the aggregate of the total debt and total equity) was approximately HK$32.05 billion, giving a gearing ratio of approximately 11.3%. Taking into account the total debt of the Hotel Company and the Project Company of approximately RMB240 million (equivalent to approximately HK$273 million) and approximately RMB1.91 billion (equivalent to approximately HK$2.17 billion), respectively, as at 30 June 2008 and assuming the Remaining Consideration Balance will be financed by bank borrowings, it is expected that the Group's total debt would be increased by approximately HK$5.216 billion. The gearing ratio after completion of the Acquisitions would be increased to approximately 23.71%. Although there will be an increase in the Group's gearing ratio, the future profit to be derived from the Hotel Company and the Project Company is expected to enhance the capital base of the Company. Given the strong existing capital base of the Company and the expected enhancement of the Group's capital base from the future earnings of the Hotel Company and the Project Company, we consider such increase in the Group's gearing ratio is acceptable and would not materially affect the overall financial position of the Group.

Having considered the above as a whole, we are of the view that the financial impacts of the Acquisitions on the Group are acceptable.

CONCLUSION AND RECOMMENDATION

Having considered the principal factors referred to above, in particular:

(i) the real estate and the infrastructure facilities business segments are two of the Group's core businesses and the Acquisitions which involve real estate and infrastructure facilities investments are in line with the corporate strategy of the Group;

(ii) the favourable macroeconomic condition of Shanghai will have positive impact on the transportation network in Shanghai and the growing tourism industry (both business and pleasure) is expected to further drive the demand for hotel accommodations;

(iii) both the Hotel Company and the Project Company have been operating profitably with growth prospects and are expected to have positive contributions to the profit of the Group;

(iv) the terms of the Supplemental Hotel Acquisition Agreement and the Supplemental Road Bridge Acquisition Agreement are fair and reasonable; and

(v) the Good Cheer Consideration and the Hu-Hang Consideration are fair and reasonable,

we are of the view that (i) the terms of the Acquisition Agreements and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable; and (ii) the entering into of the Acquisition Agreements is in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole. Accordingly, we would recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisitions.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance – Asia Pacific

Andrew Yu
Corporate Finance – Asia Pacific

The following is the text of the letter, summary of valuations and valuation certificates received from DTZ Debenham Tie Leung Limited in connection with its opinion of market values of the property interests of the Hotel Company held in the PRC as at 30th June 2008 prepared for the purpose of incorporation in this circular.

DTZ 戴德梁行

16th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

15th August 2008

The Directors
Shanghai Industrial Holdings Limited
26/F, Harcourt House,
39 Gloucester Road,
Wanchai,
Hong Kong

Dear Sirs,

Instructions, Purpose & Date of Valuation

In accordance with the instruction for us to carry out a market valuation of the property interests held by Shanghai SIIC South Pacific Hotel Co., Ltd. in the People's Republic of China (the "PRC"), in its existing state as at the date of valuation. We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing Shanghai Industrial Holdings Limited (the "Company") with our opinion of the values of those property interests as at 30th June 2008.

Definition of Market Value

Our valuation of each of the properties represents its market value which in accordance with The HKIS Valuation Standards on Properties (First Edition 2005) issued by The Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Valuation Assumptions

Our valuations exclude an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

We have relied on the information given by Shanghai SIIC South Pacific Hotel Co., Ltd. and the opinion of the PRC legal adviser, Yuan Tai Law Offices, of the Company, regarding the title of the properties and the interests in the properties. The status of titles and grants of major approvals and licences, in accordance with the information provided by Shanghai SIIC South Pacific Hotel Co., Ltd. and the PRC legal opinion are set out in the notes in the valuation certificates.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation, which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoing of an onerous nature which could affect their values.

Method of Valuation

In valuing the property in Group I, we have adopted Direct Comparison Approach by making reference to relevant sales evidences or offerings of comparable properties as available in the relevant market. Comparable properties are analysed and carefully weighted in respect of their size, character and location to arrive at the market value.

In valuing the properties in Group II, we have adopted Direct Comparison Approach by making reference to comparable sales evidences as available in the relevant market.

In valuing the property interests, we have complied with the requirements set in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and The HKIS Valuation Standards on Properties (First Edition 2005) of The Hong Kong Institute of Surveyors.

Source of Information

In the course of our valuation, we have relied to a very considerable extent on the information given by Shanghai SIIC South Pacific Hotel Co., Ltd. and the opinion of the legal adviser to the Company as to PRC laws regarding the title to the property interests in the PRC. We have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, identification of property, particulars of occupancy, numbers and category of guest room, food and beverage outlets, hotel facilities, site and floor areas and all other relevant matters.

Dimensions, measurements and areas included in the valuation certificate attached are based on information contained in the documents provided to us and are therefore only approximations. We have had no reason to doubt the truth and accuracy of the information provided to us by Shanghai SIIC South Pacific Hotel Co., Ltd. which are material to the valuation. We were also advised by Shanghai SIIC South Pacific Hotel Co., Ltd. that no material facts have been omitted from the information supplied.

Title Investigation

We have been provided with extracts of documents relating to the titles of the properties, but no searches have been made in respect of the properties. We have not searched the original documents to verify ownership or to ascertain any amendment which may not appear on the copies handed to us.

Site Inspection

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made and no tests have been carried out on any of the services, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defect. Unless otherwise stated, we have not been able to carry out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the documents handed to us are correct.

Currency

Unless otherwise stated, all sums stated in our valuations are in Hong Kong dollars. The exchange rate adopted in our valuations is HK$1:RMB0.8791 which was the approximate prevailing exchange rate as at the date of valuation.

We enclose herewith a summary of valuations and valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Philip C. Y. Tsang
Registered Professional Surveyor (GP)
China Real Estate Appraiser
MSc., M.H.K.I.S., M.R.I.C.S.
Director

Note: Mr. Philip C. Y. Tsang is a Registered Professional Surveyor who has over 16 years' of experience in the valuation of properties in the PRC.

SUMMARY OF VALUATION

Property Interests	Capital value in existing state as at 30th June 2008
Group I – Property interest held for investment in the PRC	
1. The Four Seasons Hotel, No. 500 Weihai Road, Jing'an District, Shanghai, the PRC	HK$2,210,000,000 (equivalent to RMB1,943,000,000)
Group II – Property interests held for owner-occupation / sale in the PRC	
2. Units 2301, 2302 and 2304, Jinfeng Building, No. 223 East Zhu'anbang Road, Changning District, Shanghai, the PRC	HK$5,570,000 (equivalent to RMB4,900,000)
3. Units B, C and D on Level 26, Units A, C and D on Level 27, No. 3 Lane 777, Xinzha Road, Jing'an District, Shanghai, the PRC	HK$12,600,000 (equivalent to RMB11,080,000)
Grand Total:	HK$2,228,170,000 (equivalent to RMB1,958,980,000)

VALUATION CERTIFICATE

Group I – Property interest held for investment in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th June 2008
1.	The Four Seasons Hotel, No. 500 Weihai Road, Jing'an District, Shanghai, the PRC	The property comprises a 38-storey plus 3 levels of basement 5-star hotel erected on a land with a site area of approximately 7,614 sq.m. (81,957 sq.ft.). The property was completed in 2002. The property has a total gross floor area of approximately 68,483.64 sq.m. (737,158 sq.ft.). As advised by Shanghai SIIC South Pacific Hotel Co., Ltd., the property provides totally 421 guestrooms, including 67 superior rooms (including 2 handicapped rooms), 216 deluxe rooms, 60 premier rooms, 51 executive suites, 19 centre suites, 6 deluxe suites, 1 premier suite and 1 president suite. The property also provides facilities such as conference and banquet facilities, fitness centre and spa, food and beverage hall etc. The property is currently operated as Four Seasons Hotel. The land use rights of the property have been granted for a term from 30th November 1998 to 11th January 2045 for composite use. The land uses are commercial, hotel, office and residential (The land use term is 40 years for hotel use).	The property is currently operated as Four Seasons Hotel.	HK$2,210,000,000 (equivalent to RMB1,943,000,000)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Jing Zi (2005) 008898 (滬房地靜字(2005)第008898號) issued by Shanghai Jingan District Real Estate Registration Office (上海市靜安區房地產登記處) on 19th August 2005, the land use rights of the property have been granted to Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for a term from 30th November 1998 to 11th January 2045 for composite use. The land uses are commercial, hotel, office and residential (The land use term is 40 years for hotel use). In the course of our valuation, we have valued the property as a hotel with a land use rights for a term of 40 years.

The property has a site area of 7,614 sq.m. and a total gross floor area of 68,483.64 sq.m.

The investors are Shanghai Jing'an District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司), South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司) and South Pacific International Investment Ltd. (香港南洋國際投資有限公司).

(2) According to Certificate of Approval No. Sheng Wai Zi Hu He Zi Zi (1994)1663 (商外資滬合資字(1994)1663號) dated 19th February 2004, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was approved to be established as a Sino-foreign joint venture enterprise by Shanghai Jingan District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司), South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司) and South Pacific International Investment Ltd. (香港南洋國際投資有限公司) with a registered capital of US$72,000,000 for a valid operation period of 30 years. The business scope is hotel operation.

(3) According to Business Licence No. Qi He Hu Zong Zi 005398 (企合滬總字第005398號(市局)) dated 28th May 2007, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was established as a foreign company on 31st December 1994, with a registered capital of US$72,000,000 for a valid operation period from 31st December 1994 to 30th December 2024.

(4) According to the Joint Venture Contract and the Article of Association:

(i)	Name of joint venture	:	Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司)
(ii)	Party A	:	Shanghai Jingan District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司)
	Party B	:	South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司)
	Party C	:	South Pacific International Investment Ltd. (香港南洋國際投資有限公司)
(iii)	Registered capital/ratio of capital contribution	:	US$72,000,000 (Party A 3%, Party B 68% and Party C 29%)
(iv)	Scope of business	:	Hotel Operation
(v)	Joint venture period	:	30 years from issuance of the Business Licence
(vi)	Profit sharing	:	According to the ratio of capital contribution of each party

(5) According to the PRC legal opinion prepared by Yuan Tai Law Offices:

(i) According to Shanghai Certificate of Real Estate Ownership No. Hu Fang Di Jing Zi (2005) 008898 (滬房地靜字(2005)第008898號) issued by Shanghai Jingan District Real Estate Registration Office (上海市靜安區房地產登記處) on 19th August 2005, the land use rights of the property have been

granted to Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for a term from 30th November 1998 to 11th January 2045 for composite use. The land uses are commercial, hotel, office and residential (the land use term is 40 years for hotel use).

The property has a site area of 7,614 sq.m. and a total gross floor area of 68,483.64 sq.m.

The investors are Shanghai Jing'an District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司), South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司) and South Pacific International Investment Ltd. (香港南洋國際投資有限公司).

(ii) The land premiums under the said Shanghai Grant Contract for State-Owned Land Use Right have been fully settled.

(iii) There is no mortgage on the property. Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) has lawfully obtained the land use right of, and has good title to the property, and can lawfully occupy, use, transfer, lease and mortgage the property (including the land use right to the land and buildings thereon). The title documents are valid and effective, subsisting and in compliance with and protected by the applicable PRC laws.

(iv) According to the relevant provisions of the Joint Venture Contract of Shanghai SIIC South Pacific Hotel Co., Ltd. entered into among Shanghai Jingan District Land Development Holding Co., Ltd. (上海市靜安區土地開發控股總公司) (Party A), South Pacific Hotel (China) Limited (香港南洋酒店(中國)有限公司) (Party B) and South Pacific International Investment Limited (香港南洋國際投資有限公司) (Party C) on 21st March 2001, the registered capital of the Company is US$72,000,000, where Party A holds 3% of equity interest, Party B holds 68% of equity interest and Party C holds 29% of equity interest.

The profits should be distributed to the shareholders according to each of their ratio of the capital contribution to the registered capital of the Company upon the annual decision of the board of directors.

The Joint Venture Contract of the Company is duly approved and legal, valid, binding and enforceable pursuant to the PRC laws and its terms.

(6) The status of the title and grant of major approvals and licences in accordance with the PRC legal opinion and the information provided to us by Shanghai SIIC South Pacific Hotel Co., Ltd. is as follows:–

Certificate of Real Estate Ownership	Yes
Contract for Grant of State-owned Land	Yes
Red-line Drawing (site plan)	Yes
Certificate of Approval	Yes
Business Licence	Yes
Joint Venture Contract	Yes
Article of Association	Yes

VALUATION CERTIFICATE

Group II – Property interests held for owner-occupation / sale in the PRC

	Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 30th June 2008
2.	Units 2301, 2302 and 2304, Jinfeng Building, No. 223 East Zhu'anbang Road, Changning District, Shanghai, the PRC	The property comprises 3 residential units of a 24-storey residential building completed in 1996. The property has the gross floor areas as follows:– (see table below) The land use rights of the property has been allocated for an unspecified term for residential use.	The property is currently vacant.	HK$5,570,000 (equivalent to RMB4,900,000)

Units	Approximate Gross Floor Area *sq.m.*	*sq.ft.*
2301	94.49	1,017
2302	134.48	1,448
2304	134.48	1,448
Total	363.45	3,913

Notes:

(1) According to three Shanghai Certificate of Real Estate Ownership issued by Shanghai Changning District Real Estate Registration Office (上海市長寧區房地產登記處), the legal title of the property is vested in Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for residential use with a total gross floor area of 363.45 sq.m. The land use rights of the property has been allocated for an unspecified term for residential use.

(2) According to Commodity Housing Transfer Contract dated 20th November 2006 entered into between, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) and Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司), 3 units – Units 2303, 2304 and 2305, with a total gross floor area of 350.99 sq.m. have been agreed to be transferred to Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司) at a total consideration of RMB4,202,636. The transfer of Units 2303 and 2305 have been completed and are not included in our valuation.

As advised by Shanghai SIIC South Pacific Hotel Co., Ltd., the transfer of Unit 2304, with a gross floor area of 134.18 sq.m., has not been completed yet. The consideration for the said unit on pro-rata basis is approximately RMB1,610,000; in the course of our valuation, we have taken into account the said consideration.

(3) According to Certificate of Approval No. Shang Wai Zi Hu He Zi Zi (1994)1663 (商外資滬合資字(1994) 1663號) dated 19th February 2004, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was approved to be established as a Sino-foreign joint venture enterprise by Shanghai Jingan District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司), South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司) and South Pacific International Investment Ltd. (香港南洋國際投資有限公司) with a registered capital of US$72,000,000 for a valid operation period of 30 years. The business scope is hotel operation.

(4) According to Business Licence No. Qi He Hu Zong Zi 005398 (企合滬總字第005398號(市局)) dated 28th May 2007, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was established as a foreign company on 31st December 1994, with a registered capital of US$72,000,000 for a valid operation period from 31st December 1994 to 30th December 2024.

(5) According to the PRC legal opinion prepared by Yuan Tai Law Offices:

(i) The legal title of the property is vested in Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for residential use with a total gross floor area of 363.45 sq.m. The nature of the land use rights is allocation.

(ii) There is no mortgage on the property. Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) has good title to the property, and can lawfully occupy, use, transfer, lease and mortgage the property. The title documents are valid and effective, subsisting and in compliance with and protected by the applicable PRC laws.

(iii) 1 unit – Unit 2304, with a gross floor area of 134.48 sq.m. have been agreed to be transferred to Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司).

(6) The status of the title and grant of major approvals and licences in accordance with the PRC legal opinion and the information provided to us by Shanghai SIIC South Pacific Hotel Co., Ltd. is as follows:–

Certificate of Real Estate Ownership	Yes
Commodity Housing Transfer Contract	Yes
Business Licence	Yes
Joint Venture Contract	Yes

VALUATION CERTIFICATE

Group II – Property interests held for owner-occupation / sale in the PRC

	Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 30th June 2008
3.	Units B, C and D on Level 26, Units A, C and D on Level 27, No. 3 Lane 777, Xinzha Road, Jing'an District, Shanghai, the PRC	The property comprises 6 residential units of a 28-storey residential building completed in 1998. The property has the gross floor areas as follows:–	The property is currently vacant.	HK$12,600,000 (equivalent to RMB11,080,000)

Units	Approximate Gross Floor Area	
	sq.m.	*sq.ft.*
Level 26		
B	132.27	1,424
C	132.27	1,424
D	116.64	1,256
sub-total	381.18	4,104
Level 27		
A	116.64	1,256
C	132.27	1,424
D	116.64	1,256
sub-total	365.55	3,936
Total	746.73	8,040

The land use rights of the property has an unspecified term for residential use.

Notes:

(1) According to six Shanghai Certificate of Real Estate Ownership issued by Shanghai Jingan District Real Estate Registration Office (上海市靜安區房地產登記處), the legal title of the property is vested in Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for residential use with a total gross floor area of 746.73 sq.m. The land use rights of the property has an unspecified term for residential use.

(2) According to Commodity Housing Transfer Contract dated 20th November 2006 entered into between, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) and Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司), 8 units – Units A, B, C and D on Level 26, Units A, B, C and D on Level 27, with a total gross floor area of 995.64 sq.m. have been agreed to be transferred to Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司) at a total of consideration of RMB14,771,304. The transfer of Unit A on Level 26 and Unit B on Level 27 have been completed and are not included in our valuation.

As advised by Shanghai SIIC South Pacific Hotel Co., Ltd., the transfer of Units B, C and D on Level 26, Units A, C and D on Level 27, with a total gross floor area of 746.73 sq.m., has not been completed yet. The consideration for the said 6 units on pro-rata basis is approximately RMB11,080,000; in the course of our valuation, we have taken into account the said consideration.

(3) According to Certificate of Approval No. Shang Wai Zi Hu He Zi Zi (1994)1663 (商外資滬合資字(1994) 1663號) dated 19th February 2004, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was approved to be established as a Sino-foreign joint venture enterprise by Shanghai Jingan District Land Development Holdings Ltd. (上海市靜安區土地開發控股總公司), South Pacific Hotel (China) Ltd. (香港南洋酒店(中國)有限公司) and South Pacific International Investment Ltd. (香港南洋國際投資有限公司) with a registered capital of US$72,000,000 for a valid operation period of 30 years. The business scope is hotel operation.

(4) According to Business Licence No. Qi He Hu Zong Zi 005398 (企合滬總字第005398號(市局)) dated 28th May 2007, Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) was established as a foreign company on 31st December 1994, with a registered capital of US$72,000,000 for a valid operation period from 31st December 1994 to 30th December 2024.

(5) According to the PRC legal opinion prepared by Yuan Tai Law Offices:

(i) The legal title of the property is vested in Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) for residential use with a total gross floor area of 746.73 sq.m. The nature of the land use rights is transfer.

(ii) There is no mortgage on the property. Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司) has good title to the property, and can lawfully occupy, use, transfer, lease and mortgage the property. The title documents are valid and effective, subsisting and in compliance with and protected by the applicable PRC laws.

(iii) 6 units – Units B, C and D on Level 26, Units A, C and D on Level 27, with a total gross floor area of 746.73 sq.m., have been agreed to be transferred to Shanghai Jingan District Land Development Holdings (Group) Ltd. (上海市靜安區土地開發控股(集團)公司).

(6) The status of the title and grant of major approvals and licences in accordance with the PRC legal opinion and the information provided to us by Shanghai SIIC South Pacific Hotel Co., Ltd. is as follows:–

Certificate of Real Estate Ownership	Yes
Commodity Housing Transfer Contract	Yes
Business Licence	Yes
Joint Venture Contract	Yes

The following is the text of a letter and valuation certificate received from DTZ Debenham Tie Leung Limited in connection with its opinion of market value of the operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section as at 30th June 2008 prepared for the purpose of incorporation in this circular.

DTZ 戴德梁行

16th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

15th August 2008

The Directors
Shanghai Industrial Holdings Limited
26/F, Harcourt House,
39 Gloucester Road,
Wanchai,
Hong Kong

Dear Sirs,

Re: Operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section, Shanghai, the People's Republic of China

Instructions, Purpose & Date of Valuation

In accordance with your instructions for us to value the market value of the whole operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section, Shanghai (the "Expressway") held by Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司) ("SRBDC") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing Shanghai Industrial Holdings Limited (the "Company") with our opinion of the value of such operation rights as at 30th June 2008 (the "Date of Valuation").

Basis of Valuation

The valuation of the Expressway held by SRBDC in the PRC is on a market value basis in accordance with the international valuation standards issued by the International Valuation Standard Committee which is defined as "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Scope of Work and Limitations

In performing the valuation, we have relied to a considerable extent on the information provided by SRBDC and the Traffic and O&M Forecast Studies Report prepared by Wilbur Smith Associates Limited ("Wilbur Smith"), an independent traffic consultant. We have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, profit forecast, projection of traffic flow, toll revenue, administrative expenses, operation costs, maintenance expenses, site areas and other pertinent data concerning the Expressway. We have not independently verified any of the information, which has been provided to us. In analyzing that information, we have held discussions with management of SRBDC. We have had no reason to doubt the truth and accuracy of the information provided to us which are material to the valuation. We were also advised that no material facts have been omitted from the information supplied.

We have inspected the exterior of the Expressway. At the time of inspection, which was in operation, was found to be in reasonable condition and capable of performing efficiently the purpose for which it was designed and built. However, we would like to draw your attention that we have not undertaken any structural or detailed civil engineering surveys and are not therefore able to confirm that the Expressway is free from structural or other defects.

The valuation of an interest in a business (herein referred to the operation rights till 31st August 2030 of the Expressway) requires consideration of all pertinent factors affecting the operation of the business and its ability to generate future investment returns. The factors considered in the appraisal included but were not limited to, the following:

- the nature of the business and the history of SRBDC;
- the financial conditions of the SRBDC;
- the economic outlook in general and the specific economic environment for the business;
- past and projected operating results;
- market-derived investment returns of similar lines of business; and
- the financial and business risk of the SRBDC including the continuity of income and the projected future results.

In valuing the interest, we have not ascertained the titles or the ownership of the interest but we have relied on the advice given by the Company's PRC legal adviser on the PRC law regarding the SRBDC's interest. In the course of our valuation, we have assumed that the business is free of any encumbrances and debt liability.

Assumptions

The key assumptions adopted in arriving at our valuation are as follows:

- the conditions in which the business are being operated and which are material to revenue and costs of businesses will remain unchanged;
- no hidden or unexpected conditions of the business might adversely affect the market value;
- the operation and maintenance costs in which the business is being operated will be in accordance with the estimated projection provided by Wilbur Smith;
- the financial and operational information provided by Wilbur Smith which is realistic and accurate, we relied to such information in arriving at our opinion of value;
- the current financial, economic, legal and political conditions which prevail in the PRC and in the neighbouring cities/countries and which are material to the revenues generated by the businesses will remain unchanged;
- the current taxation and legislation will remain unchanged;
- inflation and interest rates will remain unchanged from the rates prevailing at the date of valuation;
- the operation periods of the Expressway is due to expire on 31st August 2030;
- competent management, key personnel and technical staff will be maintained to support the ongoing operation;
- no major business disruptions through international crisis, industrial disputes, industrial accidents or severe weather conditions will be affected the existing business;
- the claims and litigation against the business will remain free;
- any statutory notice and requirements will not affect operation of the business;
- no unusual or onerous restrictions or encumbrance is subject to; and
- the potential bad debt of SRBDC will not materially affect the operation of the business.

Approach to Valuation

Income Approach – Discounted Cash Flows ("DCF") Approach

We have adopted the DCF approach to assess the market value of the Expressway. The DCF approach involves discounting future net cash flows of the SRBDC to its present worth based on the Traffic and O&M Forecast Studies Report prepared by Wilbur Smith dated 15th August 2008, other relevant documents and information provided by the Company.

The discount rate of approximately 12% per annum was determined by the risk-free rate of 4.52% (10-year yields to maturity of respective Chinese Government Bond Yield), market annualized return of 11.14%, levered beta of the SRBDC of 0.725, and a firm-specific risk factor of approximately 4%.

We have also prepared a sensitivity analysis with discount rates ranging from 11% to 13%. The sensitivity results are as follows:

Discount Rate	Capital value of the whole operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section held by SRBDC as at 30th June 2008 *(RMB)*
11%	5,710,000,000
12%	5,310,000,000
13%	4,950,000,000

Conclusion

In our opinion, on the basis of the information made available to us, the market value of the whole Expressway held by SRBDC is reasonably stated at the amount of RMB5,310,000,000 as the valuation certificate attached.

This conclusion of value was based on generally accepted valuation procedures and practices that rely extensively on the use of numerous assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. While we have exercised our professional judgment in arriving at the appraisal, you are urged to consider carefully the nature of such assumptions which are disclosed in this report and should exercise caution when interpreting this report.

Unless otherwise stated, all money amounts stated in our valuation is in Renminbi, the official currency of the PRC.

We attach herewith our valuation certificate.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Philip C. Y. Tsang
Registered Business Valuer registered with the Hong Kong Business Valuation Forum
MSc., M.H.K.I.S., M.R.I.C.S
Director

Note: Mr. Philip C.Y. Tsang is a Registered Business Valuer registered with the Hong Kong Business Valuation Forum who has over 10 years' experience in the valuation of infrastructure projects in the PRC.

VALUATION CERTIFICATE

Location of business	Description of business	Particulars of occupancy	Capital value of the whole operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section held by SRBDC as at 30th June 2008
Operation rights till 31st August 2030 of Hu-Hang Expressway Shanghai Section, Shanghai, the People's Republic of China	Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司) ("SRBDC") is located at Shanghai of the PRC. Its main business is the operation of the Expressway in Shanghai. The Expressway is approximately 33.5 meters wide and 47.7 kilometers long dual four-lane to six-lane expressway. The construction of the Expressway was divided into two stages including Xinsong stage and Song Feng stage. In Xinsong stage, the construction commenced on 23rd May 1985 and it opened to traffic on 22nd December 1990. In Song Feng stage, the construction commenced on 20th January 1996 and it opened to traffic on 12th December 1998. An extension work at Song Feng stage commenced on October 2003 and it completed on 30th June 2004. The Expressway interconnecting with Zhejiang Hangzhou-Ningbo Expressway, stretches from the east at Minhang District and west at Jinshan District. It has nine toll fee collection points at Xin Zhuang, Qi Xin, Xin Qiao, Song Jiang, Xin Cheng District, Da Gang, Shi Hu Dang, Xin Bin and Feng Jing. The land use rights of 142,506 sq.m. has been granted for respective terms due to expire on 15th August 2049 for external transportation use. The land use rights of 918,186 sq.m. has been granted for the term due to expire on 23rd August 2049 for external transportation use.	The business is currently operated as an expressway road.	RMB5,310,000,000

Notes:

(1) According to five Shanghai Certificates of Real Estate Ownership Nos. Hu Fang Di Shi Zi (2002)001969, Hu Fang Di Shi Zi (2002)001970, Hu Fang Di Shi Zi (2002)001971, Hu Fang Di Shi Zi (2002)001972 and Hu Fang Di Shi Zi (2002)001973 dated 28th February 2002 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights comprising a total site area of 1,060,692 sq.m. have been granted to Shanghai Road-Bridge Development Corporation Co., Ltd. (上海路橋發展股份有限公司) for terms as follow:

Certificate No.	Location	Site Area *(sq.m.)*	Land Use Right	Expiry Date of Land Use Right	Land Use
Hu Fang Di Shi Zi (2002)001969	Xinzhuang Town Xinsong Venturi Expressway 2 Qiu	82,438	State-owned	15th August 2049	External Transportation
Hu Fang Di Shi Zi (2002)001970	Xinzhuang Town Xinsong Venturi Expressway 3 Qiu	36,090	State-owned	15th August 2049	External Transportation
Hu Fang Di Shi Zi (2002)001971	Xinzhuang Town Xinsong Venturi Expressway 1 Qiu	19,560	State-owned	15th August 2049	External Transportation
Hu Fang Di Shi Zi (2002)001972	Shanghai-Hangzhou Expressway Xinsong Land	918,186	State-owned	23rd August 2049	External Transportation
Hu Fang Di Shi Zi (2002)001973	Xinzhuang Town 151 Jie Fang 9 Qiu	4,418	State-owned	15th August 2049	External Transportation
	Total:	1,060,692			

As advised by SRBDC, the process of change of name from Shanghai Road-Bridge Development Corporation Co., Ltd. (上海路橋發展股份有限公司) to Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司) in the five Shanghai Certificates of Real Estate Ownership is under progress.

(2) According to the Franchise Agreement of the Expressway dated 22nd March 2002, the salient terms are summarized as follows:

(i)	Name of franchise company	:	Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司)
(ii)	Scope of business	:	Operate the Expressway (Shanghai-Hangzhou Expressway Shanghai) and expressway related business such as maintenance and repair and transportation.
(iii)	Registered capital	:	Substantially changed to RMB1,600,000,000
(vi)	Operation period	:	Till 31st August 2030

(3) According to Traffic and O&M Forecast Studies Report prepared by Wilbur Smith, extract of the average daily exit traffic and toll revenue of the Expressway are as below:–

Year	Average Daily Traffic at Exit Gate *(in vehicle)*	Annual Toll Revenue *(in million RMB)*
2008	85,596	654.27
2018	148,241	1,124.46
2028	175,417	1,324.84

(4) According to Business Licence No. 310000000071670 dated 15th May 2008, SRBDC was established on 31st August 1999 with a registered capital of RMB1,600,000,000 for an unspecified operation period.

(5) The opinion of the PRC legal adviser states that:–

(i) Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司) has obtained five Shanghai Certificate of Real Estate Ownership with clear title, the process of change of name from Shanghai Road-Bridge Development Corporation Co., Ltd. (上海路橋發展股份有限公司) to Shanghai Road-Bridge Development Co., Ltd. (上海路橋發展有限公司) of five Shanghai Certificate of Real Estate Ownership is under progress;

(ii) Shanghai Road-Bridge Development Co., Ltd. has the legal operation rights till 31st August 2030 of the Expressway;

(iii) Operation rights of the Expressway is subject to a mortgage in favour of Industrial and Commercial Bank of China Limited, Shanghai Branch; and

(iv) Shanghai Road-Bridge Development Co., Ltd. has the legal operation rights to engage filling station, car washing station, car park station and advertising facilities in the scope of the Expressway.

(6) In accordance with the legal opinion issued by the PRC legal adviser and the information provided by the Company, the status of title and grant of major certificates approvals and licenses are as follows:

Shanghai Certificate of Real Estate Ownership	Yes
Franchise Agreement	Yes
Traffic and O&M Forecast Studies Report	Yes
Business Licence	Yes

Set out below is the text of the report received from Wilbur Smith Associates Limited, an independent traffic consultant, in connection with the traffic study on Hu-Hang Expressway Shanghai Section as referred to in the valuation report on the Hu-Hang Expressway Shanghai Section issued by DTZ Debenham Tie Leung Limited.

ENGINEERS
PLANNERS
ECONOMISTS
WilburSmith
ASSOCIATES

Wilbur Smith Associates Limited
Room 5208, 52/F,
183 Queen's Road East, Wanchai,
Hong Kong Special Administrative Region,
P. R. China

15th August 2008

The Directors
Shanghai Industrial Holdings Limited
26/F Harcourt House,
39 Gloucester Road, Wanchai,
Hong Kong Special Administrative Region,
P. R. China

Dear Sirs,

Shanghai to Hangzhou Expressway Shanghai Section Traffic and O&M Forecast Studies

Wilbur Smith Associates Limited (the "Consultant") was appointed by Shanghai Industrial Holdings Limited (the "Company") to carry out an independent traffic and operation and maintenance cost forecasts for a section of an expressway from Shanghai to Hangzhou ("Hu-Hang Expressway Shanghai Section").

All reasonable and professional skill, judgement, care and due diligence has been exercised in preparing the Traffic and O&M Forecast Studies. A summary of the findings of this report is set out below:

1 Introduction

Hu-Hang Expressway Shanghai Section starts from Xinzhuang Town (莘莊鎮) of Minhang District (閔行區), and passes through Minhang District (閔行區), Songjiang District (松江區), Jinshan District (金山區), and ends at Fengjing Town (楓涇鎮) of Jinshan District (金山區). The construction of the section from Xinzhuang to Songjiang started at 1985, and was opened to traffic in December 1990. This section has two lanes in each direction. The

construction of another section from Songjiang to Fengjing commenced in January 1996, and was completed in December 1998. In 2004, this section had been widened to 3 lanes in each direction. The total length of Hu-Hang Expressway Shanghai Section is about 47.7 km.

The objectives of the study include the following:

1) According to current traffic status, to forecast the traffic volume and toll revenue from 2008 to 2030; and

2) To estimate the future operation and maintenance costs.

2 Study Approach

The study approach and work steps are summarized as below:

- *Step I: Data collection*

The Consultant collected all the data concerning Hu-Hang Expressway Shanghai Section, including the economic and traffic development trend, future development goals and the related forecasts of Shanghai as well as Zhejiang Province.

- *Step II: Route investigation and traffic survey*

The Consultant planned and conducted detailed route investigation on Hu-Hang Expressway Shanghai Section and the nearby major highways to understand the roadway and traffic conditions along the corridor.

The Consultant obtained the Year 2008 toll station to toll station traffic flow on Hu-Hang Expressway Shanghai Section from Shanghai Highway & Bridge Limited ("SHBL"). These data could help understand the traffic composition between Shanghai and Hangzhou and to update the 16 hour Origin-Destination (OD) survey data and the 24 hour traffic volume survey data acquired in 2006. Those survey data, after updating by the toll station to toll station traffic data, are valid for this traffic forecast.

- *Step III: Economical analysis*

The Consultant evaluated the trend of population, employment, gross domestic product (GDP), automobile ownerships etc by collected the social and economic data from 2007 China, Shanghai and Zhejiang Annual Statistical Report. It helps estimate the future GDP growth and analyse the growth rate for establishing future trips matrix.

- *Step IV: Assessment of the existing and future highway network*

The Consultant established a base year (2008) highway network transport model for Shanghai and Zhejiang Province and examined the future highway improvement plan according to the highway network plan documents. The Consultant also established the future highway network transport models for year 2009, 2010, 2011, 2015, 2020 and 2030.

- *Step V: Transport Model*

The Consultant calibrated the base year transport model with the surveyed trip matrix and the station to station traffic flows. During the calibration process, the original trip matrix was adjusted by model trip assignment such that the model traffic flows is close to the observed survey data.

The future highway transport model was also examined by using the future trip matrix. The assignment results was analysed cautiously and proper adjustment was made as necessary.

- *Step VI: Analysis of traffic flows and forecast of toll revenue*

Based on the adjusted final assignment result and the assumed GDP growth rate, the estimated exit road traffic flows, weighted Annual Average Daily Traffic (AADT) for each road section and the annual toll revenue of Hu-Hang Expressway Shanghai Section was evaluated from year 2008 to 2030.

- *Step VII: Operation cost estimates*

Estimation of operation and maintenance costs of Hu-Hang Expressway Shanghai Section consists of two components, i.e. operation cost estimate and maintenance cost estimate. Based on the trend of managing cost, front line staff expenses and public expenses of SHBL and in accordance with the traffic forecast results by the Consultant, public expenses is expected to remain at the same level from 2008 to 2030. Managing cost for Hu-Hang Expressway Shanghai Section is expected to increase marginally within the forecast years. However, on the other hand, the expenses of front line staff will increase by a relatively larger amount within the same period of time.

- *Step VIII: Maintenance cost estimates*

The Consultant's highway engineers examined the quality of the project road and related project documents, and then estimated the maintenance cost for the year 2008-2030 based on the maintenance expenses sheet.

- *Step IX: Cost estimate for major repairing*

The Consultant's highway engineers collected the highway detailed design and examined the traffic data of Hu-Hang Expressway Shanghai Section in order to analyse the major repairing cycle of Hu-Hang Expressway Shanghai Section. The cycle is estimated to be about 8 years by referring to the major repair conditions of similar expressway in the vicinity of Hu-Hang Expressway Shanghai Section.

3 Traffic and toll revenue forecast

The Consultant carried out the traffic assignment for Hu-Hang Expressway Shanghai Section based on the traffic demand and highway network in year 2008, 2009, 2010, 2011, 2015, 2020 and 2030. Traffic flows on other years were estimated by interpolation between the model years. Traffic assignment was analysed to ensure that rationality and proper adjustments have been performed as necessary. This traffic volume formed the basis for traffic and toll revenue forecasts for Hu-Hang Expressway Shanghai Section from 2008 to 2030.

The Gross Domestic Product is a general economic indicator to measure the economic development of major cities in the world, including the national economic development, economic development in Shanghai and in major cities in the Zhejiang Province.

The hypothetical annual GDP growth rates are given in the table below:

Table 1: The hypothetic annual GDP growth rate for 2008-2030

Region/years	2008-2010	2011-2015	2016-2020	2021-2030
Hangzhou Area	11%	9%	7%	5%
Ningbo Area	11%	8%	5%	4%
Jiaxing Area	11%	8%	6%	4%
Taizhou/ Wenzhou Area	9%	8%	5%	4%
Jinhua Area	9%	8%	5%	4%
Zhuji/ Yiwu Area	10%	7%	5%	4%
Other Areas in Zhejiang Province	9%	8%	5%	4%
Jinshan District	10%	7%	5%	4%
Fengxian District	10%	8%	5%	4%
Nanhui District	10%	7%	5%	4%
Songjiang District (near Shanghai City Centre)	19%	13%	10%	7%
Songjiang District Centre	19%	13%	10%	7%
Songjiang District (near Zhejiang Province)	14%	10%	7%	6%
South of Minhang District (near Songjiang District)	19%	13%	10%	7%
Shanghai City Centre (inside the Outer Ring Road)	12%	8%	5%	4%
Pudong New District	12%	8%	5%	4%
Qingpu District	11%	8%	5%	4%
Jiading District and North of Minhang District	15%	11%	6%	4%
Baoshan District	11%	9%	5%	4%
Jiangsu Province	10%	8%	5%	4%
Other Provinces in China	9%	7%	5%	4%

Source: Wilbur Smith Associates Limited, 2008

The following factors were considered by the Consultant during the procedures of traffic assignments.

1) Traffic shifted from other state and provincial highways

Traffic is expected to be attracted from other state and provincial highways when there is new expressway open in the same corridor. However, Hu-Hang Expressway Shanghai Section has opened for a long period of time that the shifting effect has already been stabilized.

2) Impact of network change

Traffic is expected to be diverted from Hu-Hang Expressway Shanghai Section if there is any future competitive expressways near or along the same corridor. Therefore, the Consultant obtained some government road network planning data of Shanghai and Zhejiang Province, such as the *Shanghai National and Provincial Arterial Expressway Network Planning (2020), the Zhejiang Transport Planning (2003-2020) and the Planning Outline of Zhejiang Land and Water Transportation Construction*, in order to form a concrete future network model to analyse the diversion impact.

3) Induced traffic

With the expected growth in economic development, the traffic between cities and the nearby suburbs will be more and more frequent. The induced traffic flow has thus been taken into consideration in the forecast assumption.

4) Impact of the new tolling system

Since any toll adjustment mechanism in Shanghai for future years is unlikely to be confirmed, the revenue forecasts in this study are based on the assumption that the toll rates remains unchanged.

The average daily exit traffic and toll revenue of Hu-Hang Expressway Shanghai Section are shown in Table 2. The average daily exit traffic by vehicle types is shown in Table 3.

Table 2: Average Daily Traffic at Exit Gate and Annual Toll Revenue of Hu-Hang Expressway Shanghai Section

Year	**Average Daily Traffic at Exit Gate** *(in veh)*	**Annual Toll Revenue** *(in million RMB)*
2008	85,596	654.27
2009	95,064	726.65
2010	101,406	771.42
2011	110,335	837.74
2012	116,612	884.97
2013	123,209	935.03
2014	130,204	988.12
2015	137,610	1,044.32
2016	141,111	1,070.38
2017	144,632	1,097.09
2018	148,241	1,124.46
2019	151,940	1,152.52
2020	155,731	1,181.27
2021	158,132	1,198.33
2022	160,492	1,215.64
2023	162,889	1,233.19
2024	165,320	1,251.00
2025	167,789	1,269.06
2026	170,294	1,287.39
2027	172,836	1,305.98
2028	175,417	1,324.84
2029	178,036	1,343.97
2030	180,694	1,363.38

Source: Wilbur Smith Associates Limited, 2008

Note:

1. GDP in future years has been estimated;

2. Diversion impact by opening to traffic of corresponding expressways has been considered in the model;

3. Impact of free vehicles has been taken into account in the estimated result.

Table 3: Average daily traffic by vehicle types at accesses of Hu-Hang Expressway Shanghai Section

Year	Type I	Type II	Type III	Type IV	Type V	Type VI	Type VII	Type VIII	Type IX	Type X	Type XI	Total
2008	50,430	8,172	1,213	3,699	7,763	6,516	1,615	545	2,083	115	3,444	85,596
2009	55,941	9,098	1,339	4,103	8,664	7,285	1,795	607	2,316	127	3,789	95,064
2010	59,596	9,727	1,419	4,371	9.289	7,823	1,917	651	2,474	134	4,004	101,406
2011	64,747	10,587	1,538	4,749	10,158	8,563	2,092	711	2,701	146	4,344	110,335
2012	68,333	11,194	1,618	5,012	10,787	9,102	2,217	755	2,863	155	4,577	116,612
2013	72,096	11,831	1,703	5,287	11,453	9,672	2,349	801	3,033	163	4,821	123,209
2014	76,081	12,507	1,792	5,579	12,161	10,279	2,488	850	3,215	172	5,079	130,204
2015	80,292	13,222	1,887	5,887	12,914	10,926	2,637	903	3,407	182	5,352	137,610
2016	82,244	13,564	1,928	6,030	13,294	11,256	2,709	929	3,502	187	5,470	141,111
2017	84,201	13,908	1,969	6,172	13,678	11,590	2,782	956	3,597	191	5,587	144,632
2018	86,205	14,261	2,011	6,318	14,074	11,935	2,857	983	3,694	196	5,707	148,241
2019	88,257	14,622	2,054	6,468	14,480	12,289	2,934	1,011	3,795	200	5,830	151,940
2020	90,356	14,993	2,098	6,621	14,899	12,654	3,013	1,040	3,897	205	5,955	155,731
2021	91,627	15,211	2,126	6,713	15,187	12,903	3,069	1,060	3,971	209	6,056	158,132
2022	92,870	15,425	2,153	6,804	15,474	13,150	3,125	1,080	4,044	212	6,156	160,492
2023	94,130	15,641	2,180	6,896	15,766	13,402	3,182	1,100	4,118	216	6,258	162,889
2024	95,406	15,861	2,208	6,988	16,064	13,658	3,240	1,121	4,193	220	6,361	165,320
2025	96,699	16,084	2,236	7,083	16,367	13,920	3,299	1,142	4,270	223	6,465	167,789
2026	98,010	16,309	2,265	7,178	16,676	14,186	3,359	1,163	4,348	227	6,572	170,294
2027	99,337	16,538	2,294	7,275	16,991	14,457	3,420	1,185	4,428	231	6,680	172,836
2028	100,682	16,770	2,323	7,372	17,311	14,734	3,482	1,207	4,509	235	6,790	175,417
2029	102,045	17,005	2,353	7,472	17,638	15,015	3,545	1,230	4,592	239	6,902	178,036
2030	103,426	17,243	2,383	7,572	17,970	15,302	3,610	1,253	4,676	243	7,015	180,694

Source: Wilbur Smith Associates Limited, 2008

Type I: passenger vehicle with 7 seats or less;

Type II: passenger vehicle with 8-19 seats;

Type III: passenger vehicle with 20-39 seats;

Type IV: passenger vehicle with 40 seats or more;

Type V: small truck with 2 tons or less;

Type VI: small truck with 2-5 tons;

Type VII: medium truck with 5-10 tons;

Type VIII: large truck with 10-15 tons;

Type IX: large truck with 15 tons or more;

Type X: 20 foot container vehicle;

Type XI: 40 foot container vehicle

4 Operation and maintenance cost estimates for future years

4.1 Maintenance cost in past years

Historical maintenance cost of Hu-Hang Expressway Shanghai Section is shown as below:

1) 2005

Routine maintenance cost of Hu-Hang Expressway Shanghai Section over the whole year was around RMB9.8640 million and the cost of special repairing project was around RMB7.3308 million. The total maintenance cost was about RMB17.1948 million.

2) 2006

Routine maintenance cost of Hu-Hang Expressway Shanghai Section for the whole year was around RMB9.9401 million and the cost of special repairing project around RMB35.8490 million. The total maintenance cost was approximately RMB45.7891 million.

3) 2007

Routine maintenance cost of Hu-Hang Expressway Shanghai Section for the whole year was around RMB9.8900 million and the cost of special repairing project was around RMB59.5468 million. The total maintenance cost was about RMB69.4368 million.

Table 4: Maintenance cost of Hu-Hang Expressway Shanghai Section over the past years (RMB ten thousand)

Items		2005	2006	2007
Road facilities	Routine	436.17	490.51	482.63
	Special	733.08	2,760.51	3,128.08
Bridges & Tunnels	Routine	361.09	182.97	197.44
	Special	–	824.39	2,649.47
Greening	Routine	137.56	183.16	277.75
	Special	–	–	–
Accessorial facilities	Routine	51.58	137.37	31.18
	Special	–	–	177.13
Total		1,719.48	4,578.91	6,943.68

Source: SHBL, 2008

4.2 Operation cost over the past years

Operation cost of Hu-Hang Expressway Shanghai Section can be classified into two parts, tolling cost and management cost.

Tolling cost is mainly referring to the cost occurred at toll stations and management office due to toll activities, including two categories: staff expenses and public expenses. Staff expenses consist of salary, supplements, welfare, housing fund and various labour insurance, etc. Public expenses consist of vehicle use expenses, power bill, public security and coordination expenses, routine public expenses and other items which all are assumed to remain constant within the forecast years. The former is mainly influenced by staff demands. Number of staff is expected to increase in line with the growth of traffic volume in order to deal effectively with traffic accident and to meet the requirements of more frequent maintenance and toll station work, which is subject to changes in traffic volume.

Management cost refers to the expenses at the headquarters of SHBL. It composes of two parts, staff expenses and public expenses.

Table 5: Tolling cost and management cost of Hu-Hang Expressway Shanghai Section during the year 2005-2007 (RMB ten thousand)

Items	2005	2006	2007	Average Annual Growth Rate
Managing staff expense	589.84	876.45	722.20	10.7%
Tolling staff expense	2,047.43	1,787.96	2,477.86	10.0%
Public expense	673.00	577.00	660.00	−1.0%
Total	3,310.27	3,241.41	3,860.06	8.0%

Source: SHBL, 2008

4.3 Future operation and maintenance cost estimates

The future operation and maintenance cost forecast of Hu-Hang Expressway Shanghai Section has been conducted from year 2008 to 2030. The forecast was based on the figures in 2007 and the impact of inflation was not taken into account. The unit cost of maintenance expenses in 2007 and the forecast were estimated based on data provided by SHBL and the Consultant's experience in China.

Based on the above mentioned information, operation and maintenance cost of Hu-Hang Expressway Shanghai Section is estimated as below:

1) Based on the operation cost of Hu-Hang Expressway Shanghai Section over the past years, the managing staff expenses will increase at a rate of 4% per year during 2008-2030. The tolling staff expenses will increase at a rate of 5% per year during 2008-2030.

   The overall actual public expense in toll and managing cost in 2007 was RMB6.6 million, equivalent to an average of RMB138.4 thousand per kilometre. Based on suggestions of SHBL and the Consultant's experience, RMB140 thousand per kilometre was finally determined as the base for calculation, i.e. RMB6.68 million for the entire expressway. The public expense is not expected to change significantly from 2008 to 2030.

2) The routine maintenance cost was calculated at an average of RMB200 thousand per kilometre per year from 2005 to 2007. Considering the heavy traffic on Hu-Hang Expressway Shanghai Section, the level of routine maintenance is acceptable. Forecast of the total routine maintenance cost was estimated according to the Consultant's experiences in China, where the growth rate of routine maintenance will keep up with the growth rate of traffic and revenue.

Table 6: Growth rate of annual toll revenue in future years

Year	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Increase rate	–	11.1%	6.2%	8.6%	5.6%	5.7%	5.7%	5.7%
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**
Increase rate	2.5%	2.5%	2.5%	2.5%	2.5%	1.4%	1.4%	1.4%
Year	**2024**	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**	
Increase rate	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	

Source: Wilbur Smith Associates Limited, 2008

3) Hu-Hang Expressway Shanghai Section uses asphalt concrete pavement with the design service period of 15 years. Therefore, when the service period is reached, it is suggested to perform a complete rehabilitation for bridge pavement at a frequency of every ten years. This cost is expected to evenly distribute in five consecutive years from the commencement year of the rehabilitation. The total area of bridge pavement of the entire expressway is around 74,399 sq.m. and thus the annual maintenance area of the bridge pavement is 14,880 sq.m. The unit cost of bridge pavement is RMB100 per sq.m.. The first maintenance is expected to start in 2009.

4) The expansion joints are proposed to be overhauled or replaced in ten years and the cost will be evenly distributed in five consecutive years from the commencement year of the repair work. There are 456 expansion joints along Hu-Hang Expressway Shanghai Section. Total length of expansion joints on the entire expressway is 5,748 meters and joints to be replaced every year should be 1,150 meters. The unit cost of expansion joint is RMB1,600 per meter. Next replacement will start in 2009.

5) Special maintenance of the pavement is also required to fix the damages from rutting. The kind of damage may vary between cases and the estimation of the maintenance cost is about RMB80 per sq.m.. As the area of pavement of the entire expressway is 948,470 sq.m., assume 5 percent of the area will be repaired each year, and influenced area will be about 47,424 sq.m..

6) The allocation of natural disaster relief funds is suggested by the Consultant.

7) It is also suggested that part of that cost should take into account the costs for the systems for supervision, communication and toll collection facilities. The maintenance and replacement cost of communication facilities of RMB3 million per year, supervision system of RMB1.5 million per year (assume no upgraded facilities) and the toll system of RMB5 million per year (no device adding is considered) are estimated. An additional RMB1.5 million should also be allocated to the monitoring of the technology and technical conditions of the base, pavement and bridges and to the maintenance of pavement management system.

8) Besides, RMB3 million is suggested to be allocated to the special maintenance of the expressway.

9) Since the major part of the expressway is paved with asphalt concrete with the designed service period of 15 years, repairing of the road surface will be required for the pavement at the end of the designed service year. However, due to factors such as poor material performance and rapid traffic growth, the service period is expected to be shorten generally. Considering the heavy traffic on Hu-Hang Expressway Shanghai Section, major repair is therefore assumed to be performed every 8 years. To mitigate the traffic impact, each major repair will be completed in three years. As the observed strength and flatness of pavement are in a good condition, thin overlay could be used and the thickness should be controlled within the range of 5-6 cm. In case of the budget constraint, different measures, such as micro-surfacing, surface dressing, may be applied to part of the road segments with the best roadway conditions and the least damages. Preparation for the corresponding examination and design shall be performed a year beforehand and a thorough investigation shall be conducted each year on the damage conditions of the pavements. The cost of major repairing is calculated on the basis of RMB4.2 million per kilometre and this cost will be distributed into three consecutive years in the proportion: 25%:35%:40%. Taking into account that Hu-Hang Expressway Shanghai Section was opened to traffic at the end of 1990 and based on the pavement quality and conditions, it is estimated that the first, second and third major repair will begin in 2009, 2017 and 2025 respectively.

10) Petty cash, which is 10% of the annual overall maintenance cost, will be allocated as emergent incidents fund.

Result of operation and maintenance cost estimates of Hu-Hang Expressway Shanghai Section is shown in Table 7.

Table 7-1: Result of operation and maintenance cost estimates of Hu-Hang Expressway Shanghai Section (RMB ten thousand)

Items	Unit price 2007	Unit	Quantity	Unit	2008	2009	2010	2011	2012	2013
1. Operation cost	–	–	–	–	**4,020.8**	**4,181.0**	**4,348.8**	**4,524.7**	**4,709.1**	**4,902.4**
a. Tolling staff expense	2,477.9	RMB10,000/yr	–	–	2,601.8	2,731.8	2,868.4	3,011.9	3,162.4	3,320.6
b. Managing staff expense	722.2	RMB10,000/yr	–	–	751.1	781.1	812.4	844.9	878.7	913.8
c. Public expenses	660.0	RMB10,000/yr	–	–	668.0	668.0	668.0	668.0	668.0	668.0
2. Maintenance cost	–	–	–	–	**2,816.3**	**3,737.6**	**3,875.3**	**4,085.4**	**4,241.3**	**4,414.3**
Routine maintenance	989.0	RMB10,000/yr	–	–	1,166.3	1,375.4	1,513.1	1,723.3	1,879.1	2,052.1
a. Routine clearing	205.9	RMB10,000/yr	–	–	209.6	247.1	271.9	309.6	337.6	368.7
b. Greening	277.8	RMB10,000/yr	–	–	235.1	277.2	305.0	347.3	378.7	413.6
c. Pavement	234.4	RMB10,000/yr	–	–	275.2	324.6	357.1	406.7	443.5	484.3
d. Base	42.4	RMB10,000/yr	–	–	68.7	81.1	89.2	101.6	110.8	120.9
e. Bridge and culverts	197.4	RMB10,000/yr	–	–	291.2	343.4	377.8	430.3	469.2	512.4
f. Safety facilities	5.8	RMB10,000/yr	–	–	40.0	47.2	51.9	59.1	64.4	70.4
g. Service facilities	17.3	RMB10,000/yr	–	–	28.9	34.0	37.4	42.6	46.5	50.8
h. Management facilities	8.1	RMB10,000/yr	–	–	17.6	20.8	22.9	26.0	28.4	31.0
Special maintenance	–	–	–	–	1,650.0	2,362.2	2,362.2	2,362.2	2,362.2	2,362.2
a. Bridge pavement	100.0	RMB/m^2	14,880	sq.m	0.0	148.8	148.8	148.8	148.8	148.8
b. Expansion joints	1,600.0	RMB/m	1,150	m	0.0	184.0	184.0	184.0	184.0	184.0
c. Pavements	80.0	RMB/m^2	47,424	sq.m	0.0	379.4	379.4	379.4	379.4	379.4
d. Protection of disasters and emergent repairing	250.0	RMB10,000/item	1	item	250.0	250.0	250.0	250.0	250.0	250.0
e. Communication facilities	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	300.0
f. Supervision facilities	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	150.0
g. Toll system	500.0	RMB10,000/yr	–	–	500.0	500.0	500.0	500.0	500.0	500.0
h. Pavement and bridge management system	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	150.0
i. Other	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	300.0
3. Rehabilitation cost	420.0	RMB10,000/km	47.7	km	**0.0**	**5,008.5**	**7,011.9**	**8,013.6**	**0.0**	**0.0**
4. Petty cash	–	–	–	–	**281.6**	**373.8**	**387.5**	**408.5**	**424.1**	**441.4**
Overall operation and maintenance cost	–	–	–	–	**7,118.8**	**13,300.8**	**15,623.5**	**17,032.3**	**9,374.5**	**9,758.1**

Source: Wilbur Smith Associates Limited, 2008

Table 7-2: Result of operation and maintenance cost estimates of Hu-Hang Expressway Shanghai Section (RMB ten thousand) (cont'd)

Items	Unit price 2007	Unit	Quantity	Unit	2014	2015	2016	2017	2018	2019
1. Operation cost	-	-	-	-	**5,105.0**	**5,317.3**	**5,539.9**	**5,773.2**	**6,017.8**	**6,274.1**
a. Tolling staff expense	2,477.9	RMB10,000/yr	-	-	3,486.6	3,660.9	3,844.0	4,036.2	4,238.0	4,449.9
b. Managing staff expense	722.2	RMB10,000/yr	-	-	950.4	988.4	1,027.9	1,069.0	1,111.8	1,156.3
c. Public expenses	660.0	RMB10,000/yr	-	-	668.0	668.0	668.0	668.0	668.0	668.0
2. Maintenance cost	-	-	-	-	**3,891.0**	**4,097.3**	**4,196.1**	**4,298.9**	**4,405.9**	**5,229.3**
Routine maintenance	989.0	RMB10,000/yr	-	-	2,241.0	2,447.3	2,546.1	2,648.9	2,755.9	2,867.1
a. Routine clearing	205.9	RMB10,000/yr	-	-	402.6	439.7	457.5	475.9	495.2	515.1
b. Greening	277.8	RMB10,000/yr	-	-	451.7	493.2	513.2	533.9	555.4	577.9
c. Pavement	234.4	RMB10,000/yr	-	-	528.9	577.6	600.9	625.1	650.4	676.6
d. Base	42.4	RMB10,000/yr	-	-	132.1	144.2	150.1	156.1	162.4	169.0
e. Bridge and culverts	197.4	RMB10,000/yr	-	-	559.6	611.1	635.8	661.5	688.2	716.0
f. Safety facilities	5.8	RMB10,000/yr	-	-	76.8	83.9	87.3	90.8	94.5	98.3
g. Service facilities	17.3	RMB10,000/yr	-	-	55.4	60.5	63.0	65.5	68.2	70.9
h. Management facilities	8.1	RMB10,000/yr	-	-	33.9	37.0	38.5	40.0	41.6	43.3
Special maintenance	-	-	-	-	1,650.0	1,650.0	1,650.0	1,650.0	1,650.0	2,362.2
a. Bridge pavement	100.0	RMB/m²	14,880	sq.m	0.0	0.0	0.0	0.0	0.0	148.8
b. Expansion joints	1,600.0	RMB/m	1,150	m	0.0	0.0	0.0	0.0	0.0	184.0
c. Pavements	80.0	RMB/m²	47,424	sq.m	0.0	0.0	0.0	0.0	0.0	379.4
d. Protection of disasters and emergent repairing	250.0	RMB10,000/item	1	item	250.0	250.0	250.0	250.0	250.0	250.0
e. Communication facilities	300.0	RMB10,000/yr	-	-	300.0	300.0	300.0	300.0	300.0	300.0
f. Supervision facilities	150.0	RMB10,000/yr	-	-	150.0	150.0	150.0	150.0	150.0	150.0
g. Toll system	500.0	RMB10,000/yr	-	-	500.0	500.0	500.0	500.0	500.0	500.0
h. Pavement and bridge management system	150.0	RMB10,000/yr	-	-	150.0	150.0	150.0	150.0	150.0	150.0
i. Other	300.0	RMB10,000/yr	-	-	300.0	300.0	300.0	300.0	300.0	300.0
3. Rehabilitation cost	420.0	RMB10,000/km	47.7	km	**0.0**	**0.0**	**0.0**	**5,008.5**	**7,011.9**	**8,013.6**
4. Petty cash	-	-	-	-	**389.1**	**409.7**	**419.6**	**429.9**	**440.6**	**522.9**
Overall operation and maintenance cost	-	-	-	-	**9,385.1**	**9,824.3**	**10,155.6**	**15,510.5**	**17,876.1**	**20,040.0**

Source: Wilbur Smith Associates Limited, 2008

Table 7-3: Result of operation and maintenance cost estimates of Hu-Hang Expressway Shanghai Section (RMB ten thousand) (cont'd)

Items	Unit price 2007	Unit	Quantity	Unit	2020	2021	2022	2023	2024	2025
1. Operation cost	–	–	–	–	**6,542.9**	**6,824.6**	**7,119.9**	**7,429.5**	**7,754.1**	**8,094.3**
a. Tolling staff expense	2,477.9	RMB10,000/yr	–	–	4,672.4	4,906.0	5,151.3	5,408.9	5,679.3	5,963.3
b. Managing staff expense	722.2	RMB10,000/yr	–	–	1,202.5	1,250.6	1,300.6	1,352.7	1,406.8	1,463.0
c. Public expenses	660.0	RMB10,000/yr	–	–	668.0	668.0	668.0	668.0	668.0	668.0
2. Maintenance cost	–	–	–	–	**5,345.1**	**5,412.5**	**5,481.5**	**5,552.0**	**4,912.0**	**4,985.7**
Routine maintenance	989.0	RMB10,000/yr	–	–	2,982.9	3,050.3	3,119.3	3,189.8	3,262.0	3,335.7
a. Routine clearing	205.9	RMB10,000/yr	–	–	535.9	548.1	560.5	573.1	586.1	599.3
b. Greening	277.8	RMB10,000/yr	–	–	601.2	614.8	628.7	642.9	657.4	672.3
c. Pavement	234.4	RMB10,000/yr	–	–	704.0	719.9	736.2	752.8	769.8	787.2
d. Base	42.4	RMB10,000/yr	–	–	175.8	179.8	183.8	188.0	192.3	196.6
e. Bridge and culverts	197.4	RMB10,000/yr	–	–	744.9	761.7	778.9	796.5	814.6	833.0
f. Safety facilities	5.8	RMB10,000/yr	–	–	102.3	104.6	106.9	109.4	111.8	114.4
g. Service facilities	17.3	RMB10,000/yr	–	–	73.8	75.5	77.2	78.9	80.7	82.5
h. Management facilities	8.1	RMB10,000/yr	–	–	45.1	46.1	47.1	48.2	49.3	50.4
Special maintenance	–	–	–	–	2,362.2	2,362.2	2,362.2	2,362.2	1,650.0	1,650.0
a. Bridge pavement	100.0	RMB/m²	14,880	sq.m	148.8	148.8	148.8	148.8	0.0	0.0
b. Expansion joints	1,600.0	RMB/m	1,150	m	184.0	184.0	184.0	184.0	0.0	0.0
c. Pavements	80.0	RMB/m²	47,424	sq.m	379.4	379.4	379.4	379.4	0.0	0.0
d. Protection of disasters and emergent repairing	250.0	RMB10,000/item	1	item	250.0	250.0	250.0	250.0	250.0	250.0
e. Communication facilities	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	300.0
f. Supervision facilities	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	150.0
g. Toll system	500.0	RMB10,000/yr	–	–	500.0	500.0	500.0	500.0	500.0	500.0
h. Pavement and bridge management system	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	150.0
i. Other	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	300.0
3. Rehabilitation cost	420.0	RMB10,000/km	47.7	km	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**5,008.5**
4. Petty cash	–	–	–	–	**534.5**	**541.3**	**548.2**	**555.2**	**491.2**	**498.6**
Overall operation and maintenance cost	–	–	–	–	**12,422.5**	**12,778.4**	**13,149.6**	**13,536.8**	**13,157.2**	**18,587.1**

Source: Wilbur Smith Associates Limited, 2008

Table 7-4: Result of operation and maintenance cost estimates of Hu-Hang Expressway Shanghai Section (RMB ten thousand) (cont'd)

Items	Unit price 2007	Unit	Quantity	Unit	2026	2027	2028	2029	2030	Total
1. Operation cost	–	–	–	–	**8,451.0**	**8,824.9**	**9,217.0**	**9,627.9**	**10,058.8**	**150,659.1**
a. Tolling staff expense	2,477.9	RMB10,000/yr	–	–	6,261.4	6,574.5	6,903.2	7,248.4	7,610.8	–
b. Managing staff expense	722.2	RMB10,000/yr	–	–	1,521.6	1,582.4	1,645.7	1,711.6	1,780.0	–
c. Public expenses	660.0	RMB10,000/yr	–	–	668.0	668.0	668.0	668.0	668.0	–
2. Maintenance cost	–	–	–	–	**5,061.1**	**5,138.3**	**5,217.1**	**6,010.0**	**6,092.5**	**108,496.5**
Routine maintenance	989.0	RMB10,000/yr	–	–	3,411.1	3,488.3	3,567.1	3,647.8	3,730.3	–
a. Routine clearing	205.9	RMB10,000/yr	–	–	612.9	626.7	640.9	655.4	670.2	–
b. Greening	277.8	RMB10,000/yr	–	–	687.5	703.0	718.9	735.2	751.8	–
c. Pavement	234.4	RMB10,000/yr	–	–	805.0	823.2	841.8	860.9	880.3	–
d. Base	42.4	RMB10,000/yr	–	–	201.0	205.6	210.2	215.0	219.9	–
e. Bridge and culverts	197.4	RMB10,000/yr	–	–	851.8	871.1	890.8	910.9	931.5	–
f. Safety facilities	5.8	RMB10,000/yr	–	–	116.9	119.6	122.3	125.1	127.9	–
g. Service facilities	17.3	RMB10,000/yr	–	–	84.4	86.3	88.2	90.2	92.3	–
h. Management facilities	8.1	RMB10,000/yr	–	–	51.5	52.7	53.9	55.1	56.4	–
Special maintenance	–	–	–	–	1,650.0	1,650.0	1,650.0	2,362.2	2,362.2	–
a. Bridge pavement	100.0	RMB/m²	14,880	sq.m	0.0	0.0	0.0	148.8	148.8	–
b. Expansion joints	1,600.0	RMB/m	1,150	m	0.0	0.0	0.0	184.0	184.0	–
c. Pavements	80.0	RMB/m²	47,424	sq.m	0.0	0.0	0.0	379.4	379.4	–
d. Protection of disasters and emergent repairing	250.0	RMB10,000/item	1	item	250.0	250.0	250.0	250.0	250.0	–
e. Communication facilities	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	–
f. Supervision facilities	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	–
g. Toll system	500.0	RMB10,000/yr	–	–	500.0	500.0	500.0	500.0	500.0	–
h. Pavement and bridge management system	150.0	RMB10,000/yr	–	–	150.0	150.0	150.0	150.0	150.0	–
i. Other	300.0	RMB10,000/yr	–	–	300.0	300.0	300.0	300.0	300.0	–
3. Rehabilitation cost	420.0	RMB10,000/km	47.7	km	**7,011.9**	**8,013.6**	**0.0**	**0.0**	**0.0**	**60,102.0**
4. Petty cash	–	–	–	–	**506.1**	**513.8**	**521.7**	**601.0**	**609.2**	**10,849.7**
Overall operation and maintenance cost	–	–	–	–	**21,030.1**	**22,490.6**	**14,955.8**	**16,238.9**	**16,760.5**	**330,107.3**

Source: Wilbur Smith Associates Limited, 2008

5 Conclusion

From 2008 to 2030, Hu-Hang Expressway Shanghai Section traffic volume at exit gate is expected to increase from 85,596 vehicle per day to 180,694 vehicle per day, equivalent to a growth of 111%. Hu-Hang Expressway Shanghai Section is expected to achieve a total revenue of approximately RMB25.26 billion during this period of time.

In the corresponding period, Hu-Hang Expressway Shanghai Section operation and maintenance costs will be around RMB3.3 billion, or 13.1% of the total revenue.

Yours faithfully,
For and on behalf of
Wilbur Smith Associates Limited

Sue Chan
BEcon, MA, CMILT
Associate

Set out below is the text of the report from Deloitte Touche Tohmatsu in connection with the cash flow forecast underlying the valuation of the operation rights of Hu-Hang Expressway Shanghai Section prepared for the purpose of inclusion in this circular.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

電話：+852 2852 1600
傳真：+852 2541 1911
電子郵件：mail@deloitte.com.hk
www.deloitte.com/cn

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong
Tel: +852 2852 1600
Fax: +852 2541 1911
Email: mail@deloitte.com.hk
www.deloitte.com/cn

15th August 2008

The Board of Directors
Shanghai Industrial Holdings Limited
26/F, Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

Dear Sirs,

We have examined the cash flow projection covering the period from 1st July 2008 to 31st August 2030 used in the valuation of the operation rights of Hu-Hang Expressway (Shanghai Section) (the "Hu-Hang Expressway Shanghai Section"), which is located in Shanghai, the People's Republic of China (the "Underlying Forecast") as set out in Appendix II included in the circular of Shanghai Industrial Holdings Limited (the "Company") dated 15th August 2008 in accordance with the International Standard on Assurance Engagements applicable to the examination of prospective financial information. The scope of our engagement included an examination of the arithmetical accuracy of the calculations in the preparation of the Underlying Forecast.

Management is responsible for the Underlying Forecast including the assumptions on which it is based. Because the Underlying Forecast relates to cash flows, no accounting policies of the Company have been adopted in its preparation. It is our responsibility to form an opinion, based on our examination of the Underlying Forecast, and to report our opinion solely to you, as a body, solely for the purpose of reporting under paragraph 29(2) of Appendix 1B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We accept no responsibility to any other person in respect of, arising out of, or in connection with our work.

Our work has been undertaken solely to assist the directors of the Company in evaluating whether the Underlying Forecast has been properly compiled in accordance with the assumptions made by the directors of the Company. Our work does not constitute a valuation of the Hu-Hang Expressway Shanghai Section. As described above, the Underlying Forecast has been prepared in connection with the valuation of the Hu-Hang Expressway Shanghai Section. The Underlying Forecast has been prepared using a set of assumptions

that include hypothetical assumptions about future events and management's actions that are not necessarily expected to occur. Consequently, readers are cautioned that the Underlying Forecast may not be appropriate for purposes other than that described above.

In our opinion, the Underlying Forecast is properly prepared on the basis of the assumptions, is arithmetically accurate and is presented in accordance with the assumptions made by the directors of the Company.

Even if the events anticipated under the hypothetical assumptions described above occur, actual results are still likely to be different from the Underlying Forecast since other anticipated events frequently do not occur as expected and the variation may be material.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the Shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in Shares and underlying Shares

Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued Shares held	Percentage of total issued share capital
Cai Yu Tian	Beneficial Owner	Personal	520,000	0.05%
Lu Ming Fang	Beneficial Owner	Personal	1,467,000	0.14%
Ding Zhong De	Beneficial Owner	Personal	685,000	0.06%
Zhou Jie	Beneficial Owner	Personal	307,000	0.03%
Qian Shi Zheng	Beneficial Owner	Personal	479,000	0.04%
Yao Fang	Beneficial Owner	Personal	248,000	0.02%
Tang Jun	Beneficial Owner	Personal	30,000	0.003%

All interests stated above represented long positions.

Share options of the Company

Name of Director	Capacity	Date of grant	Exercise price per Share *HK$*	Number of share options held	Percentage of total issued share capital
Cai Yu Tian	Beneficial Owner	2nd May 2006	17.10	520,000	0.05%
Lu Ming Fang	Beneficial Owner	2nd September 2005	14.89	480,000	0.04%
Ding Zhong De	Beneficial Owner	2nd May 2006	17.10	400,000	0.04%
Zhou Jie	Beneficial Owner	2nd September 2005	14.89	220,000	0.02%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	14.89	200,000	0.02%
Tang Jun	Beneficial Owner	2nd September 2005	14.89	220,000	0.02%

Share options granted on 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted on 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of Shanghai Industrial Pharmaceutical Investment Co. Ltd.

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interests and short positions of the persons (not being a Director or chief executive of the Company) in the Shares and underlying Shares which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of Shareholder	Capacity	Total interests in Shares and underlying Shares	Percentage of total issued share capital
• *Long Positions*			
SIIC	Interests held by controlled corporations	548,771,371 *(note (i))*	50.99%
JPMorgan Chase & Co.	Beneficial Owner	1,058,000	0.10%
	Investment Manager	3,667,000	0.34%
	Custodian Corporation/Approved Lending Agent	60,116,644	5.59%
• *Short Positions*			
SIIC	Interests held by controlled corporations	86,218,331 *(note (ii))*	8.01%
JPMorgan Chase & Co.	Beneficial Owner	400,000	0.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Treasury (B.V.I.) Limited, SIIC Asset Management Company Limited, SIIC CM Development Funds Limited, SIIC Trading Company Limited, Billion More Investments Limited and SIIC CM held 466,644,371, 80,000,000, 1,217,000, 350,000, 350,000, 150,000, 50,000 and 10,000 Shares and underlying Shares respectively, and was accordingly deemed to be interested in the respective Shares and underlying Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 86,218,331 underlying Shares under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into the Shares.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Teng Yi Long	Executive Director and Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Zhou Jie	Executive Director and Executive Vice President
Mr. Qian Shi Zheng	Vice President
Mr. Yao Fang	Vice President
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons and companies (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) in the following manner:–

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Hunan Urban Development Depu Property Co. Ltd.* (湖南城開德普置業有限公司)	Shanghai Depu Property Development Co. Ltd.* (上海德普置業發展有限公司)	equity interest	45%
Kunshan Urban Development Real Estate Development Co. Ltd.* (昆山城開房地產開發有限公司)	Shanghai Zhongxin Real Estate Development Co.* (上海中新房地產開發公司)	equity interest	10%
New Shanghai International Commercial City Development Co. Ltd.* (新上海國際商城發展有限公司)	Shanghai Shangtou Real Estate Co. Ltd.* (上海市上投房地產有限公司)	equity interest	40%
Shanghai Chengda Water Treatment Technology Co. Ltd.* (上海城大水處理科技有限公司)	Ge Er Pu (格爾普)	equity interest	25%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Shanghai Senxin Investment Co. Ltd.* (上海森鑫投資有限公司)	Shanghai Yingde Property Co. Ltd.* (上海鷹德置業有限公司)	equity interest	21%
	Shanghai Zhengyang Investment Co. Ltd.* (上海正陽投資有限公司)	equity interest	25%
Shanghai Shenda Property Co. Ltd.* (上海申大物業有限公司)	Jiang You Ji (蔣友集)	equity interest	25%
	Xie Xian Wei (謝先偉)	equity interest	15%
Shanghai Urban Crádle Real Estate Development Co. Ltd.* (上海萬源房地產開發有限公司)	Shanghai Zhufeng Enterprises Development Co. Ltd.* (上海珠峰企業發展有限公司)	equity interest	10%
Shanghai Urban Development (Holdings) Co. Ltd.* (上海城開(集團)有限公司)	Xuhui District State-owned Assets Administrative Committee (上海市徐匯區國有資產監督管理委員會)	equity interest	41%
Shanghai Urban Development Holdings Chongqing Depu Property Co. Ltd.* (上海城開集團重慶德普置業有限公司)	Shanghai Depu Property Development Co. Ltd.* (上海德普置業發展有限公司)	equity interest	45%
Shanghai Urban Development Property Agent Co. Ltd.* (上海城開產權經紀有限公司)	Zhang Sheng Zhong (張升中)	equity interest	20%
Shanghai Huanyu City Investment Development Co. Ltd.* (上海寰宇城市投資發展有限公司)	Shanghai Xuhui Land Development Co. Ltd.* (上海徐匯土地發展有限公司)	equity interest	30%
	Shanghai Xuhui Commercial City (Group) Co. Ltd.* (上海徐匯商城(集團)有限公司)	equity interest	10%
Changshu Shangchi Dental Materials Co. Ltd. (常熟尚齒齒科材料有限公司)	Zhou Zhen Kang (周振康)	equity interest	17.6%
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou Investment Group Limited* (常州投資集團有限公司)	equity interest	23.05%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.* (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Development Co. Ltd.* (深圳市益公實業發展有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術 有限公司)	equity interest	23.07%
	Fu He Liang (傅和亮)	equity interest	11.98%
Guangdong Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	49%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Group Co. Ltd.* (杭州胡慶餘堂集團有限公司)	equity interest	44.9566%
Hangzhou Huqingyutang Natural Pharmaceutical Co. Ltd.* (杭州胡慶餘堂天然藥物有限公司)	Hangzhou Huqingyutang Drugstore Co. Ltd.* (杭州胡慶餘堂國藥號有限公司)	equity interest	18.37%
	Hangzhou Huqingyutang Group Co. Ltd.* (杭州胡慶餘堂集團有限公司)	equity interest	11.63%
Hangzhou Huqingyutang Raw Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥材種植有限公司)	Hangzhou Huqingyutang Group Co. Ltd.* (杭州胡慶餘堂集團有限公司)	equity interest	24%
Herbapex Group Liaoning Huanren Pharmaceutical Co. Ltd.* (好護士集團遼寧桓仁藥業有限公司)	Zhao Ming (趙明)	equity interest	25%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.* (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.50%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	10.99%
	Sino Alliance International. Ltd.	ordinary share	18.6%
Shanghai Feimante Medical Instrument Co. Ltd.* (上海菲蔓特醫療器械有限公司)	Finn Fund	equity interest	12.5%
	Sitra Fund	equity interest	12.5%
	Fimet OY	equity interest	25%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器材有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	14.09%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海雲湖悅民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
Shanghai United Pharmaceutical Co. Ltd.* (上海上聯藥業有限公司)	Zhou Yi Ping(周一平)	equity interest	22%
	Xu Zheng(許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.* (廈門中藥廠有限公司)	Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司)	equity interest	30%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Swellfun Co. Ltd. (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Juhe Management Strategies Co. Ltd.* (成都聚和管理策劃有限公司)	equity interest	19%
	Sichuan Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	China Tobacco Henan Industrial Corp.* (河南中煙工業公司)	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co. Ltd.* (汕頭保稅區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any Shares or underlying Shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange; and

(ii) there was no person known to the Directors who had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed directors of the Company had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or proposed directors of the Company had any interest in any assets which have been, since 31st December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31st December 2007 (being the date to which the latest published audited accounts of the Group have been made up).

7. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

8. EXPERTS

(a) The following are the qualifications of the experts who have provided their opinions or advice, which are contained in this circular:

Name	Qualification
DTZ Debenham Tie Leung Limited	International Valuers
Wilbur Smith Associates Limited	Traffic Consultant
Commerzbank AG Hong Kong Branch	Commerzbank AG, acting through its Hong Kong Branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO
Deloitte Touche Tohmatsu	Certified Public Accountants
Yuan Tai Law Offices	PRC Lawyers
Beijing Great Hold Law Offices	PRC Lawyers

(b) As at the Latest Practicable Date, each of the above experts did not have any shareholding interest directly or indirectly in any member of the Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and it had no interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(c) Each of the above experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its report and/or letter and references to its name and advice or opinion in the form and context in which they respectively appear.

9. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Mr. Leung Lin Cheong who is a Fellow of The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Chartered Secretaries, The Chartered Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

10. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association of the Company, at any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's registered office in Hong Kong at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong for a period of 14 days (excluding Saturdays and public holidays) from the date of this circular:

(a) the Hotel Acquisition Agreement;

(b) the Road Bridge Acquisition Agreement;

(c) the Supplemental Hotel Acquisition Agreement;

(d) the Supplemental Road Bridge Acquisition Agreement;

(e) the Concession Contract; and

(f) the Equity Transfer Contract.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company, 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Monday, 8th September 2008 at 3:00 p.m. for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the conditional sale and purchase agreement dated 21st July 2008 (as amended by a supplemental agreement dated 5th August 2008, together the "Hotel Acquisition Agreements"), copies of which are produced to the meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, made between South Pacific Hotel Holdings Limited, the Company and Shanghai Industrial Investment (Holdings) Company Limited ("SIIC") in relation to the acquisition by the Company of the Good Cheer Sale Share (as defined and described in the circular of the Company dated 15th August 2008 (the "Circular") and the Good Cheer Sale Loans (as defined and described in the Circular) for a consideration of HK$1,350,000,000 pursuant to the Hotel Acquisition Agreements, upon the terms and subject to the conditions therein contained, and all transactions contemplated thereunder and in connection therewith and any other ancillary documents, be and are hereby approved, confirmed and/or ratified; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to sign, seal, execute, perfect, perform and deliver all such agreements, instruments, documents and deeds, and do all such acts, matters and things and take all such steps as they may in their discretion consider necessary, desirable or expedient to implement and/or to give effect to the Hotel Acquisition Agreements as they may in their discretion consider to be desirable and in the interests of the Company."

2. "**THAT**:

(a) the conditional sale and purchase agreement dated 21st July 2008 (as amended by a supplemental agreement dated 5th August 2008, together the "Road Bridge Acquisition Agreements"), copies of which are produced to the meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification, made between SIIC CM Development Limited (上海實業崇明開發建設有限公司), S.I. Infrastructure Holdings Limited (上實基建控股有限公司) and SIIC in relation to the acquisition by the Company of the Hu-Hang Sale Share and the Hu-Hang Sale Loan (both as defined and described in the Circular) for a consideration of HK$4,196,312,000 pursuant to the Road Bridge Acquisition Agreements, upon the terms and subject to the conditions therein contained, and all transactions contemplated thereunder and in connection therewith and any other ancillary documents, be and are hereby approved, confirmed and/or ratified; and

(b) the directors of the Company be and are hereby authorized for and on behalf of the Company to sign, seal, execute, perfect, perform and deliver all such agreements, instruments, documents and deeds, and do all such acts, matters and things and take all such steps as they may in their discretion consider necessary, desirable or expedient to implement and/or to give effect to the Road Bridge Acquisition Agreements as they may in their discretion consider to be desirable and in the interests of the Company."

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 15th August 2008

Registered Office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company shall, in respect of such share, be entitled alone to vote in respect thereof.

(3) The Register of Members of the Company will be closed from Thursday, 4th September 2008 to Monday, 8th September 2008, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend the extraordinary general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:30 p.m. on Wednesday, 3rd September 2008.

(4) A form of proxy for use at the meeting is enclosed with the circular to shareholders of the Company.

(5) The instrument appointing a proxy must be in writing under the hand of the appointer or attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

(6) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof, as the case may be).

(7) Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting. If such member attends the meeting, his form of proxy will be deemed to have been revoked.

(8) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English language version shall prevail.

此乃要件　請即處理

閣下如對本通函任何方面或就本通函應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他適當獨立專業顧問以取得獨立專業意見。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(於香港註冊成立之有限公司)

(股份代號：363)

須予披露及關連交易

收購GOOD CHEER ENTERPRISES LIMITED之全部已發行股本
及
上實滬杭開發建設有限公司之全部已發行股本
及
股東特別大會通告

為獨立董事委員會及獨立股東委聘之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

本公司之董事會函件載於本通函第7頁至第25頁。獨立董事委員會(定義見本通函)致獨立股東(定義見本通函)之函件載於本通函第26頁。德國商業銀行香港分行(定義見本通函)致獨立董事委員會及獨立股東之函件(當中載有其建議及推薦意見)載於本通函第27頁至第47頁。

本公司將於二零零八年九月八日(星期一)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行股東特別大會(定義見本通函)，召開會議之通告載於本通函第98頁至第100頁。本通函隨附適用於股東特別大會之代表委任表格。無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格上印備之指示盡快將表格填妥及交回，且無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前填妥及交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並在會上投票。

二零零八年八月十五日

目　錄

頁次

在本通函內，除另有界定或文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「收購事項」	酒店收購事項及路橋收購事項之統稱
「收購協議」	經修訂酒店收購協議及經修訂路橋收購協議
「經修訂酒店收購協議」	經酒店收購補充協議修訂之酒店收購協議
「經修訂路橋收購協議」	經路橋收購補充協議修訂之路橋收購協議
「該公佈」	本公司就收購事項刊發日期為二零零八年七月二十一日之公佈
「聯繫人」	具有上市規則所賦予的涵義
「董事會」	董事會
「營業日」	香港銀行一般公開營業的日子(週六或香港於早上十時懸掛八號或以上風球信號或黑色暴雨信號之日子除外)
「英屬維爾京群島」	英屬維爾京群島
「本公司」	上海實業控股有限公司，一家於香港註冊成立之有限公司，其股份在聯交所主板上市
「收費經營權」	授予項目公司之收費經營權，以營運及維修滬杭高速公路上海段，及向於收費經營期使用滬杭高速公路上海段之車輛收取通行費，以及根據及按照收費經營權合同營運許可範圍內之服務設施

「特許經營合同」	項目公司及上海市市政工程管理局於二零零二年三月二十二日訂立稱為滬杭高速公路(上海段)特許經營合同之特許經營合同，將於二零三零年八月三十一日到期，據此，項目公司已取得及仍然持有收費經營權
「收費經營期」	由二零零二年三月二十二日至二零三零年八月三十一日止
「Creative Gold」	Creative Gold Developments Limited，一家於英屬維爾京群島註冊成立之有限公司，由Good Cheer 及Four Seasons Hotels Inc.之附屬公司FS Asia Investment Limited分別擁有89.69%及10.31%權益
「董事」	本公司董事
「息稅折攤前盈利」	未計利息、稅項、折舊及攤銷前盈利
「股東特別大會」	將於二零零八年九月八日(星期一)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室召開和舉行之本公司股東特別大會，於會上將提呈普通決議案以酌情批准收購協議及其項下擬進行之交易之條款
「產權交易合同」	上海上實、香港控股公司及上海實業於二零零八年七月四日訂立之有條件產權交易合同，據此，上海上實已同意出售，而香港控股公司已同意購買，於項目公司之100%股本權益
「Good Cheer」	Good Cheer Enterprises Limited，一家於英屬維爾京群島註冊成立之有限公司，由南洋全資擁有
「Good Cheer 代價」	出售及購買Good Cheer出售股份及轉讓Good Cheer出售貸款之總代價
「Good Cheer 集團」	Good Cheer、Creative Gold、南酒中國、南洋國際及酒店公司，連同彼等之附屬公司(如有)

「Good Cheer 出售貸款」	於酒店收購完成日期，Good Cheer集團若干成員公司結欠上海實業及／或南洋之公司內部無息貸款，於二零零八年六月三十日總額為448,136,025.11港元
「Good Cheer出售股份」	由南洋實益擁有並以南洋登記之一股面值1美元之股份，為Good Cheer之全部已發行股本
「本集團」	本公司及其附屬公司
「香港」	中華人民共和國香港特別行政區
「香港控股公司」	上實基建(滬杭)有限公司(前稱顯明控股有限公司)，於香港註冊成立之公司，由滬杭合法實益全資擁有
「酒店收購事項」	本公司根據經修訂酒店收購協議向南洋收購Good Cheer出售股份及Good Cheer出售貸款
「酒店收購協議」	南洋、本公司及上海實業就酒店收購事項於二零零八年七月二十一日訂立之有條件買賣協議
「酒店收購完成」	根據經修訂酒店收購協議完成酒店收購事項
「酒店公司」	上海上實南洋大酒店有限公司，於中國成立之中外合資企業，由南酒中國擁有68%、南洋國際擁有29%及上海市靜安區土地開發控股總公司擁有3%
「滬杭」	S.I. Hu-Hang Development Limited上實滬杭開發建設有限公司(前稱Dragon Win Enterprises Limited凱鵬企業發展有限公司)，於英屬維爾京群島註冊成立之有限公司，由上實崇明全資擁有
「滬杭代價」	4,196,312,000港元

「滬杭高速公路上海段」	滬杭高速公路(上海段)，即位於中國上海市長47.67公里之高速公路，包括(i)莘莊及松江之間之莘松段，及(ii)松江及楓涇之間之松楓段，共有九個收費站
「滬杭集團」	滬杭、香港控股公司及項目公司，連同該等公司之附屬公司(如有)
「滬杭出售貸款」	於路橋收購完成日期，滬杭及／或香港控股公司結欠上實崇明及／或上海實業之不計息股東貸款，加上實崇明及／或上海實業履行於路橋收購協議下之承諾所需之有關其他款項，估計於產權交易合同生效及完成，以及轉讓根據股權轉讓合同之條款生效之日，總金額不多於4,196,311,992港元
「滬杭出售股份」	由上實崇明實益擁有並以其名義登記之一股面值1美元股份，為滬杭之全部已發行股本
「獨立董事委員會」	由三位獨立非執行董事羅嘉瑞先生、吳家瑋先生及梁伯韜先生組成之董事會獨立委員會，為獨立股東就收購協議及其項下擬進行之交易提供意見而委任
「獨立股東」	除上海實業及其聯繫人以外之股東
「最後實際可行日期」	二零零八年八月十二日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載之上市發行人董事進行證券交易之標準守則

「中國」	中華人民共和國
「項目公司」	上海路橋發展有限公司(前稱上海路橋發展股份有限公司),於中國成立之有限責任公司,並由上海上實全資擁有
「路橋收購事項」	上實基建根據經修訂路橋收購協議向上實崇明收購滬杭出售股份及滬杭出售貸款
「路橋收購協議」	上實崇明、上實基建及上海實業於二零零八年七月二十一日訂立有關路橋收購事項之有條件買賣協議
「路橋收購完成」	根據經修訂路橋收購協議完成路橋收購事項
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「上海實業」	上海實業(集團)有限公司,於香港註冊成立之有限公司,為本公司之控股股東
「上實崇明」	SIIC CM Development Limited上海實業崇明開發建設有限公司,於英屬維爾京群島註冊成立之有限公司,為上海實業之全資附屬公司
「上實基建」	S.I. Infrastructure Holdings Limited上實基建控股有限公司,於英屬維爾京群島註冊成立之有限公司,為本公司之全資附屬公司
「股份」	本公司已發行股本中每股面值0.10港元之普通股
「股東」	股份之持有人
「南洋」	南洋酒店控股有限公司,於香港註冊成立之有限公司,為上海實業之全資附屬公司

「南酒中國」	南洋酒店(中國)有限公司，於香港註冊成立之有限公司，並由Creative Gold全資擁有
「南洋國際」	南洋國際投資有限公司，於香港註冊成立之有限公司，並由Creative Gold全資擁有
「上海上實」	上海上實(集團)有限公司，上海實業之全資附屬公司
「聯交所」	香港聯合交易所有限公司
「酒店收購補充協議」	南洋、本公司及上海實業於二零零八年八月五日訂立之補充協議
「路橋收購補充協議」	上實崇明、上實基建及上海實業於二零零八年八月五日訂立之補充協議
「轉讓」	上海上實根據產權交易協議向香港控股公司轉讓項目公司100%股權
「港元」	香港法定貨幣港元
「人民幣」	中國法定貨幣人民幣
「美元」	美國法定貨幣美元
「%」	百分比

除非另有註明，人民幣及美元金額乃按1.00港元兌人民幣0.8791元及7.80港元兌1.00美元之滙率兌換為港元，僅供參考。惟並不表示人民幣、美元或港元之任何金額可以或可能曾經於有關日期按上述滙率或任何其他滙率兌換或曾作任何兌換。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
滕一龍先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
呂明方先生
丁忠德先生
周　杰先生*(常務副行政總裁)*
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

敬啟者：

須予披露及關連交易

收購GOOD CHEER ENTERPRISES LIMITED之全部已發行股本
及
上實滬杭開發建設有限公司之全部已發行股本
及
股東特別大會通告

1. 緒言

茲提述本公司就收購事項刊發日期為二零零八年七月二十一日之公佈及本公司就訂立酒店收購補充協議及路橋收購補充協議刊發日期為二零零八年八月五日之公佈。

於二零零八年七月二十一日，本公司與南洋及上海實業訂立酒店收購協議，據此，本公司同意有條件收購南洋之Good Cheer出售股份，並受讓上海實業及／或南洋向其轉讓的Good Cheer出售貸款。Good Cheer出售股份相當於Good Cheer之全部

已發行股本。Good Cheer透過其附屬公司持有酒店公司之大部分權益，而酒店公司則擁有並經營上海四季酒店。

於二零零八年七月二十一日，本公司之全資附屬公司上實基建與上實崇明及上海實業訂立路橋收購協議，據此，上實基建同意有條件收購上實崇明之滬杭出售股份，並受讓上實崇明向其轉讓的滬杭出售貸款。滬杭出售股份相當於滬杭之全部已發行股本。滬杭透過其附屬公司持有項目公司之全部權益，而項目公司則擁有收費經營權。

於二零零八年八月五日，本公司與南洋及上海實業訂立酒店收購補充協議，主要為修訂Good Cheer代價的付款時間，即於酒店收購完成時只需支付Good Cheer代價的一半，並按該公佈題為「Good Cheer代價」一節所述的抵銷方式再扣除33,080,357港元款項(而非該公佈所披露悉數支付Good Cheer代價)，餘下的Good Cheer代價將於酒店收購完成日期後六個月(或酒店收購協議的訂約方書面同意的其他稍後日期)或之前支付。

於二零零八年八月五日，上實基建與上實崇明及上海實業訂立路橋收購補充協議，主要為修訂滬杭代價的付款方式及時間，即滬杭代價將悉數以現金支付(而非該公佈所述部分以現金及部分通過發行及配發121,950,000股股份的形式支付)，而滬杭代價的一半將於路橋收購完成時支付，餘下的一半將於路橋收購完成日期後六個月(或路橋收購協議的訂約方書面同意的其他稍後日期)或之前支付。

根據上市規則，由於代價百分比率超過5%但低於25%，因此酒店收購事項構成本公司之一項須予披露的交易。根據上市規則，由於所有適用百分比率均超過5%但低於25%，因此路橋收購事項亦構成本公司之須予披露交易。此外，由於根據上市規則第14A章，收購協議項下擬進行之交易構成本公司之關連交易，根據上市規則第14A章，訂立收購協議須遵守申報、公佈及獨立股東批准之規定。

本通函旨在向　閣下提供(其中包括)(i)收購事項進一步詳情；(ii)獨立董事委員會致獨立股東之推薦建議函件；(iii)德國商業銀行香港分行致獨立董事委員會及獨立股東之意見函件；及(iv)股東特別大會通告。

2. 酒店收購事項

酒店收購協議日期

二零零八年七月二十一日

酒店收購補充協議日期

二零零八年八月五日

訂約方

賣方： 南洋(上海實業之全資附屬公司)

買方： 本公司

擔保人： 上海實業

將予收購之資產

根據經修訂酒店收購協議之條款及條件，本公司已有條件同意:

1. 收購Good Cheer出售股份；及

2. 受讓Good Cheer出售貸款(為無抵押、免息及須於收到通知時向上海實業及／或南洋償還應收Good Cheer集團之款項)之所有利益及權益，

並不附帶任何留置權、押記、抵押權益、產權負擔、反向申索、第三方權利、反向權益及任何類別之衡平權益。

Good Cheer出售股份相當於Good Cheer之全部已發行股本。Good Cheer出售貸款包括Good Cheer、Creative Gold、南酒中國及南洋國際應付及結欠上海實業及／或南洋之若干內部公司貸款，於二零零八年六月三十日，該款項合共為448,136,025.11港元。

Good Cheer由上海實業透過其全資附屬公司南洋於一九九九年二月按認購成本1美元成立，以持有酒店公司之權益。

Good Cheer代價

Good Cheer代價金額為1,350,000,000港元。675,000,000港元(即Good Cheer代價的一半)按該公佈題為「Good Cheer代價」一節所述的抵銷方式扣除33,080,357港元款項後，須待酒店收購完成時由本公司以現金方式支付予南

洋。餘下的675,000,000港元將於酒店收購完成日期後六個月(或本公司、南洋及上海實業書面同意的其他稍後日期)或之前由本公司以現金方式支付予南洋。

Good Cheer代價乃由上海實業與本公司參考於二零零八年六月三十日Good Cheer經計入上海四季酒店及酒店公司在上海擁有之若干住宅物業之估值及Good Cheer出售貸款於二零零八年六月三十日之金額約448,136,025.11港元後之資產淨值，經公平協商後釐定。

於二零零八年六月三十日，經獨立估值師戴德梁行有限公司根據直接比較法釐訂，酒店樓宇及住宅式公寓之估值分別約為2,210,000,000港元及18,170,000港元。Good Cheer集團之經調整估值資產淨值加上Good Cheer出售貸款為約1,418,062,000港元，Good Cheer代價較經調整資產淨值及Good Cheer出售貸款之總和折讓4.8%。

Good Cheer代價亦已計及由一名主要從事物業投資業務之買家(就董事所知、所悉及所信，為獨立於本公司及並無於本集團擁有持股權益)根據於二零零六年五月訂立之一項具法律約束力協議，就Good Cheer轉讓其於Creative Gold之5.15%股權所支付予上海實業之一筆33,080,357港元之墊款。轉讓於Creative Gold之股權條件為酒店公司購入另一家公司15%權益，而該公司於上海四季酒店毗鄰擁有一幅可發展服務式公寓之地塊，土地使用年期為50年(成本為於另一家公司之15%權益)。轉讓於Creative Gold之5.15%股權及收購酒店公司於另一家公司15%權益均尚未完成。有待酒店收購完成，本公司將就有關酒店公司收購於另一家公司15%權益遵守上市規則。

於酒店收購完成時，須按抵銷方式自本公司將支付之Good Cheer代價中扣除上述33,080,357港元款項，其後，上海實業或南洋均不會就有關上述轉讓其於Creative Gold之5.15%股權而擁有任何申索、權益或權利。

就董事所知及所悉，上述轉讓Creative Gold之5.15%股權及酒店公司收購另一家公司之15%權益並無預期時間表或完成日期。倘該兩項交易未能完成，於酒店收購完成後本公司將保持為Creative Gold已發行股份總額約89.69%之間接持有人，並將仍然擁有酒店公司總權益中約87%之應佔權益，董事認為其將不會對本集團產生任何負面影響。

酒店收購完成之條件

酒店收購完成須待下列條件達成或(倘相關)獲豁免後，方告作實：

(a) 獨立股東於根據上市規則規定舉行之股東特別大會上批准酒店收購協議及其項下擬進行之交易；

(b) 本公司完成對Good Cheer集團之法律及財務盡職審查，包括但不限於，該集團之事務狀況、資產及負債、財務狀況及業務經營，而本公司信納該審查結果；

(c) 本公司已以本公司滿意之形式及內容，獲取本公司可能認為與酒店公司及其所持有之物業有關中國法律及規定之該等問題及事宜之中國法律意見；

(d) 上海實業及南洋於任何方面並無違反酒店收購協議項下對本公司所作之任何聲明、保證及承諾；

(e) 獲取訂立及完成酒店收購協議項下擬進行之交易所需或適用之所有同意、許可、批文、授權及豁免；及

(f) 路橋收購協議在所有方面成為無條件，惟有關酒店收購協議須成為無條件之任何條件除外。

倘上述條件於二零零八年十二月三十一日或之前或酒店收購協議訂約方可能協定之較後日期未獲達成或獲得酒店收購協議各訂約方根據該協議之條款豁免(除(a)所載條件不得豁免外)，則酒店收購協議將告失效及並無進一步效力，而所有訂約方於該協議之一切權利、義務及責任隨即一概失效及終止，惟先前違約者除外。

截至最後實際可行日期，已達成以上(b)及(c)所載之條件。

酒店收購完成

待酒店收購事項之條件達成後，酒店收購完成將連同路橋收購完成於本公司及南洋互相同意之該等日期同時完成。

擔保

上海實業亦訂立酒店收購協議，以共同及各自與南洋向本公司提供有關Good Cheer集團之聲明及擔保，並保證南洋履行其於酒店收購協議項下之責任。

有關南洋之資料

南洋乃一家於香港註冊成立之公司，由上海實業全資擁有。南洋之主要業務為持有Good Cheer之全部股權。

Good Cheer緊接酒店收購完成之前及之後之股權架構

以下圖表載列Good Cheer緊接酒店收購完成之前及之後之企業架構：

緊接酒店收購完成之前


上海實業
100%
南洋
100%
FS Asia Investment Ltd.
Good Cheer
10.31%
89.69%附註1
Creative Gold
100%
100%
南酒中國
南洋國際
68%
29%
上海市靜安區土地開發控股總公司附註2
酒店公司
3%
100%
上海四季酒店及若干住宅式公寓

附註：

1. *Good Cheer根據日期為二零零六年五月三十一日之有條件協議完成轉讓其於Creative Gold之5.15%股權予一名獨立第三方之前。*

2. *就董事所知及所信，除其於酒店公司持有之股本權益外，其及其最終實益擁有人均獨立於本集團。*

緊隨酒店收購完成之後


上海實業
50.99%(附註1)
本公司
100%
FS Asia
Investment Ltd.
Good Cheer
10.31%
89.69%(附註2)
Creative Gold
100%
100%
南酒中國
南洋國際
68%
29%
上海市靜安區土地
開發控股總公司(附註3)
酒店公司
3%
100%
上海四季酒店
及若干住宅式公寓

附註：

1. *根據同時完成收購事項。該等股權權益現由上海實業透過其附屬公司間接持有，並已假設上海實業於本公司之間接權益將不會發生變動。*

2. *Good Cheer根據日期為二零零六年五月三十一日之有條件協議完成轉讓其於Creative Gold之5.15%股權予一名獨立第三方之前。*

3. *就董事所知及所信，除其於酒店公司持有之股本權益外，其及其最終實益擁有人均獨立於本集團。*

有關Good Cheer及其附屬公司之資料

Good Cheer為一家於一九九九年一月八日在英屬維爾京群島註冊成立之公司，由南洋全資擁有。Good Cheer之主要業務為持有Creative Gold約89.69%權益。

Creative Gold為一家於一九九八年十月二十八日在英屬維爾京群島註冊成立之公司，Good Cheer持有其約89.69%權益，Four Seasons Hotel Inc.則透過其全資附屬公司持有其約10.31%權益。Creative Gold之主要業務為持有南酒中國及南洋國際之全部已發行股本。南酒中國及南洋國際為於香港註冊成立之公司，其主要業務為分別持有酒店公司之股權。

酒店公司為一家於一九九四年十二月三十一日在中國註冊成立之中外合資經營企業，註冊股本為72,000,000美元(相當於約561,600,000港元)。酒店公司之所有權益由南酒中國持有68%，由南洋國際持有29%及由上海市靜安區土地開發控股總公司持有3%。酒店公司主要從事酒店經營、酒店管理顧問及物業管理與發展。酒店公司擁有及經營位於上海市靜安區威海路500號的上海四季酒店。酒店公司亦持有位於上海市東諸安浜路223號及新閘路777弄3號之九幢住宅式公寓，均為用作自用及待售之空置單位。

上海實業透過其附屬公司擁有酒店公司所有股本權益之97%(上海實業於酒店公司之應佔權益約為87%。請見上述酒店收購完成前之架構圖)。酒店公司以股東提供之資金及銀行融資興建上海四季酒店，並於二零零二年三月完成建築工程及啟用。總發展成本(包括土地使用權、為建築工程作出之指定銀行借貸產生之所有開支)約為人民幣1,338,000,000元。

財務資料

截至二零零七年十二月三十一日止兩個年度，Good Cheer集團按照香港財務報告準則編製之經審核除税及少數股東權益前之綜合溢利、經審核除税及少數股東權益後之綜合溢利及經審核綜合息税折攤前盈利載列如下：

	截至十二月三十一日止年度	
	二零零六年	**二零零七年**
	千港元	*千港元*
除税及少數股東權益前之綜合溢利	78,063	98,179
除税及少數股東權益後之綜合溢利	70,380	86,243
綜合息税折攤前盈利	173,263	177,907

於二零零七年十二月三十一日，Good Cheer集團之經審核綜合負債淨額及經審核綜合資產總值分別約為18,807,000港元及919,146,000港元。

3. 路橋收購事項

路橋收購協議日期

二零零八年七月二十一日

路橋收購補充協議日期

二零零八年八月五日

訂約方

賣方： 上實崇明(上海實業之全資附屬公司)

買方： 上實基建

擔保人： 上海實業

將予收購之資產

根據經修訂路橋收購協議之條款及條件，上實基建已有條件同意：

(1) 收購滬杭出售股份；及

(2) 受讓滬杭出售貸款之所有利益及權益，

並不附帶所有留置權、押記、抵押權益、產權負擔、反向申索、第三方權利、反向權益及任何類別之衡平權益。

滬杭出售股份相當於滬杭之全部已發行股本。滬杭出售貸款包括滬杭及／或香港控股公司結欠上實崇明及／或上海實業及於路橋收購完成之日結欠之所有款項，該款項於股權轉讓合同已生效及轉讓根據股權轉讓合同之條款完成之日估計之最高總額為不多於4,196,311,992港元。

滬杭由上海實業透過其全資附屬公司上實崇明成立，以持有香港控股公司之權益，其並無與滬杭高速公路上海段有任何直接關係。

滬杭代價

滬杭代價4,196,312,000港元包括以下方面:

(1) 買賣滬杭出售貸款之代價為無抵押、免息及須於收到通知時償還；及

(2) 買賣滬杭出售股份之代價為8港元。

滬杭代價須以現金方式支付如下：

(1) 滬杭代價的一半(即2,098,156,000港元)須於路橋收購完成時支付；及

(2) 滬杭代價的另一半須於路橋收購完成日期後六個月(或上實崇明、上實基建及上海實業書面同意的其他稍後日期)或之前支付。

滬杭代價乃由上海實業及本公司參考一名獨立估值師戴德梁行有限公司根據收入法對滬杭高速公路上海段於二零零八年六月三十日作出之估值約人民幣5,310,000,000元，經公平協商後釐定。項目公司之經調整估值資產淨值為人民幣3,707,142,645元(相當於約4,216,975,000港元)，滬杭代價較經調整資產淨值折讓0.5%。

股東務請留意，如本通函附錄二所載，滬杭高速公路上海段之估值乃使用收益法作出，因此根據上市規則第14.61條，其視為盈利預測。董事認為，如本通函附錄二所載，彼等已於釐定截至二零零八年六月三十日滬杭高速公路上海段之價值時，作出恰當及審慎之查詢。

路橋收購完成之條件

路橋收購完成須待下列條件達成或(如相關)獲豁免後，方告作實:

(a) 獨立股東於根據上市規則規定舉行之股東特別大會上批准路橋收購協議及其項下擬進行之交易；

(b) 上實基建完成對滬杭集團的盡職審查，包括但不限於，事務狀況、資產及負債、財務狀況及業務經營，而上實基建信納該審查之結果；

(c) 上實基建已以上實基建滿意之形式及內容，獲取上實基建可能認為與項目公司、收費經營權、轉讓、路橋收購協議、產權交易合同及其項下擬進行之交易有關中國法律及規定之該等問題及事宜之中國法律意見；

(d) 上海實業及／或上實崇明於任何方面並無違反路橋收購協議項下對上實基建所作之任何聲明、保證及承諾；

(e) 獲取訂立及完成路橋收購協議項下擬進行之交易所需或合適之所有同意、許可、批文、授權及豁免；

(f) 特許經營權合同仍具十足效力及作用及並未予以終止；

(g) 酒店收購協議在所有方面成為無條件，惟有關路橋收購協議須成為無條件之任何條件除外；及

(h) 產權交易合同已生效及轉讓根據股權轉讓合同之條款已獲完成，而上實基建已收取令其信納之證明該完成及轉讓之所有文件及證明。

倘該等條件於二零零八年十二月三十一日或之前或路橋收購協議訂約方可能協定之較後日期未根據協議之條款獲達成或獲路橋收購協議有關訂約方豁免(除第(a)項所載之條件不得豁免外)(除第(d)及(f)項所載之條件須於路橋收購完成時同步獲達成外)，路橋收購協議將失效及並無進一步效力，而所有訂約方於該協議之一切權利、義務及責任隨即一概失效及終止，惟先前違約者除外。

截至最後實際可行日期，已達成第(b)項所載之條件。

路橋收購完成

路橋收購完成將於路橋收購事項之所有條件達成或獲豁免(視情況而定)後第三個營業日或上實崇明及上實基建可能書面協定之其他較後日期發生。

擔保

上海實業訂立路橋收購協議，以(其中包括)連同上實崇明共同及各自向上實基建作出有關滬杭集團之聲明及擔保，並保證上實崇明履行其路橋收購協議項下之責任。

有關上實崇明之資料

上實崇明為一家於英屬維爾京群島註冊成立之公司，並由上海實業全資擁有。上實崇明之主要業務為(其中包括)持有滬杭之全部股權。

滬杭緊接路橋收購完成之前及之後之股權架構

以下圖表載列滬杭緊接路橋收購完成之前或之後之企業架構(包括上海實業於本公司之權益):

緊隨路橋收購完成之前


上海實業
100%
50.99%附註2
SIIC CM
本公司
100%
滬杭
100%
香港控股公司
100%附註1
項目公司

附註:

1. *於最後實際可行日期,項目公司由上海上實全資擁有。於轉讓後,項目公司將由香港控股公司全資擁有。*

2. *該等股權權益由上海投資控股有限公司、SIIC Capital (B.V.I.) Limited、SIIC Treasury (B.V.I.) Limited、上海實業資產管理有限公司、上海實業崇明開發建設基金有限公司、上海實業貿易有限公司、萬勤投資有限公司及上實崇明(全為上海實業之附屬公司)持有。*

緊隨路橋收購完成之後


上海實業
50.99%附註
本公司
100%
上實基建
100%
滬杭
100%
香港控股公司
100%
項目公司

附註：該等股權權益現由上海實業透過其附屬公司間接持有，並已假設上海實業於本公司之間接權益將不會發生變動。

滬杭及項目公司之資料

滬杭於二零零八年四月十一日在英屬維爾京群島註冊成立，由上實崇明全資擁有。滬杭之主要業務為持有香港控股公司之全部權益。根據滬杭之帳目，上實崇明於滬杭之權益之原先認購成本為1美元。

香港控股公司為一家於二零零八年四月二十四日在香港註冊成立之公司，由滬杭全資擁有。香港控股公司之主要業務為收購及持有項目公司之全部已發行股本。

項目公司現為一家於一九九九年八月三十一日在中國成立之一人有限責任公司（法人獨資），註冊股本為人民幣1,600,000,000元（相等於約1,820,043,000港元）。截至最後實際可行日期，項目公司之全部股本權益由上海上實持有。上海上實收購項目公司100%股本權益之收購成本約為人民幣3,689,000,000元（相等於約4,196,312,000港元）。上海上實、香港控股公司及上海實業訂立產權交易

合同：據此，上海上實已同意出售及香港控股公司已同意購買項目公司之100%股本權益，代價為人民幣3,689,000,000元(相等於約4,196,312,000港元)，其中人民幣1,106,700,000元(相等於約1,258,894,000港元)須自產權交易合同生效日期起五個營業日內支付，人民幣1,106,700,000元(相等於約1,258,894,000港元)須自項目公司之外資投資企業營業執照發出日期起計六個月內支付，而其餘人民幣1,475,600,000元(相等於約1,678,524,000港元)須自產權交易合同生效日期一年內支付。產權交易合同將於獲得所需之所有有關政府批文及相關產權交易憑證時生效。於最後實際可行日期，有關產權交易合同向中國政府有關當局申請批准正進行中，而相關產權交易憑證則已獲得。於轉讓生效時，項目公司將成為由香港控股公司及本公司全資擁有。項目公司主要從事營運及維修滬杭高速公路上海段，及向於收費經營期使用滬杭高速公路上海段之車輛收取通行費，以及根據及按照收費經營權營運許可範圍內之服務設施。

財務資料

截至二零零七年十二月三十一日止兩個年度，項目公司按照中國公認會計準則編製之經審核除稅前溢利、經審核除稅後溢利及經審核息稅折攤前盈利如下：

	截至十二月三十一日止年度	
	二零零六年	**二零零七年**
	人民幣千元	*人民幣千元*
除稅前溢利	172,268	194,848
除稅後溢利	113,016	128,754
息稅折攤前盈利	476,593	511,527

截至二零零七年十二月三十一日，項目公司之經審核資產淨值及經審核資產總值分別約為人民幣1,052,254,000元及人民幣3,100,836,000元。

4. 進行酒店收購事項及路橋收購事項之理由及裨益

酒店收購事項及路橋收購事項讓本集團有機會收購優質商用物業及具盈利增長潛力之收費公路項目，建立基建業務平台，並進一步拓展收費公路業務及加大於上海房地產市場之投資。收購事項符合本集團以房地產、基建及醫藥作為核心發展業務之整體策略。

收購項目完成後，本集團得以增強現有房地產和收費公路業務之投資，從而優化盈利結構，實現可持續增長之盈利及強勁現金流。本公司低負債率及擁有充裕資金之穩健財務優勢亦有利於核心業務之拓展。

上海世界博覽會亦為本集團帶來商機，上海作為這國際盛會之主辦城市，將成為全球聚焦點，吸引來自世界各地的訪客和參展商，預期上海市酒店入住率以及交通流量將達高峰，而本集團將受惠於上海世界博覽會所帶來激增的機遇。

董事(包括獨立非執行董事)認為酒店收購事項及路橋收購事項之條款公平合理及按一般商業條款訂立，且符合本公司及股東之整體利益。

5. 收購事項之財務影響

資產淨值

收購事項部分將用內部資源支付，而部分則以借貸支付。由於完成收購事項後並無新股發行，本公司已發行股本及上海實業於本公司之控股權將不會因收購事項而增加。因此，於酒店收購完成及路橋收購完成時，本集團資產淨值及每股資產淨值將不會改變。

根據本集團於二零零七年十二月三十一日之經審核總資產及總負債(包括少數股東權益)及Good Cheer及項目公司於二零零八年六月三十日計及由酒店公司擁有的上海四季酒店及位於上海之若干住宅物業以及滬杭高速公路上海段於二零零八年六月三十日估值後之未經審核經調整總資產及總負債，倘總代價50%由內部資源撥付而總代價50%由新借貸支付，本集團經收購事項擴大後之經調整總資產及經調整總負債(包括少數股東權益)將於收購事項完成後分別增加約6,700,000,000港元。

盈利

於完成收購事項後，酒店公司及項目公司將成為本集團之附屬公司，彼等各自財務業績將合併列帳，因而增加本集團之收益、盈利以及除利息、税項、折舊及攤銷前盈利。

本集團之淨利潤將透過本集團於酒店公司及項目公司之應佔溢利增加，雖然現金代價之利息支出可能會減低本集團淨利潤之增幅，但對每股盈利影響不大。另外，於酒店收購完成及路橋收購完成後，本集團預期將錄得小額負商譽。根據本集團現行會計政策，該等負商譽須於損益表確認。

6. 一般資料

本集團主要從事房地產、基建設施、醫藥及消費品業務。南洋及上實崇明各自為上海實業之全資附屬公司。上海實業由上海市國有資產監督管理委員會實益擁有，並為一家綜合企業。

根據上市規則，由於代價百分比率超過5%但低於25%，因此酒店收購事項構成本公司之一項須予披露交易。由於南洋為本公司控股股東及關連人士上海實業之全資附屬公司，因此根據上市規則，酒店收購事項亦構成本公司之一項關連交易，須遵守申報、公佈及獨立股東批准之規定。根據上市規則，由於所有適用百分比率均超過5%但低於25%，因此路橋收購事項亦構成本公司之須予披露交易。由於上實崇明為本公司控股股東及關連人士上海實業之全資附屬公司，根據上市規則，路橋收購事項亦構成本公司之一項關連交易，須遵守申報、公佈及獨立股東批准之規定。

董事會已成立獨立董事委員會，成員包括羅嘉瑞先生、吳家瑋先生及梁伯韜先生，就收購事項之公平及合理性向獨立股東提供意見。本公司已委任德國商業銀行香港分行，就收購事項向獨立董事委員會及獨立股東提供其意見。

7. 股東特別大會

本公司將舉行股東特別大會，以供獨立股東考慮及批准收購協議及其項下擬進行之交易。股東特別大會上之決議案須以投票方式表決。於最後實際可行日期，上海實業之全資附屬公司上海投資控股有限公司、SIIC Capital (B.V.I.) Limited、SIIC Treasury (B.V.I.) Limited、上海實業資產管理有限公司、上海實業崇明開發建設基金有限公司、上海實業貿易有限公司、萬勤投資有限公司及上實崇明合共持有本公司已發行股本總額約50.99%，將須就批准收購協議及其項下擬進行之交易有關之普通決議案放棄投票。除上述者外，並無股東於收購事項中擁有任何權益。

於二零零八年九月八日(星期一)召開股東特別大會的通告載於本通函第98頁至第100頁，會上將提呈批准收購協議及其項下擬進行之交易之決議案。股東特別大會將於二零零八年九月八日(星期一)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行。本通函隨附股東用於股東特別大會之代表委任表格。

無論　閣下是否有意出席股東特別大會，務請按照隨附之代表委任表格上印備之指示盡快將表格填妥，且無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處(地址為香港灣仔告士打道三十九號夏慤大廈二十六樓)。

填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並在會上投票。

8. 推薦意見

根據本通函所披露之有關資料，董事(包括獨立非執行董事)認為收購協議之有關條款乃按一般商業條款訂立及公平合理，且符合本公司及股東之整體利益。因此，董事會建議獨立股東投票贊成將在股東特別大會上提呈之普通決議案。

如以上所述，德國商業銀行香港分行已獲委任為獨立財務顧問，就收購協議及其項下擬進行之交易向獨立董事委員會及獨立股東提供意見。經考慮德國商業銀行香港分行提供之意見以及其就給予之意見經考慮之主要因素及理由，獨立董事委員會認為，收購協議之有關條款公平合理，且符合本公司及股東之整體利益，並按一般商業條款訂立。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上就批准收購協議及其項下擬進行之交易而提呈之普通決議案。

9. 其他資料

謹請 閣下細閱載於第26頁之獨立董事委員會函件、載於第27頁至第47頁之德國商業銀行香港分行函件及本通函以下附錄所載之其他資料：

(i) 附錄一 — 由戴德梁行有限公司就上海四季酒店及位於上海之若干住宅物業發出之估值報告；

(ii) 附錄二 — 由戴德梁行有限公司就滬杭高速公路上海段發出之估值報告；

(iii) 附錄三 — 由施偉拔有限公司發出的滬杭高速公路上海段之交通量及營運養護費用預測研究報告；

(iv) 附錄四 — 由德勤•關黃陳方會計師行就審閱構成滬杭高速公路(上海段)之經營權估值基礎的現金流量預測的報告；及

(v) 附錄五 — 一般資料。

此致

列位股東 台照

代表董事會
董事長
滕一龍
謹啟

二零零八年八月十五日

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

敬啟者：

須予披露及關連交易

收購GOOD CHEER ENTERPRISES LIMITED之全部已發行股本
及
上實滬杭開發建設有限公司之全部已發行股本

茲提述本公司日期為二零零八年八月十五日致股東之通函（「通函」），而本函件為通函其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等已獲董事會委任成立獨立董事委員會，就收購協議及其項下擬進行之交易之條款是否公平合理及符合本公司及股東之整體利益向 閣下提供意見。

德國商業銀行香港分行已獲本公司委任為獨立財務顧問，就收購協議及其項下擬進行之交易向獨立董事委員會及獨立股東提供意見。

謹請 閣下細閱載於本通函第7頁至第25頁之董事會函件、載於本通函第27頁至第47頁之德國商業銀行香港分行函件及本通函附錄所載之其他資料。

經考慮收購協議及其項下擬進行之交易之條款及德國商業銀行香港分行提供之意見，吾等認為，收購協議及其項下擬進行之交易之條款乃按一般商業條款訂立及公平合理，且符合本公司及股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈，有關收購協議及其項下擬進行之交易之普通決議案。

此致

列位獨立股東 台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
羅嘉瑞	**吳家瑋**	**梁伯韜**

謹啟

二零零八年八月十五日

以下為德國商業銀行香港分行就收購協議及其項下擬進行之交易向獨立董事委員會及獨立股東發出之意見函件全文，乃為載入本通函而編製。

敬啟者：

須予披露及關連交易

收購GOOD CHEER ENTERPRISES LIMITED
及上實滬杭開發建設有限公司之全部已發行股本

緒言

茲提述吾等獲委任為獨立財務顧問，就收購協議及其項下擬進行之交易向獨立董事委員會及獨立股東提供建議，詳情(其中包括)載於日期為二零零八年八月十五日之通函(「通函」)內，而本函件為通函其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零八年七月二十一日， 貴公司、南洋(上海實業之全資附屬公司)及上海實業訂立酒店收購協議，據此， 貴公司同意有條件收購南洋之Good Cheer出售股份，並由上海實業及／或南洋向其轉讓Good Cheer出售貸款，總代價為1,350,000,000港元，將於酒店收購完成時以現金支付。由於上海實業為控股股東而南洋為上海實業之全資附屬公司，因此根據上市規則第14A章，酒店收購事項構成 貴公司之一項關連交易。由於酒店收購事項之有關百分比率(定義見上市規則)超過5%但低於25%而Good Cheer代價超過10,000,000港元，因此根據上市規則，酒店收購事項構成 貴公司之一項須予披露交易及一項非豁免關連交易，並須遵守上市規則第14A章項下之申報、公佈及獨立股東批准之規定。

於二零零八年七月二十一日，上實基建(貴公司之全資附屬公司)、上實崇明(上海實業之全資附屬公司)及上海實業訂立路橋收購協議，據此，上實基建同意有條件收購上實崇明之滬杭出售股份，並由上實崇明向其轉讓滬杭出售貸款，總代價為4,196,312,000港元，其中1,250,000,000港元將以現金支付，而2,946,312,000港元將

通過按每股股份24.16港元之發行價發行及配發121,950,000股新股份的形式支付。由於上海實業為控股股東而上實崇明為控股股東上海實業之全資附屬公司，因此根據上市規則，上實崇明為　貴公司之關連人士，而根據上市規則第14A章，路橋收購事項構成　貴公司之一項關連交易。由於路橋收購事項之有關百分比率(定義見上市規則)超過5%但低於25%而滬杭代價超過10,000,000港元，因此根據上市規則，路橋收購事項構成　貴公司之一項須予披露交易及一項非豁免關連交易，並須遵守上市規則第14A章項下之申報、公佈及獨立股東批准之規定。

於二零零八年八月五日，　貴公司、南洋與上海實業訂立補充酒店收購協議，據此，對Good Cheer代價之付款安排作出更改，即本公司須於完成酒店收購後向南洋以現金支付675,000,000港元(即Good Cheer一半代價)，而其餘675,000,000港元則由本公司於完成酒店收購日期後滿六個月之日或之前(或由本公司、南洋及上海實業以書面達成之其他稍後日期)以現金向南洋支付。

於二零零八年八月五日，上實基建、上實崇明及上海實業訂立補充路橋收購協議，據此，對滬杭代價之付款方式及安排作出更改，即滬杭代價全數須以現金支付，其中一半(即2,098,156,000港元)須於完成路橋收購後支付，而其餘2,098,156,000港元須於完成路橋收購日期後滿六個月之日(或由上實基建、上實崇明及上海實業以書面達成之其他稍後日期)以現金支付。

酒店收購事項及路橋收購事項相互作為前提條件而酒店收購完成須與路橋收購完成同時進行。上海實業及其聯繫人須就有關收購協議及其項下擬進行之交易之普通決議案放棄投票。

由全部獨立非執行董事羅嘉瑞先生、吳家瑋先生及梁伯韜先生組成之獨立董事委員會經已成立，以就收購協議及其項下擬進行交易之條款向獨立股東提供意見。吾等德國商業銀行香港分行已獲委任為獨立財務顧問，就收購協議及其項下擬進行交易之條款包括(i)收購協議條款及其項下擬進行之交易是否按一般商業條款進行及公平合理；及(ii)訂立收購協議是否於　貴公司之一般及日常業務過程中進行及符合　貴公司及股東之整體利益向獨立董事委員會及獨立股東提供建議。

在達成吾等之推薦意見時，吾等依賴　貴公司向吾等提供之資料及事實。吾等已審閱(其中包括)(i)通函；(ii)收購協議；(iii)由獨立估值師戴德梁行有限公司(「戴德梁行」)就(a)上海四季酒店及於上海之九項住宅物業及(b)滬杭高速公路上海段而編製，載於通函附錄一及二之相關估值報告；(iv)由獨立交通顧問公司施偉拔有限公司(「施偉拔」)編製之滬杭高速公路上海段交通及營運及養護預測研究(「交通報告」)，其摘要載於通函附錄三；(v)　貴公司截至二零零七年十二月三十一日止三年之年報(分別為「二零零五年財政年度」、「二零零六年財政年度」及「二零零七年財政年度」，以及「二零零六年年報」及「二零零七年年報」)；(vi)於二零零七年財政年度Good Cheer之經審核綜合財務報表及項目公司之經審核財務報表；(vii)分別截至二零零七年六月三十日止六個月(「二零零七年上半年」)及二零零八年六月三十日止六個月(「二零零八年上半年」)，Good Cheer之未經審核綜合管理賬目及項目公司之未經審核綜合管理賬目。吾等假設通函內所載或提述之所有資料、意見及陳述在所有重大方面乃真確、完整及準確並依賴該等資料、意見及陳述。此外，吾等依賴董事作出之陳述乃經作出一切合理查詢及審慎決定後，就彼等所知、所悉及所信，並無遺漏其他事實或陳述，使通函(包括本函件)所載任何內容有誤導成分。吾等亦假設通函內所作出或提述由　貴公司向吾等提供之所有資料、聲明及陳述(貴公司對彼等全權負責)於作出時在所有重大方面乃真確、完整及準確及於通函寄發日期仍為真確、完整及準確。吾等並進一步假設將可取得有關有效進行及實行收購事項之所有必要政府、監管或其他機關之同意、豁免、授權、許可及批准，而不會對　貴集團或　貴集團透過收購事項預期所得利益構成任何不利影響。

吾等認為，吾等(i)自　貴公司取得所有必要資料時已採取上市規則第13.80條所規定之合理步驟；及(ii)已審閱足夠資料足以令吾等達致知情意見並作為吾等之推薦意見的合理依據。吾等並無理由懷疑任何重大事實有遺漏或隱瞞，而吾等亦不知悉任何事實或情況致令向吾等作出之資料或陳述失實、不確或產生誤導。然而，吾等並無獨立核實深　貴公司提供之資料，亦無對　貴公司或其任何聯繫人之業務及事務進行任何獨立深入調查。

所考慮之主要因素及理由

在就收購事項達成及向獨立董事委員會及獨立股東提供吾等之獨立財務意見時，吾等已考慮下列主要因素：

1. 進行收購事項之理由及裨益

(i) 貴集團之業務及企業策略

貴公司自一九九六年五月起在聯交所主板上市，為上海實業(由上海市政府最終控制之公司)於香港最大的投資旗艦公司。目前， 貴集團業務活動包括房地產投資、基建設施(包括收費公路及水務)、醫藥(包括中藥及保健食品、生物醫藥、化學藥品及醫療器械)及消費品(包括製造及銷售香煙、製造及銷售乳製品及印刷包裝材料)。以下載列 貴集團截至二零零七年十二月三十一日止三年之財務資料摘要：

	二零零五年財政年度 *千港元* *(經審核)*	%	二零零六年財政年度 *千港元* *(經審核)*	%	二零零七年財政年度 *千港元* *(經審核)*	%
營業額						
－基建設施	181,578	3.01	276,419	4.04	338,171	4.25
－醫藥	3,567,264	59.21	3,729,130	54.43	4,322,141	54.34
－消費品	2,276,443	37.78	2,845,474	41.53	3,293,486	41.41
合計	6,025,285	100.00	6,851,023	100.00	7,953,798	100.00
來自物業、廠房及設備之租金收入	3,343		6,229		9,223	
來自各業務分部之溢利貢獻						
－基建設施	185,769	19.88	614,694	45.15	354,640	22.34
－醫藥	235,625	25.21	162,605 *附註1*	11.94	174,505	10.99
－消費品	467,764	50.06	594,502 *附註1*	43.67	966,150	60.85
－資訊科技	45,336	4.85	(10,417)	(0.76)	88,141	5.55
－房地產	–	–	–	–	4,375	0.27
合計	934,494	100.00	1,361,384	100.00	1,587,811	100.00

資料來源： 二零零六年年報及二零零七年年報

附註1： 不包括上海實業醫藥投資股份有限公司及光明乳業股份有限公司之股權分置改革所導致之虧損

於過往年度，基建設施業務一直為 貴集團之核心業務。截至二零零七年十二月三十一日止三年，基建設施業務分部一直為 貴集團之主要收入及溢利貢獻來源，其總收入百分比由二零零五年財政年度之約3.01%增加至二零零七年財政年度之約4.25%，而其佔 貴集團之業務淨溢利百分比已由二零零五年財政年度之約19.88%增加至二零零七年財政年度之約22.34%，這已成為 貴集團之第二大溢利貢獻來源。於截至二零零七年十二月三十一日止三年的各年度，來自基建設施業務的溢利貢獻一直高於收入由於股息收入、一次性出售所得的溢利、政府補貼以及於相關年度分佔聯合控制實體收入的收益。就 貴集團之房地產業務而言，來自物業、廠房及設備之租金收入亦由二零零五年財政年度之約3,340,000港元增加至二零零七年財政年度之約9,220,000港元，增加約1.76倍。 貴集團截至二零零七年十二月三十一日之投資物業面值約為540,270,000港元，較一年前增加約5.7倍。此外，於二零零七年十二月收購上海城開(集團)有限公司控制股權後，房地產業務已於二零零七年財政年度成為 貴集團之核心業務，該公司擁有多個重大住宅和商業地產項目，分佈中國上海市、江蘇市昆山、湖南長沙和安徽合肥等地。

根據以上所述，吾等同意董事之意見，收購事項符合 貴集團以房地產及基建設施作為其中兩項核心發展業務之整體策略。

(ii) 有關Good Cheer集團之資料

Good Cheer為一家於一九九九年一月八日在英屬維爾京群島註冊成立之公司，並為南洋之全資附屬公司。Good Cheer持有Creative Gold之89.69%股本權益，Creative Gold則透過其全資附屬公司(即南酒中國及南洋國際)持有酒店公司之97%股本權益。因此，上海實業於酒店公司之應佔權益約為87%。酒店公司(i)擁有及經營位於上海市靜安區威海路500號的上海四季酒店；及(ii)持有位於上海市長寧區東諸安浜路223號及靜安區新閘路777弄3號之九幢住宅式公寓，均為用作自用及待售之空置單位。以下載列Good Cheer集團截至二零零七年十二月三十一日止兩年及二零零八年上半年之財務資料摘要：

	二零零六財政年度 *千港元* *(經審核)*	二零零七財政年度 *千港元* *(經審核)*	二零零八年上半年 *千港元* *(未經審核)*
除税及少數股東權益後之綜合溢利(a)	70,380	86,243	47,656
綜合EDITDA	173,263	177,907	89,583
來自經營業務之綜合現金流入淨額	107,909	140,240	不適用*

	截至十二月三十一日止年度 二零零六年 *千港元* *(經審核)*	截至十二月三十一日止年度 二零零七年 *千港元* *(經審核)*	於二零零八年六月三十日 *千港元* *(未經審核)*
綜合總資產(b)	908,310	919,146	951,745
總資產回報(a)/(b)×100%	7.7%	9.4%	10.0%**

* *根據Good Cheer集團之管理賬目沒有編製現金流量報表*

** *二零零八年上半年之總資產回報乃按年度基準計算*

截至二零零七年十二月三十一日止兩年及於二零零八年上半年，酒店公司一直取得盈利，總資產回報由二零零六年財政年度之約7.7%增加至二零零七年財政年度之約9.4%及二零零八年上半年之約10.0%。來自經營業務之現金流入淨額亦由二零零六年財政年度之約107,900,000港元增加至二零零七年財政年度之約140,200,000港元，增幅約為29.9%。因此，吾等認為酒店收購事項將不僅提升 貴集團之盈利能力，並將為 貴集團提供強勁及可持續增長之現金流。

酒店公司之前景

(a) 二零一零年上海世界博覽會

誠如通函之「董事會函件」中所載，二零一零年上海世界博覽會，作為國際盛會，將為上海帶來商機，吸引來自世界各地的訪客和參展商，預期上海市酒店入住率以及交通流量將達高峰。根據上海世界博覽會之官方網站，該國際盛會將於二零一零年五月一日至十月三十一日舉行，預期吸引70,000,000名來自世界各地的訪客。截至最後實際可行日期，共有174個國家及37個國際組織確定參展。二零一零年上海世界博覽會之舉行地點位於黃浦江兩岸，南浦大橋和盧浦大橋之間的濱江地區。其建設用地範圍為5.28平方公里，其中浦東3.93平方公里和浦西(上海四季酒店所在地區)1.35平方公里。根據中國外交部於二零零二年十二月發出的新聞稿，二零一零年上海世界博覽會舉行地點之總投資預期至少30億美元(相等於約234億港元)。預期博覽會將令上海加速成為國際化及現代化都市，並將推動中國經濟增長及不同行業的發展。

(b) 上海旅遊業

以下載列二零零三年至二零零七年有關上海旅遊業帶來之營業額及外國訪客人數之若干統計數字之摘要：

	二零零三年	二零零四年	二零零五年	二零零六年	二零零七年
上海旅遊業帶來之					
營業額(百萬美元)	2,053	3,041	3,556	3,904	4,737*
(相等於約百萬港元)	(16,013港元)	(23,720港元)	(27,737港元)	(30,451港元)	(36,949港元)

資料來源：中國國家統計局

* *二零零七年的數據來自上海市統計局*

	二零零三年	二零零四年	二零零五年	二零零六年	二零零七年
上海之外地訪客(包括來自香港及台灣)人數	3,198,700	4,919,200	5,713,500	6,056,700	6,655,900
外地訪客(包括來自香港及台灣)於上海住宿之每日平均人數	8,764	13,440	15,654	16,594	18,235
每名外地訪客(包括來自香港及台灣)於上海住宿之平均日數	3.61	3.50	3.50	3.60	3.69

資料來源：上海市統計局

誠如上表所示，上海之外地訪客人數由二零零三年之約3,200,000大幅增加至二零零七年之約6,600,000，增幅約為1.06倍，而每名外地訪客於上海住宿之平均日數於過去兩年維持於3.6日以上。配合該等增長，上海旅遊業帶來之營業額亦由二零零三年之約2,053,000,000美元大幅增加至二零零七年之約4,737,000,000美元，增幅約為1.31倍。

上海四季酒店乃由領導世界的酒店經營商Four Seasons Hotels Inc.在上海管理及經營的唯一的五星級豪華酒店，Four Seasons Hotels Inc.於管理及經營頂級豪華酒店方面享負盛名。Four Seasons Hotels Inc.現時管理及經營位於32個國家的78間以「四季」品牌命名的酒店，根據 貴公司管理層表示，酒店公司乃僅有的少數Four Seasons Hotels Inc.擁有股權的四季酒店之一。本公司管理層認為，Four Seasons Hotels Inc.於提供豪華酒店服務方面的成就及專業能力乃上海四季酒店的主要優勝之處並使其超越上海其他酒店。

鑑於上文所述，吾等認為上海四季酒店將從上海持續增長之旅遊業(於商業及娛樂方面)中獲益，而酒店收購事項符合 貴公司及股東之整體利益。

(c) 上海物業市場

上海四季酒店及由酒店公司擁有之九幢住宅式公寓中的六幢均位於靜安區，該區為上海之主要購物及商業區。根據上海市靜安區人民政府所述，靜安區之面積約為7.62平方公里，人口約3,100,000。靜安區二零零七年之本地生產總值(「本地生產總值」)約為人民幣11,240,000,000元(相等於約12,790,000,000港元)，與二零零六比較之每年增長率約為12.02%。由酒店公司擁有之其餘三幢住宅式公寓位於長寧區，上海市中心商業區以西，面積約為37.2平方公里。根據上海市長寧區人民政府所述，長寧區二零零七年之本地生產總值約為人民幣23,100,000,000元(相等於約26,280,000,000港元)，與二零零六比較之每年增長率約為12.5%。

以下載列二零零四年至二零零七年有關上海物業交易之若干統計數字之摘要。

	二零零四年	**二零零五年**	**二零零六年**	**二零零七年**
銷售額 *(人民幣百萬元)*				
上海市	226,384	216,130	217,708	308,935
長寧區	6,995	7,458	6,289	5,988
靜安區	8,365	7,622	3,141	4,053
售出面積 *(千平方米)*				
上海市	34,888	31,589	30,254	36,950
長寧區	538	896	478	542
靜安區	719	1,033	273	373
平均售價 *(每平方米人民幣)*				
上海市	6,489	6,842	7,196	8,361
長寧區	13,002	8,324	13,157	11,048
靜安區	11,634	7,379	11,505	10,866

資料來源：上海市統計局

根據上表所示，吾等留意到上海市整體物業銷售額由二零零四年之約人民幣226,380,000,000元(相等於約257,510,000,000港元)增加至約人民幣308,900,000,000元(相等於約351,380,000,000港元)，複合每

年增長率(「複合每年增長率」)約為10.92%。上海市房地產交易之平均售價由二零零四年之每平方米約人民幣6,489元(相等於約7,381.41港元)增加至二零零七年之每平方米約人民幣8,361元(相等於約9,510.86港元),複合每年增長率約為8.82%。長寧區及靜安區二零零四年至二零零七年之房地產交易平均售價均較上海市之平均售價為高,顯示該兩區為上海市之黃金地點。

(iii) 項目公司及滬杭高速公路上海段之資料

項目公司於一九九九年八月三十一日成立,註冊資本為人民幣1,600,000,000 元(相等於約1,800,000,000港元)。項目公司主要從事營運及維修滬杭高速公路上海段,及向於收費經營期使用滬杭高速公路上海段之車輛收取通行費,以及根據及按照收費經營權營運許可範圍內之服務設施。滬杭高速公路上海段為滬杭高速公路的一部份,由上海閔行區莘莊鎮開始,經過閔行區、松江區,至靜山區楓涇鎮止。由莘莊鎮至松江區的工程於一九八五年動工,於一九九零年通車,該路段雙向行車每邊有兩條車道。由松江區至楓涇鎮的路段於一九九六年動工,一九九八年竣工。該路段於二零零四年擴闊至雙向行車每邊有三條車道。滬杭高速公路上海段總長約47.7公里。

以下載列項目公司截至二零零七年十二月三十一日止兩年、二零零七年上半年及二零零八年上半年之財務資料:

	二零零六財政年度 *人民幣千元* *(經審核)*	二零零七財政年度 *人民幣千元* *(經審核)*	二零零七上半年 *(附註1)* *人民幣千元* *(未經審核)*	二零零八年上半年 *(附註1)* *人民幣千元* *(未經審核)*	二零零八年上半年 *(附註2)* *人民幣千元* *(指示性)*
除稅前溢利	172,268	194,848	81,187	104,158	207,462
除稅後溢利*(a)*	113,016	128,754	56,977	83,813	161,291
EBITDA	476,593	511,527	235,034	262,550	262,550
來自經營業務之現金流入淨額	210,688	475,882	不適用*	不適用*	

附註1: 根據項目公司之未經審核管理賬目計算

附註2: 根據項目公司重組假設的指示性業績,其詳情載於本函件「項目公司的重組」一節

* *並無根據項目公司之未經審核管理賬目編製現金流量報表*

	於十二月三十一日		於六月三十日		於六月三十日
	二零零六年	二零零七年	二零零七年	二零零八年	二零零八年
			(附註1)	*(附註1)*	*(附註2)*
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
	(經審核)	*(未經審核)*	*(經審核)*	*(未經審核)*	*(指示性)*
資產總值	3,187,133	3,100,836	3,238,458	3,911,912	
資產總值(不包括現金及銀行結餘)(b)	3,169,997	2,996,202	3,084,604	2,919,825	2,919,825
總資產回報(a)/(b)x100%	3.6%	4.3%	3.7%	5.8%**	11.1%**

附註1： 根據項目公司之未經審核管理賬目計算

附註2： 根據項目公司重組假設的指示性業績，其詳情載於本函件「項目公司的重組」一節

** *二零零七年上半年及二零零八年上半年之總資產回報乃按年度基準計算*

項目公司已持續錄得溢利，其總資產回報亦由二零零六年財政年度約3.6%上升至二零零七年財政年度約4.3%及二零零八年上半年約5.8%(根據項目公司於二零零八年上半年之未經審核管理賬目計算)或約11.1%(根據項目公司已實施重組之假設預計之業績計算)如本函「項目公司的重組」一節所述。來自經營業務之現金流入淨額由二零零六財政年度約人民幣210,700,000元增加至二零零七財政年度約人民幣475,900,000元，增加約1.3倍。二零零八年上半年之除税前溢利較二零零七年上半年增加約47.1%，主要由於二零零八年上半年之日均交通流量較二零零七年上半年增加約7.71%，配套服務收入增加及利息開支減少所致。經考慮以上所述，我們認為，路橋收購事項不單可加強　貴集團在上海的基建設施業務，還可提升　貴集團的盈利能力及為　貴集團提供強勁的現金流。

以下載列截至二零零七年十二月三十一日止年度三年、二零零七年上半年、截至二零零七年十二月三十一日止六個月(「二零零七年下半年」)及二零零八年上半年滬杭高速公路上海段之歷史交通流量及通行費收入：

	二零零五財政年度	二零零六財政年度	二零零七財政年度	二零零七年上半年	二零零七年下半年	二零零八年上半年
於出口閘之日均交通量(車輛)	61,870	68,315	78,633	74,427	82,816	80,168
增長率(%)		10.42%	15.10%			7.71%*
通行費收入(人民幣百萬元)	488.3	541.6	604.6	288.5	316.1	292.8
增長率(%)		10.92%	11.63%			1.49%*

* *二零零八年上半年之增長率乃參照二零零七年上半年之數字計算*

滬杭高速公路上海段之日均交通流量由二零零五年之61,870架次增加至二零零七年之78,633架次。通行費收入由二零零五年之約人民幣488,300,000元大幅增加至二零零七年之約人民幣604,600,000元，增幅約為23.8%。二零零八年上半年之日均交通流量為80,168架次，較二零零七年上半年增加約7.71%。吾等從二零零七年之歷史交通流量數字中留意到季節性因素，上半年之交通流量較下半年為少，因而同意 貴公司管理層之意見，二零零八年全年之交通流量數字預期較根據二零零八年上半年之交通流量數字年度化之數字為高。

項目公司的前景

(a) 上海的經濟概覽

上海為中國的主要城市。根據上海市統計局，二零零六年及二零零七年上海的全市生產總值分別約為人民幣10,366.4億元(相等於約11,790億港元)及人民幣12,188.9億元(相等於約13,870億港元)。下表為全國過去經濟增長與上海過去經濟增長的比較:

年份	中國經濟增長率(%)	上海經濟增長率(%)
二零零三年	12.9	15.6
二零零四年	17.7	19.2
二零零五年	15.0	22.9
二零零六年	14.7	13.2
二零零七年	16.9 *(附註1)*	17.6 *(附註2)*

資料來源：中國國家統計局

附註1： 根據中國經濟信息網公佈的中國行業年度報告(www.cei.gov.cn)。

附註2： 根據上海市統計局摘錄的數據(www.stats-sh.gov.cn)。

我們從上表可見，於二零零三年至二零零七年期間(二零零六年除外)，上海的經濟增長率高於全國的增長率。根據中國國家統計局，上海二零零六年人均地區生產總值約為人民幣57,115元(相等於約64,970港元)，位居全國之首。預期上海強勁的經濟增長將對上海的房地產開發及交通網絡有正面影響。

(b) 項目公司的重組

據我們向　貴公司管理層了解，按照項目公司目前的攤銷政策，收費公路經營權會於稅務優惠結束前全部攤銷，遠早於收費經營期結束前。於路橋收購完成後，滬杭高速公路上海段的收費公路經營權將於收費經營期內按交通流量攤銷，該方法可更公平地反映收費經營期內各年的收費公路經營業績。因此，預期截至二零零八年十二月三十一日止年度之攤銷開支將大幅減少約人民幣91,900,000元。

此外，我們亦看到，項目公司的註冊資本已由人民幣800,000,000元增至二零零八年五月的人民幣1,600,000,000元。於二零零八年六月三十日，項目公司的現金結餘約為人民幣992,000,000元，負債總額約為人民幣1,910,000,000元。據我們向 貴公司管理層了解， 貴集團有意以股東貸款向項目公司提供融資約人民幣10億元（相等於約11.4億港元）以便項目公司歸還銀行貸款，及將向項目公司收取的利率為 貴集團在香港的平均借貸利率。假設約為人民幣19.9億元的現金結餘（包括人民幣10億元的股東貸款）悉數用於歸還項目公司的所有銀行借貸，預期項目公司的淨利息開支將於二零零八年顯著下降約人民幣108,100,000元。

按照中國新企業所得稅法，項目公司利潤的稅率將於二零零八年財政年度開始由33%減至25%。根據項目公司於二零零七年財政年度之實際溢利，減低企業所得稅率將增加除稅後溢利約人民幣17,400,000元。

基於以上所述正面因素及不考慮項目公司的管理效率提升及收入增長，項目公司的稅後純利將於截至二零零八年十二月三十一日止年度及其後多個年度增加約人民幣163,000,000元。

此外，據 貴公司管理層表示，於路橋收購完成後，按通行費收入計算， 貴集團將擁有上海的收費公路及橋樑約40%權益。 貴集團目前擁有滬寧高速公路上海段的全部權益及甬金高速公路（金華段）的30%權益。滬寧高速公路上海段直接由 貴集團管理及監督。於路橋收購完成後，滬杭高速公路上海段將成為 貴集團在上海的第二條高速公路，而憑藉 貴集團管理高速公路的專業知識，預期該高速公路的營運效率，包括項目公司的財務管理及因而其盈利能力將得到提升。

貴公司管理層亦預期，上海有利的經濟展望將對其交通網絡有正面影響，因而會增加滬杭高速公路上海段的交通流量。此外，連接上海與浙江省寧波、有六條行車道並以鋼纜吊橋橫跨杭州灣的杭州灣大橋已於二零零八年五月開始營運， 貴公司管理層預期該新收費公路將促使更多車輛使用滬杭高速公路上海段。

2. Good Cheer代價及滬杭代價

(i) Good Cheer代價

誠如通函內「董事會函件」一節所述，Good Cheer代價1,350,000,000港元乃由上海實業與　貴公司參考於二零零八年六月三十日Good Cheer經計入上海四季酒店及酒店公司在上海擁有的九個住宅物業之估值（估值證書載於通函附錄一）（「物業估值」）及於Good Cheer出售貸款於二零零八年六月三十日之金額約448,136,025港元後之綜合資產淨值，經公平協商後釐定。由於Good Cheer代價較Good Cheer於二零零八年六月三十日的經調整綜合資產淨值出售貸款之和折讓約4.8%，我們認為Good Cheer代價公平合理，並符合　貴公司及股東的整體利益。

物業估值

在評估物業估值是否公平合理時，我們已審閱及與戴德梁行討論載於獨立估值報告內有關上海四季酒店（「物業一」）及九項上海住宅物業（「物業二」）之估值方法及估值採用的準則及假設。戴德梁行以直接比較法為物業一及物業二估值，當中已參考市場可比較的相關銷售交易。戴德梁行在市場取得的可比較銷售交易，據戴德梁行的意見，就交易時間及有關物業的地點與用途而言，乃可與該等五星級酒店及高檔服務式公寓及住宅單位比較的（經戴德梁行酌情就其他相關因素作出調整）。據戴德梁行表示，上述方法是酒店及住宅物業常用的估值方法，並符合香港測量師學會的物業估值準則。基於以上所述，我們認為，戴德梁行採用的的估值方法與慣常的市場做法一致，並屬公平合理。

(ii) 滬杭代價

滬杭代價為4,196,312,000港元，其中(i)8港元將作為滬杭出售股份之代價；及(ii)餘下款項將作為滬杭出售貸款之代價。誠如通函中「董事會函件」一節所披露，滬杭代價乃由上海實業及　貴公司經公平協商及參考戴德

梁行對滬杭高速公路上海段於二零零八年六月三十日作出之估值約人民幣5,310,000,000元(「高速公路估值」)後釐定，有關估值證書載於通函附錄二。

根據項目公司截至二零零八年六月三十日之資產淨值，於計及截至二零零八年六月三十日之高速公路估值後，項目公司之經調整資產淨值約為人民幣3,707,142,645元。鑑於滬杭代價折讓項目公司經調整資產淨值約0.5%，吾等認為滬杭代價屬公平合理，並符合 貴公司及股東之整體利益。

高速公路估值

於評估高速公路估值之公平性及合理性時，吾等已審閱施偉拔公司編製之交通報告所用之方法、基準、輸入數據及假設，以及戴德梁行就高速公路估值編製之估值報告，並已分別與施偉拔公司及戴德梁行就其報告進行討論。

(a) 方法

國際認可之估值方法共有三種，分別為市場法、成本法及收入法。於釐定二零零八年六月三十日之高速公路估值時，戴德梁行已採納收入法一類下之現金流量貼現法(「現金流量貼現法」)。有關方法透過計算根據從估值報告日期(即二零零八年六月三十日)起至收費經營期結束(即二零三零年八月三十一日)期間之一系列收入及成本預測而預計從項目產生之現金流量淨額之現值釐定項目之價值。

吾等與戴德梁行意見一致，認為現金流量貼現法(即收入法)適用於評估滬杭高速公路上海段之市值，原因為(i)現金流量貼現法可順應 貴集團日後從滬杭高速公路上海段賺取之溢利之變動；及(ii)儘管不同地區之基建項目成本可能相若，有關項目所能產生之經濟利益可因各種當地經濟因素(例如地區生產總值增長及車流量)而出現顯著差異。經戴德梁行確認，高速公路估值乃根據國際估值標準委員會頒佈之國際估值標準作出，而吾等亦認為採用有關標準實屬恰當。

(b) 二零零八年至二零三零年滬杭高速公路上海段之交通流量

為編製高速公路估值，施偉拔公司獲委託就(i)預測二零零八年至二零三零年之交通流量及收費收入；及(ii)估計未來經營及維護成本進行交通報告，該報告之概要載於通函附錄三。吾等已審閱施偉拔公司所進行之工作範圍，並認為有關工作範圍切合其須予提供之意見，且概無對工作範圍施加任何可能對交通報告之可信程度構成不利影響之限制。

根據交通預測方法、競爭、計算交通流量之基準及假設、收入預測以及經營和維護開支預測審閱交通報告，並與施偉拔公司進行討論後，吾等知悉未來交通需求之預測乃根據多個因素作出，包括(i)根據例行調查及交通調查得出之滬杭高速公路上海段之過往交通流量及現時之交通模式；(ii)上海現時及日後之高速公路網絡；(iii)宏觀經濟指標及交通需求增長；及(iv)滬杭高速公路上海段之預計經營及維護成本。交通報告亦評估上海及浙江省主要城市之未來交通增長率。施偉拔公司亦已考慮政府之公路網絡規劃數據，以分析於未來在附近或同一路線具競爭力之任何高速公路所造成之分流影響。根據預計交通流量，施偉拔公司經參照滬杭高速公路上海段不同車輛類別之現時收費、滬杭高速公路上海段一帶地區之經濟增長及相關變化進一步預計收費收入。吾等認為施偉拔公司於釐定滬杭高速公路上海段於二零零八年至二零三零年之現金流量時已計及主要合理因素及假設。經施偉拔公司確認，交通報告乃按照國際認可之慣常預測程序編製，而在過往亦曾採用類似程序對中國收費公路之交通預測進行研究，因此吾等認為採用有關程序實屬恰當。

(c) 高速公路估值之基準及假設

吾等知悉戴德梁行於進行高速公路估值時倚賴交通報告中所述之二零零八年至二零三零年交通流量、收費收入、經營成本及維護開支預測釐定滬杭高速公路上海段之預計現金流量。戴德梁行亦已計及影響滬杭高速公路上海段運作(包括於項目公司根據中國公認會計準則編製之截至二零零七年十二月三十一日止年度兩年之經審核財務報表所反映之過往經營及維護開支性質及模式、固定資產攤銷時間及其他開支)之主要相關及重大因素。

鑑於上文所述，吾等認為高速公路估值之基準及假設屬公平合理。

3. 酒店收購補充協議及路橋收購補充協議

根據日期為二零零八年八月五日的酒店收購補充協議，Good Cheer代價的支付時間修訂為Good Cheer代價的一半，即675,000,000港元於酒店收購完成時支付(而非根據酒店收購協議悉數支付Good Cheer代價)，剩餘的Good Cheer代價675,000,000港元應於酒店收購完成日期後六個月之日(或酒店收購協議的訂約方書面同意的其他稍後日期)或之前支付。

根據日期為二零零八年八月五日的路橋收購補充協議，付款方式及時間修訂為代價悉數以現金支付(而非路橋收購協議所披露的部分以現金及部分以代價股份支付)。滬杭代價的一半(即2,098,156,000港元)應於路橋收購完成時支付，剩餘的一半(即2,098,156,000港元)應於路橋收購完成日期後六個月之日(或路橋收購協議的訂約方書面同意的其他稍後日期)或之前支付。

根據 貴公司日期為二零零八年八月五日的公佈，路橋代價的付款方式由部分現金及部分代價股份轉變為全部現金，為路橋收購提供相對簡單及直接的結算方式。一半Good Cheer代價及一半路橋代價的支付時間分別遞延至酒店收購完成及路橋收購完成後六個月，將為 貴集團提供更靈活的融資安排。Good Cheer代價及路橋代價的總值約為5,546,312,000港元(「總代價」)將由內部資源及貴 集團的借貸融資。根據二零零七年年報， 貴集團的銀行結餘及現金(不包括已抵押存款)(「綜合現金結餘」)於二零零七年十二月三十一日約為67.1億港

元，其中包括　貴公司可酌情動用的約35億港元。因此，　貴集團有足夠的現金結餘結算Good Cheer代價及路橋代價的初步總付款約2,773,156,000港元。剩下的2,773,156,000港元(「剩餘代價餘額」)將於酒店收購完成及路橋收購完成後六個月內通過借貸及／或內部資源結算。根據二零零七年年報，　貴集團於二零零七年十二月三十一日有未動用貸款額約15億港元。

根據以上所述，我們認為，酒店收購補充協議及路橋收購補充協議的條款屬公平合理並符合　貴公司及股東的整體利益。

4. 收購事項之財務影響

於收購事項完成後，　貴公司於酒店公司及項目公司之間接應佔權益分別約為87%(轉讓前)及100%。酒店公司及項目公司將分別列為　貴公司之附屬公司，而彼等之業績於收購事項完成後將併入　貴公司之賬目中。

(i) 盈利

考慮到酒店公司及項目公司之過往盈利記錄，收購事項預期可藉著上海之經濟發展及旅遊業增長為　貴集團日後之收入及利潤帶來正面貢獻。此外，如上文所述，每股盈利預期將由於項目公司及酒店公司之攤銷政策變動、債務償還及利得税率下調而增加。

(ii) 資產淨值

如二零零七年年報所載，　貴集團於二零零七年十二月三十一日的經審核資產淨值為226.94億港元。由於Good Cheer代價及滬杭代價對Good Cheer及項目公司於二零零八年六月三十日的綜合資產淨值折讓4.8%及0.5%，收購事項預期不會對　貴集團緊隨收購事項完成完成後的資產淨值有任何重大影響。

(iii) 現金流量及負債率

總代價將由　貴集團內部資源撥付。根據二零零七年年報，綜合現金結餘於二零零七年十二月三十一日約為6,710,000,000港元(包括　貴公司之酌情現金餘額約3,500,000,000港元)。假設總代價的初步付款總額將由　貴集團的內部資源撥付，則分別佔綜合現金結餘及　貴公司之酌情現金餘額約41.33%及79.23%。

吾等從　貴公司之管理中知悉　貴集團一直從其日常業務產生現金流量，並於二零零七年財政年度錄得約1,750,000,000港元之正經營現金流量(不包括損益表報告之財務資產公平值增加)。另外，根據二零零七年年報，貴集團於二零零七年十二月三十一日有未動用貸款額約15億港元。根據以上所述，我們認為　貴集團具備適當的融資以結算總代價並維持其日常業務運營。

貴集團於二零零七年十二月三十一日之債務總額約為3,620,000,000港元，而資本總額(即債務總額及權益總額之總值)則約為32,050,000,000港元，負債率約為11.3%。考慮到酒店公司及項目公司於二零零八年六月三十日之債務總額分別為約人民幣240,000,000元(相等於約273,000,000港元)及約人民幣1,910,000,000元(相等於約2,170,000,000港元)，假設剩餘代價餘額將由銀行貸款融資，預期　貴集團的總債務將增加約52.16億港元，收購完成後的負債率將增加至約23.71%。雖然　貴集團的負債率有所增加，來自酒店公司及項目公司之未來溢利預期將提升　貴公司之資本基礎。鑑於　貴公司擁有雄厚之資本基礎，加上預期　貴集團之資本基礎將透過酒店公司及項目公司之未來盈利得以提升，吾等認為　貴集團之負債率上升屬可接受，且不會對　貴集團之整體財務狀況構成重大影響。

整體考慮上述各項後，吾等認為收購事項對　貴集團之財務影響為可接受。

總結及建議

於考慮上述之主要因素，特別是：

(i) 房地產及基建設施業務分部為　貴集團兩項核心業務，而涉及房地產及基建設施投資之收購事項與　貴集團之企業策略一致；

(ii) 上海之有利宏觀經濟條件將對上海之運輸網絡有著正面影響，而日益增長之旅遊業（商務及娛樂）預期將進一步帶動酒店業務之需求；

(iii) 酒店公司及項目公司均取得利潤並將有所增長；及預期將對　貴集團的盈利有正面貢獻；

(iv) 酒店收購補充協議及路橋收購補充協議的條款屬公平合理；及

(v) Good Cheer代價及滬杭代價屬公平合理，

吾等認為(i)收購協議及其項下擬進行之交易乃按一般商業條款訂立，且屬公平合理；及(ii)收購協議於　貴公司之日常及一般業務過程中訂立，並符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會建議獨立股東就將於股東特別大會上提呈之決議案投贊成票，以通過收購事項。

此　致

獨立董事委員會及列位獨立股東　台照

代表
德國商業銀行香港分行

陳嘉忠　*亞太區企業融資部主管*

余志超　*亞太區企業融資部*

謹啟

二零零八年八月十五日

以下為戴德梁行有限公司就酒店公司於二零零八年六月三十日於中國持有之物業權益的估值發出之意見函件全文、估值概要及估值證書，乃為載入本通函而編製。

DTZ 戴德梁行

香港
中環
康樂廣場一期
怡和大廈
16樓

敬啟者：

估值的指示、目的及日期

吾等遵照　閣下指示，對上海上實南洋大酒店有限公司位於中華人民共和國(「中國」)持有之物業權益於估值日期在現況下之市值進行估值。吾等確認曾進行實地視察、作出有關查詢，並蒐集吾等認為必要之其他資料，藉以向上海實業控股有限公司(「貴公司」)呈述吾等對該等物業權益於二零零八年六月三十日之估值意見。

市值定義

吾等對每項物業之估值代表公開市值，乃根據香港測量師學會頒布之香港測量師學會物業估值準則(二零零五年第一版)，市值的定義為「自願買方與自願賣方於適當市場推廣後基於公平原則，在知情、審慎及不受脅迫之情況下於估值日買賣物業之估值價值」。

估值假設

吾等之估值排除因特殊條款或情況(例如不尋常融資、售後租回安排、與買賣有關的任何人士授予的特殊代價或優惠，或任何特殊價值的元素)引致升跌的估計價格。

吾等依賴上海上實南洋大酒店有限公司所提供之資料及　貴公司之中國法律顧問源泰律師事務所就該等物業之業權及於該等物業之權益所提供之意見。根據上海上實南洋大酒店有限公司所提供之資料及中國法律顧問所提供之意見，業權狀況及批授主要證書、批文及執照情況載於估值證書中之附註內。

吾等之估值並無考慮該等物業權益所欠負之任何抵押、按揭或債項，以及在出售過程中可能產生之任何支出或稅項。除另有指明外，吾等假設該等物業概不附帶可影響其價值且屬繁重之產權負擔、限制及支銷。

估值方法

在評估第一類物業時，吾等乃採用直接比較法進行估值，並參考有關市場可取得之有關銷售憑據或可比較物業之發售資料。就可比較物業按其面積、特色及位置作出分析及小心衡量，以達致市值。

在評估第二類物業時，吾等乃採用直接比較法進行估值，並參考有關市場可取得之可比較銷售憑據。

在對物業權益進行估值時，吾等已遵守香港聯合交易所有限公司證券上市規則第五章及第12項應用指引及香港測量師學會頒佈之香港測量師學會物業估值準則(二零零五年第一版)所載之規定。

資料來源

吾等在估值時，某程度上依賴上海上實南洋大酒店有限公司所提供之資料及　貴公司之中國法律顧問就中國物業權益之業權所提供之中國法律意見。吾等接納提供予吾等有關圖則批文或法定通告、地役權、年期、物業識別、佔用詳情、客房數目及種類、食肆、酒店設施、地盤及樓面面積，以及其他一切有關事項之意見。

估值證書所載之尺寸、量度及面積乃根據吾等所獲文件內之資料作基準，因此僅為約數。吾等並無理由懷疑上海上實南洋大酒店有限公司向吾等所提供而與估值有重大關係之資料之真確性及準確性。上海上實南洋大酒店有限公司亦已向本測量師行表示，其所提供資料並無遺漏任何重大事項。

業權調查

吾等已獲提供有關該等物業之業權文件摘要，惟並無就該等物業進行查冊。吾等並無查證文件正本以核實業權或確定可能並未載列於交予吾等之副本上之任何修訂。

實地視察

吾等曾視察該等物業之外部，並在可能情況下，視察該等物業之內部。然而，吾等並無進行結構測量，亦無對任何設施進行測試，惟於吾等之視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業確無腐朽、蟲蛀或任何其他結構損壞。除另有註明外，吾等亦無法進行詳細實地測量，以核實該等物業之地盤及樓面面積，故吾等假設吾等獲取之所示文件之面積正確無誤。

貨幣

除另有指明外，吾等之估值之全部款項均以港元列示。吾等的估值所採用的滙率為1港元兑人民幣0.8791元，亦即為估值日適用之概約滙率。

隨函附奉吾等之估值概要及估值證書。

此　致

香港
灣仔
告士打道三十九號
夏愨大廈二十六樓

上海實業控股有限公司
列位董事　台照

代表
戴德梁行有限公司
董事
曾俊叡
註冊專業測量師(產業測量組)
中國房地產估值師
MSc., M.H.K.I.S., M.R.I.C.S.
謹啟

二零零八年八月十五日

附註： 曾俊叡先生為註冊專業測量師，在中國物業估值方面擁有逾十六年經驗。

估值概要

物業權益	於二零零八年六月三十日現況下之資本值
第一類－於中國持有作投資之物業權益	
1. 中國 上海市 靜安區 威海路500號 四季酒店	2,210,000,000港元 （相等於人民幣 1,943,000,000元）
第二類－於中國持有作自用／出售之物業權益	
2. 中國 上海市 長寧區 東諸安濱路 223號 金鳳大廈 2301、2302 及2304室	5,570,000港元 （相等於人民幣 4,900,000元）
3. 中國 上海市 靜安區 新閘路777弄 3號 26層B、C及D室 27層A、C及D室	12,600,000港元 （相等於人民幣 11,080,000元）
總計：	2,228,170,000港元 （相等於人民幣 1,958,980,000元）

估值證書

第一類－於中國持有作投資之物業權益

物業	概況及年期	佔用詳情	於二零零八年六月三十日現況下之資本值
1. 中國上海市靜安區威海路500號四季酒店	該物業包括一座位於一幅地盤面積7,614平方米(81,957平方呎)之土地上的38層高加3層地庫的五星級酒店。該物業於二零零二年建成。 該物業之總建築樓面面積約為68,483.64平方米(737,158平方呎)。 據上海上實南洋大酒店有限公司表示，該物業合共提供421間客房，包括67間高級客房(包括2間殘疾人士客房)、216間豪華客房、60間特級客房、51間行政套房、19間中央套房、6間豪華套房、1間特級套房及1間總統套房。該物業亦提供如會議及宴會設施、健身中心及水療、餐飲大堂等設施。 該物業現正經營為四季酒店。 該物業已獲授土地使用權，年期由一九九八年十一月三十日至二零四五年一月十一日，可作綜合用途。土地用途為商業、酒店、辦公室及住宅(作酒店用途的土地使用年期為40年)。	該物業現正經營為四季酒店。	2,210,000,000港元(相等於人民幣1,943,000,000元)

附註：

(1) 根據上海市靜安區房地產登記處於二零零五年八月十九日發出的上海市房地產權證編號滬房地靜字(2005)第008898號，該物業的土地使用權已授予上海上實南洋大酒店有限公司，年期由一九九八年十一月三十日至二零四五年一月十一日，可作綜合用途。土地用途為商業、酒店、辦公室及住宅(作酒店用途的土地使用年期為40年)。吾等在估值時，將該物業作為一座有40年年期土地使用權之酒店進行估值。

該物業之地盤面積為7,614平方米及總建築樓面面積為68,483.64平方米。

投資者為上海市靜安區土地開發控股總公司、香港南洋酒店(中國)有限公司及香港南洋國際投資有限公司。

(2) 根據日期為二零零四年二月十九日之准許證編號商外資滬合資字(1994)1663號，批准上海市靜安區土地開發控股總公司、香港南洋酒店(中國)有限公司及香港南洋國際投資有限公司成立中外合資企業 － 上海上實南洋大酒店有限公司，註冊資本為72,000,000美元，有效經營期為30年。業務範圍為酒店經營。

(3) 根據日期為二零零七年五月二十八日之營業執照編號企合滬總字第005398號(市局)，上海上實南洋大酒店有限公司於一九九四年十二月三十一日成立為外國公司，註冊資本為72,000,000美元，有效經營期由一九九四年十二月三十一日至二零二四年十二月三十日。

(4) 根據合營合同及公司章程：

(i)	合資企業名稱	：	上海上實南洋大酒店有限公司
(ii)	甲方	：	上海市靜安區土地開發控股總公司
	乙方	：	香港南洋酒店(中國)有限公司
	丙方	：	香港南洋國際投資有限公司
(iii)	註冊資本／出資比率	：	72,000,000美元(甲方3%, 乙方68%及丙方29%)
(iv)	業務範圍	：	酒店經營
(v)	合營期限	：	由發出營業執照起30年
(vi)	利潤分佔	：	根據各方的出資比率

(5) 根據源泰律師事務所之法律意見：

(i) 根據上海市靜安區房地產登記處於二零零五年八月十九日發出的上海市房地產權證編號滬房地靜字(2005)第008898號，該物業的土地使用權已授予上海上實南洋大酒店有限公司，年期

由一九九八年十一月三十日至二零四五年一月十一日，可作綜合用途。土地用途為商業、酒店、辦公室及住宅（作酒店用途的土地使用年期為40年）。

該物業之地盤面積為7,614平方米及總建築樓面面積為68,483.64平方米。

投資者為上海市靜安區土地開發控股總公司、香港南洋酒店（中國）有限公司及香港南洋國際投資有限公司。

(ii) 上述上海市國有土地使用權出讓合同之土地出讓金已悉數支付。

(iii) 該物業並無受按揭所限。上海上實南洋大酒店有限公司合法取得該物業之土地使用權及有效業權，並可合法佔用、使用、轉讓、租賃及按揭該物業（包括該土地之土地使用權及其建築物）。業權文件為有效存續、符合中國適用法律，並受其保護。

(iv) 根據上海市靜安區土地開發控股總公司（甲方）、香港南洋酒店（中國）有限公司（乙方）及香港南洋國際投資有限公司（丙方）於二零零一年三月二十一日訂立合營合同的有關規定，上海上實南洋大酒店有限公司的註冊資本為72,000,000美元，甲方持有3%股本權益；乙方持有68%股本權益及丙方持有29%股本權益。

利潤分配須根據各方在該公司註冊資本的出資比率，每年由董事會作出決定後分派予股東。

該公司之合營合同乃獲正式批准及合法、有效、具約束力及根據中國法律及其條款執行。

(6) 根據中國法律意見及由上海上實南洋大酒店有限公司提供予吾等之資料，業權、主要批文及許可證之授予情況如下：

房地產權證	有
國有土地使用權出讓合同	有
紅線圖（地盤規劃）	有
准許證	有
營業執照	有
合營合同	有
公司章程	有

估值證書

第二類－於中國持有作自用／出售之物業權益

物業	概況及年期	佔用詳情	於二零零八年六月三十日現況下之資本值
2. 中國上海市長寧區東諸安濱路223號金鳳大廈2301、2302及2304室	該物業包括於一九九六年建成的二十四層住宅大廈之三個住宅單位。 該物業之建築樓面面積如下： 單位 / 概約建築樓面面積（平方米 / 平方呎） 2301　94.49　1,017 2302　134.48　1,448 2304　134.48　1,448 總計　363.45　3,913 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	5,570,000港元（相等於人民幣4,900,000元）

附註：

(1) 根據上海市長寧區房地產登記處發出的三份上海市房地產權證，該物業之法定業權已歸屬予上海上寶南洋大酒店有限公司，可作住宅用途，總建築樓面面積為363.45平方米。該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。

(2) 根據上海上寶南洋大酒店有限公司與上海市靜安區土地開發控股（集團）公司於二零零六年十一月二十日訂立的商品房轉讓合同，同意將2303室、2304室及2305室三個單位（總建築樓面面積350.99平方米）轉讓予上海市靜安區土地開發控股（集團）公司，總代價為人民幣4,202,636元。2303室及2305室單位的轉讓已經完成，並且未包括於吾等的估值中。

根據上海上寶南洋大酒店有限公司表示，2304室單位（建築樓面面積134.18平方米）的轉讓尚未完成。上述單位之代價按比例計算約為人民幣1,610,000元；吾等在進行估值時，已考慮上述代價。

(3) 根據日期為二零零四年二月十九日之准許證編號商外資滬合資字(1994)1663號，批准上海市靜安區土地開發控股總公司、香港南洋酒店(中國)有限公司及香港南洋國際投資有限公司成立中外合資企業 － 上海上實南洋大酒店有限公司，註冊資本為72,000,000美元，有效經營期為30年。業務範圍為酒店經營。

(4) 根據日期為二零零七年五月二十八日之營業執照編號企合滬總字第005398號(市局)，上海上實南洋大酒店有限公司於一九九四年十二月三十一日成立為外國公司，註冊資本為72,000,000美元，有效經營期由一九九四年十二月三十一日至二零二四年十二月三十日。

(5) 根據源泰律師事務所之法律意見：

(i) 該物業之法定業權已歸屬予上海上實南洋大酒店有限公司，可作住宅用途，總建築樓面面積為363.45平方米。土地使用權屬劃撥性質。

(ii) 該物業並無受按揭所限。上海上實南洋大酒店有限公司擁有該物業之有效業權，並可合法佔用、使用、轉讓、租賃及按揭該物業。業權文件為有效存續、符合中國適用法律，並受其保護。

(iii) 2304室單位(建築樓面面積134.48平方米)已同意轉讓予上海市靜安區土地開發控股(集團)公司。

(6) 根據中國法律意見及由上海上實南洋大酒店有限公司提供予吾等之資料，業權、主要批文及許可證之授予情況如下：

房地產權證	有
商品房轉讓合同	有
營業執照	有
合營合同	有

估值證書

第二類－於中國持有作自用／出售之物業權益

物業	概況及年期	佔用詳情	於二零零八年六月三十日現況下之資本值
3. 中國上海市靜安區新閘路777弄3號26層B、C及D室27層A、C及D室	該物業包括於一九九八年建成的二十八層住宅大廈之六個住宅單位。 該物業之建築樓面面積如下：	該物業現正空置。	12,600,000港元（相等於人民幣11,080,000元）

單位	概約建築樓面面積 平方米	平方呎
26層		
B室	132.27	1,424
C室	132.27	1,424
D室	116.64	1,256
小計	381.18	4,104
27層		
A室	116.64	1,256
C室	132.27	1,424
D室	116.64	1,256
小計	365.55	3,936
總計	746.73	8,040

該物業之土地使用權並無指定之年期，可作住宅用途。

附註：

(1) 根據上海市靜安區房地產登記處發出的六份上海市房地產權證，該物業之法定業權已歸屬予上海上實南洋大酒店有限公司，可作住宅用途，總建築樓面面積為746.73平方米。該物業之土地使用權並無指定之年期，可作住宅用途。

(2) 根據上海上實南洋大酒店有限公司與上海市靜安區土地開發控股(集團)公司於二零零六年十一月二十日訂立的商品房轉讓合同，同意將26層A室、B室、C室及D室及27層A室、B室、C室及D室八個單位(總建築樓面面積995.64平方米)轉讓予上海市靜安區土地開發控股(集團)公司，總代價為人民幣14,771,304元。26層A室及27層B室單位的轉讓已經完成，並且未包括於吾等的估值中。

根據上海上實南洋大酒店有限公司表示，26層B室、C室及D室及27層A室、C室及D室(總建築樓面面積746.73平方米)的轉讓尚未完成。上述六個單位之代價按比例計算約為人民幣11,080,000元；吾等在進行估值時，已考慮上述代價。

(3) 根據日期為二零零四年二月十九日之准許證編號商外資滬合資字(1994)1663號，批准上海市靜安區土地開發控股總公司、香港南洋酒店(中國)有限公司及香港南洋國際投資有限公司成立中外合資企業 — 上海上實南洋大酒店有限公司，註冊資本為72,000,000美元，有效經營期為30年。業務範圍為酒店經營。

(4) 根據日期為二零零七年五月二十八日之營業執照編號企合滬總字第005398號(市局)，上海上實南洋大酒店有限公司於一九九四年十二月三十一日成立為外國公司，註冊資本為72,000,000美元，有效經營期間由一九九四年十二月三十一日至二零二四年十二月三十日。

(5) 根據源泰律師事務所之法律意見：

(i) 該物業之法定業權已歸屬予上海上實南洋大酒店有限公司，可作住宅用途，總建築樓面面積為746.73平方米。土地使用權屬轉讓性質。

(ii) 該物業並無受按揭所限。上海上實南洋大酒店有限公司擁有該物業之有效業權，並可合法佔用、使用、轉讓、租賃及按揭該物業。業權文件為有效存續、符合中國適用法律，並受其保護。

(iii) 26層B室、C室及D室及27層A室、C室及D室六個單位(總建築樓面面積746.73平方米)已同意轉讓予上海市靜安區土地開發控股(集團)公司。

(6) 根據中國法律意見及由上海上實南洋大酒店有限公司提供予吾等之資料，業權、主要批文及許可證之授予情況如下：

房地產權證	有
商品房轉讓合同	有
營業執照	有
合營合同	有

以下為戴德梁行有限公司就於二零零八年六月三十日滬杭高速公路上海段直至二零三零年八月三十一日之經營權的估值發出之意見函件全文及估值證書，乃為載入本通函而編製。

DTZ 戴德梁行

香港
中環
康樂廣場一期
怡和大廈
16樓

敬啟者：

有關：中華人民共和國上海滬杭高速公路上海段直至二零三零年八月三十一日之經營權

估值的指示、目的及日期

吾等遵照　閣下指示，對上海路橋發展有限公司(「路橋發展」)位於中華人民共和國(「中國」)持有之上海滬杭高速公路上海段(「該高速公路」)直至二零三零年八月三十一日之整項經營權之市值進行估值。吾等確認曾進行實地視察、作出有關查詢，並蒐集吾等認為必要之其他資料，藉以向上海實業控股有限公司(「貴公司」)呈述吾等對該項經營權於二零零八年六月三十日(「估值日期」)之估值意見。

估值基準

對路橋發展持有位於中國之該高速公路之估值乃按市值基準，根據國際評估準則委員會之國際評估準則，市值的定義為「自願買方與自願賣方於適當市場推廣後基於公平原則，在知情、審慎及不受脅迫之情況下於估值日期買賣資產之估值價值」。

工作範圍及限制

吾等在估值時，在相當程度上依賴路橋發展所提供之資料及獨立交通顧問公司施偉拔有限公司(「施偉拔」)所編製之交通量及營運養護費用預測研究報告。吾等接納提供予吾等有關規劃批文或法定通告、地役權、年期、盈利預測、交通量預測、通行費收入、管理費用、營運成本、養護費用、地盤面積及其他有關該高速公路相關資料之意見。吾等並無獨立地驗證任何提供予吾等之資料。在分析該等資料時，吾等已與　路橋發展的管理層進行商討。吾等並無理由懷疑提供予吾等而與估值有重大關係之資料之真確性及準確性。吾等亦已獲悉，所提供資料並無遺漏任何重大事項。

吾等曾視察該高速公路之外部。視察時正在營運中，發現外部處於合理狀態及可有效執行其設計及建造之用途。然而，　閣下請留意吾等並無進行任何結構性或詳細土木工程測量，因此無法確定該高速公路並無結構性或其他缺陷。

對業務(以下指該高速公路直至二零三零年八月三十一日之經營權)之權益進行估值時需考慮能影響業務經營之所有相關因素，以及其日後產生投資回報之能力。是項評估所考慮之因素包括但不限於下列各項：

- 路橋發展之業務性質及歷史；
- 路橋發展之財政狀況；
- 業務之整體經濟前景及特定經濟環境；
- 過往及預測經營業績；
- 從事類似業務從市場取得之投資回報；及
- 路橋發展之財務及業務風險，包括收入持續性及預測未來業績。

在對權益進行估值時，吾等並無驗證權益之業權或擁有權，惟吾等依賴　貴公司之中國法律顧問提供有關路橋發展之權益之中國法律意見。吾等在估值時，吾等假設業務概不附帶任何產權障礙及債項。

假設

吾等之估值所採納之主要假設如下：

- 對業務收入及成本有重大影響的業務經營狀況維持不變；
- 業務概無任何可能對市值構成不利影響之隱藏或意外情況；
- 經營業務的營運養護費用符合施偉拔所提供之估計預測；
- 施偉拔所提供之財務及營運資料真實準確，吾等依賴該等資料以達致吾等之估值意見；
- 中國及鄰近城市／國家現時對業務所得收入有重大影響之金融、經濟、法律及政治狀況維持不變；
- 現行稅務及法律維持不變；
- 於估值日期之現行通脹率及利率維持不變；
- 該高速公路之經營期於二零三零年八月三十一日到期；
- 稱職之管理層、主要人員及技術員工將獲保留以支援持續經營；
- 無影響現有業務之國際危機、工業糾紛、工業意外或惡劣天氣情況而引致主要業務停頓；
- 沒有受到針對業務而提出之索償及訴訟所影響；
- 任何法定通告及要求不會對業務營運造成影響；
- 不受任何不尋常或嚴苛之限制或阻礙；及
- 路橋發展之潛在壞賬對其業務營運將不會構成重大影響。

估值方法

收入法－折現現金流量法

吾等採納折現現金流量法以評估該高速公路之市值。折現現金流量法涉及根據由施偉拔編製，日期為二零零八年八月十五日之交通量及營運養護費用預測研究報告、其他有關文件及 貴公司所提供之資料，將路橋發展之未來現金流量淨額折現至其現值。

每年約12%之折現率乃由4.52%無風險利率(相關中國政府債券收益之10年到期收益率)、11.14%之年度市場回報、0.725之路橋發展槓桿beta，以及約4%之公司特定風險系數等決定。

吾等亦已編製11%至13%折現率之敏感分析。敏感分析之結果如下：

折現率	**於二零零八年六月三十日路橋發展持有之滬杭高速公路上海段直至二零三零年八月三十一日之整項經營權之資本值** *(人民幣)*
11%	5,710,000,000
12%	5,310,000,000
13%	4,950,000,000

結論

根據提供予吾等之資料，吾等認為，路橋發展持有之整項高速公路之合理市值為人民幣5,310,000,000元(如附奉之估值證書所示)。

估值之結論乃按照公認之估值程序及慣例進行，當中依賴多項假設及考慮多項不確定因素，而該等假設及因素並非全部均可輕易量化或確定。然而吾等已運用吾等專業判斷以達致評估，同時　閣下應小心考慮該等於估值報告內披露之假設的性質，並於詮釋報告時務請審慎。

除另有指明外，吾等之估值之全部款項均以中國法定貨幣人民幣列示。

隨函附奉吾等之估值證書。

此　致

香港
灣仔
告士打道三十九號
夏慤大廈二十六樓

上海實業控股有限公司
列位董事　台照

代表
戴德梁行有限公司
董事
曾俊叡
註冊商業估值師
香港商業價值評估公會
MSc., M.H.K.I.S., M.R.I.C.S.
謹啟

二零零八年八月十五日

附註： 曾俊叡先生為香港商業價值評估公會註冊商業估值師，在中國基建項目估值方面擁有逾十年經驗。

估值證書

業務地點	業務概況	佔用詳情	於二零零八年六月三十日路橋發展持有之滬杭高速公路上海段直至二零三零年八月三十一日之整項經營權之資本值
中華人民共和國上海滬杭高速公路上海段直至二零三零年八月三十一日之經營權	上海路橋發展有限公司(「路橋發展」)位於中國上海。其主要業務為於上海經營該高速公路。該高速公路為約33.5米闊及47.7公里長之雙向四車道至六車道高速公路。 該高速公路分兩階段興建，包括莘松段及松楓段。於莘松段，工程始建於一九八五年五月二十三日，並於一九九零年十二月二十二日建成通車。於松楓段，工程始建於一九九六年一月二十日，並於一九九八年十二月十二日建成通車。松楓段之擴建工程於二零零三年十月展開並於二零零四年六月三十日完成。 該高速公路連接浙江杭州－寧波高速公路，由東面之閔行區伸延至西面之金山區。其設有九個收費站，位於莘莊、七莘、新橋、松江、新城區、大港、石湖蕩、新濱和楓涇。 已獲授142,506平方米之土地使用權，相關年期於二零四九年八月十五日到期，可作對外交通用途。 已獲授918,186平方米之土地使用權，年期於二零四九年八月二十三日到期，可作對外交通用途。	該業務現正經營為高速公路。	人民幣5,310,000,000元

附註：

(1) 根據上海市房屋土地資源管理局發出日期為二零零二年二月二十八日的五份上海市房地產權證滬房地資字(2002)第001969號、滬房地資字(2002)第001970號、滬房地資字(2002)第001971號、滬房地資字(2002)第001972號及滬房地資字(2002)第001973號，總地盤面積1,060,692平方米之土地使用權已授予上海路橋發展股份有限公司，條款如下：

證書編號	地點	地盤面積 *(平方米)*	土地使用權	土地使用權到期日	土地用途
滬房地資字(2002)001969	莘莊鎮莘松高速公路2丘	82,438	國家擁有	二零四九年八月十五日	對外交通
滬房地資字(2002)001970	莘莊鎮莘松高速公路3丘	36,090	國家擁有	二零四九年八月十五日	對外交通
滬房地資字(2002)001971	莘莊鎮莘松高速公路1丘	19,560	國家擁有	二零四九年八月十五日	對外交通
滬房地資字(2002)001972	滬杭高速公路莘松地塊	918,186	國家擁有	二零四九年八月二十三日	對外交通
滬房地資字(2002)001973	莘莊鎮151街坊9丘	4,418	國家擁有	二零四九年八月十五日	對外交通
	合計：	1,060,692			

根據路橋發展表示，五份上海市房地產權證上的公司名稱由上海路橋發展股份有限公司改為上海路橋發展有限公司之程序正在進行中。

(2) 根據日期為二零零二年三月二十二日之該高速公路特許經營合同，主要條款概述如下：

(i) 特許經營公司名稱　：　上海路橋發展有限公司

(ii) 業務範圍　：　營運該高速公路(上海市上海－杭州高速公路)及高速公路相關業務，如交通維修及養護。

(iii) 註冊資本　：　大幅變動為人民幣1,600,000,000元

(iv) 經營期　：　直至二零三零年八月三十一日

(3) 根據由施偉拔編製之交通量及營運養護費用預測研究報告，該高速公路之出口日均流量及通行費收入摘錄如下：

年份	出口日均流量 *(輛)*	年度車輛通行費收入 *(人民幣百萬元)*
二零零八年	85,596	654.27
二零一八年	148,241	1,124.46
二零二八年	175,417	1,324.84

(4) 根據日期為二零零八年五月十五日之營業執照編號第310000000071670號，路橋發展於一九九九年八月三十一日成立，註冊資本為人民幣1,600,000,000元，並無指定經營期。

(5) 中國法律顧問之意見說明：

(i) 上海路橋發展有限公司已取得五份上海市房地產權證之清晰產權，將五份上海市房地產權證上的公司名稱由上海路橋發展股份有限公司改為上海路橋發展有限公司之程序正在進行中；

(ii) 上海路橋發展有限公司擁有該高速公路直至二零三零年八月三十一日之合法經營權；

(iii) 該高速公路之經營權已抵押予中國工商銀行有限公司上海分行；及

(iv) 上海路橋發展有限公司擁有於該高速公路範圍內從事加油站、洗車場、停車場及廣告設施業務之合法經營權。

(6) 根據中國法律顧問發出之法律意見及　貴公司提供之資料，業權、主要證書批文及許可證之授予情況如下：

上海市房地產權證	有
特許經營合同	有
交通量及營運養護費用預測研究報告	有
營業執照	有

以下是獨立交通顧問公司施偉拔有限公司有關戴德梁行有限公司發出之滬杭高速公路上海段估值報告所述之滬杭高速公路上海段研究報告的全文，供載於本通函內。

WilburSmith ASSOCIATES
ENGINEERS PLANNERS ECONOMISTS

中華人民共和國
香港特別行政區
灣仔皇后大道東183號
合和中心52樓5208室
施偉拔有限公司

敬啟者：

上海至杭州高速公路上海段
交通量及營運養護費用預測研究

施偉拔有限公司(「顧問公司」)受上海實業控股有限公司(「貴公司」)委托，針對上海至杭州高速公路上海段(「滬杭高速上海段」)進行獨立交通量及營運養護費用預測研究。

本交通量及營運養護費用預測研究報告已經採用了一切合理的專業技巧及判斷，並且謹慎認真地編製。本報告的研究結果載列如下：

1　序言

滬杭高速上海段起始於閔行區的莘莊鎮，沿途經過閔行區、松江區、金山區，終止於金山區的楓涇鎮。莘莊至松江段始建於1985年，於1990年12月竣工開通，該

段為雙向四車道。另外松江至楓涇段始建於1996年1月，於1998年12月建成通車，2004年該段拓寬為雙向六車道。滬杭高速上海段全長約47.7公里。

本次研究的目的如下：

1) 根據當前的交通狀況，預測2008年至2030年的交通量和車輛通行費收益；及

2) 估算未來的營運及養護成本。

2 研究方法

研究方法和工作流程總結如下：

- *步驟一：資料收集*

顧問公司收集所有有關滬杭高速上海段的資料，包括經濟和交通發展趨勢，未來發展目標和其它與上海市及浙江省有關的預測資料。

- *步驟二：路線勘查和交通調查*

顧問公司計劃並實施了詳細的路線勘查，範圍涉及滬杭高速上海段及附近主要公路，從而瞭解交通走廊上的道路和交通狀況。

顧問公司從上海路橋發展有限公司(「路橋發展」)收集到了2008年站到站交通量。這些數據有助於瞭解上海和杭州之間的交通組成，並用於更新2006年得到的16小時OD調查數據和24小時交通量調查數據。用站到站的交通數據更新後，這些調查數據將可用於本次交通量預測。

- *步驟三：經濟分析*

顧問公司從2007年中國、上海和浙江統計年鑒收集了有關的社會經濟數據，分別分析了人口、就業、國內生產總值(「GDP」)、汽車擁有量等的趨勢，也估算了未來GDP的增長率，作為未來出行矩陣所使用的GDP增長率假設。

- *步驟四：審查現在和未來的公路網*

顧問公司建立了上海市和浙江省基礎年(2008年)的公路網模型。此外，顧問公司審查了公路網規劃文件中的未來公路改善計劃，並據此建立了2009年、2010年、2011年、2015年、2020年及2030年的未來公路網模型。

- *步驟五：交通模型*

顧問公司用交通調查得到的出行矩陣和站到站的交通量來校準基礎年的交通模型。在校準過程中，我們調校出行矩陣和公路網，反復進行交通分配，務求使公路網絡模型分配的交通量接近觀察得來的交通量。

顧問公司運用未來年的公路網和未來年的出行矩陣進行交通分配，對分配的結果進行了仔細分析，必要時加以適當的調整。

- *步驟六：交通量和通行費收益分析*

根據調整後的最終分配結果和GDP增長率假設，顧問公司估算了滬杭高速上海段2008年至2030年的出口交通量、路段加權年平均日交通量和年通行費收入。

- *步驟七：營運費用預測*

滬杭高速上海段的營運養護費用預測分成兩部分進行，分別為營運費用預測和養護費用預測。顧問公司根據收集的路橋發展歷年公司管理費用、前線人員開支和公用經費的變化趨勢，同時結合顧問公司的交通量預測結果，預計2008年至2030年公用經費開支基本保持不變，公司管理費用維持小幅度增長，但前線人員開支維持大幅度增長。

- *步驟八：工程養護費用預測*

顧問公司的公路工程師勘察了此項目，審查了工程的質量及其它與工程有關的文件，根據歷年在養護方面的開支報表估算了2008年至2030年的養護費用。

- *步驟九：工程大修費用預測*

顧問公司的公路工程師搜集了滬杭高速上海段詳細的工程設計、檢測資料，結合現場勘查的結果，判斷滬杭高速上海段的大修周期為8年，同時參考了鄰近地區同類型道路的大修情況確定了滬杭高速上海段的大修成本。

3　交通量及通行費收入預測

顧問公司就滬杭高速上海段2008年、2009年、2010年、2011年、2015年、2020年及2030年的交通需求與網絡進行了交通分配。其他年份的交通量預測是利用內延法得到。交通分配的結果均經過仔細分析以確保其合理性，必要時予以適當的調整。確定後的交通量成為2008年至2030年滬杭高速上海段的交通量與通行費收入預測的基礎。

國內生產總值作為一個經濟指標用於衡量全球主要城市的經濟發展狀況，包括全國、上海市和浙江省主要城市的經濟發展狀況。

年度GDP增長率預測列於下表：

表1：2008年至2030年各地區年度GDP增長率假設

地區／年份	2008-2010	2011-2015	2016-2020	2021-2030
杭州地區	11%	9%	7%	5%
寧波地區	11%	8%	5%	4%
嘉興地區	11%	8%	6%	4%
台州、溫州地區	9%	8%	5%	4%
金華地區	9%	8%	5%	4%
諸暨、義烏地區	10%	7%	5%	4%
浙江省其它地區	9%	8%	5%	4%
金山區	10%	7%	5%	4%
奉賢區	10%	8%	5%	4%
南匯區	10%	7%	5%	4%
松江區(靠近上海市中心)	19%	13%	10%	7%
松江中心區	19%	13%	10%	7%
松江區(靠近浙江省)	14%	10%	7%	6%
閔行區南部(靠近松江區)	19%	13%	10%	7%
上海市中心(外環線以內)	12%	8%	5%	4%
浦東新區	12%	8%	5%	4%
青浦區	11%	8%	5%	4%
嘉定區和閔行區北部	15%	11%	6%	4%
寶山區	11%	9%	5%	4%
江蘇省	10%	8%	5%	4%
中國其它省	9%	7%	5%	4%

*來源：*施偉拔有限公司，2008年

在進行交通分配的過程中，顧問公司已考慮了以下因素：

1) 國省道流量轉移

在相同的交通走廊內有一條新的高速公路開通時，交通量會從其它的國省道轉移過來。但是，滬杭高速上海段已經開通較長時間，轉移的影響已經基本穩定下來。

2) 路網改變影響

如果未來附近或沿著相同的交通走廊有競爭性道路開通，部分交通量將會從滬杭高速上海段轉移出去。因此，顧問公司取得上海市和浙江省的一些官方道路網規劃資料，例如上海市國省道網規劃(2020)、浙江省交通規劃(2003－2020)、浙江省陸路和水路交通建設規劃大綱，以此形成正確的未來年路網模型來分析轉移的影響。

3) 誘增交通量

隨著經濟發展的預期增長，城市間及城市近郊的交通會越來越活躍。項目的預測假設已考慮了公路沿線誘增的交通流。

4) 新收費機制的影響

由於無法確定來年上海市是否存在任何收費機制調整，本研究的收益預測基於收費率不變的假設。

滬杭高速上海段平均每天的出口交通量和年度收費收益列於表2。分車型日均出口交通量列於表3。

表2：滬杭高速上海段出口日均流量和年度通行費收入

年份	出口日均流量 *(輛)*	年度車輛通行費收入 *(人民幣百萬元)*
2008	85,596	654.27
2009	95,064	726.65
2010	101,406	771.42
2011	110,335	837.74
2012	116,612	884.97
2013	123,209	935.03
2014	130,204	988.12
2015	137,610	1,044.32
2016	141,111	1,070.38
2017	144,632	1,097.09
2018	148,241	1,124.46
2019	151,940	1,152.52
2020	155,731	1,181.27
2021	158,132	1,198.33
2022	160,492	1,215.64
2023	162,889	1,233.19
2024	165,320	1,251.00
2025	167,789	1,269.06
2026	170,294	1,287.39
2027	172,836	1,305.98
2028	175,417	1,324.84
2029	178,036	1,343.97
2030	180,694	1,363.38

*來源：*施偉拔有限公司，2008年

註：

1. 對來年的GDP進行了假設；
2. 模型中考慮了相應高速公路開通的分流影響；
3. 預測結果考慮了免費車的影響。

表3：滬杭高速上海段分車型出口日均流量

年份	一類車	二類車	三類車	四類車	五類車	六類車	七類車	八類車	九類車	十類車	十一類車	合計
2008	50,430	8,172	1,213	3,699	7,763	6,516	1,615	545	2,083	115	3,444	85,596
2009	55,941	9,098	1,339	4,103	8,664	7,285	1,795	607	2,316	127	3,789	95,064
2010	59,596	9,727	1,419	4,371	9,289	7,823	1,917	651	2,474	134	4,004	101,406
2011	64,747	10,587	1,538	4,749	10,158	8,563	2,092	711	2,701	146	4,344	110,335
2012	68,333	11,194	1,618	5,012	10,787	9,102	2,217	755	2,863	155	4,577	116,612
2013	72,096	11,831	1,703	5,287	11,453	9,672	2,349	801	3,033	163	4,821	123,209
2014	76,081	12,507	1,792	5,579	12,161	10,279	2,488	850	3,215	172	5,079	130,204
2015	80,292	13,222	1,887	5,887	12,914	10,926	2,637	903	3,407	182	5,352	137,610
2016	82,244	13,564	1,928	6,030	13,294	11,256	2,709	929	3,502	187	5,470	141,111
2017	84,201	13,908	1,969	6,172	13,678	11,590	2,782	956	3,597	191	5,587	144,632
2018	86,205	14,261	2,011	6,318	14,074	11,935	2,857	983	3,694	196	5,707	148,241
2019	88,257	14,622	2,054	6,468	14,480	12,289	2,934	1,011	3,795	200	5,830	151,940
2020	90,356	14,993	2,098	6,621	14,899	12,654	3,013	1,040	3,897	205	5,955	155,731
2021	91,627	15,211	2,126	6,713	15,187	12,903	3,069	1,060	3,971	209	6,056	158,132
2022	92,870	15,425	2,153	6,804	15,474	13,150	3,125	1,080	4,044	212	6,156	160,492
2023	94,130	15,641	2,180	6,896	15,766	13,402	3,182	1,100	4,118	216	6,258	162,889
2024	95,406	15,861	2,208	6,988	16,064	13,658	3,240	1,121	4,193	220	6,361	165,320
2025	96,699	16,084	2,236	7,083	16,367	13,920	3,299	1,142	4,270	223	6,465	167,789
2026	98,010	16,309	2,265	7,178	16,676	14,186	3,359	1,163	4,348	227	6,572	170,294
2027	99,337	16,538	2,294	7,275	16,991	14,457	3,420	1,185	4,428	231	6,680	172,836
2028	100,682	16,770	2,323	7,372	17,311	14,734	3,482	1,207	4,509	235	6,790	175,417
2029	102,045	17,005	2,353	7,472	17,638	15,015	3,545	1,230	4,592	239	6,902	178,036
2030	103,426	17,243	2,383	7,572	17,970	15,302	3,610	1,253	4,676	243	7,015	180,694

*來源：*施偉拔有限公司，2008年

一類車：7座(含)以下客車；　　二類車：8-19座客車；

三類車：20-39座客車；　　四類車：40座(含)以上客車；

五類車：2噸(含)以下小型貨車；　　六類車：2-5噸小型貨車；

七類車：5-10噸中型貨車；　　八類車：10-15噸大型貨車；

九類車：15噸(含)以上大型貨車；　　十類車：20英尺集裝箱車；

十一類車：40英尺集裝箱車。

4　來年營運養護費用預測

4.1 歷年養護費用支出

滬杭高速上海段的歷年養護費用情況如下：

1)　2005年度

滬杭高速上海段全年日常養護費用約為人民幣986.40萬元和專項養護費用約為人民幣733.08萬元，合計約為人民幣1,719.48萬元。

2)　2006年度

滬杭高速上海段全年日常養護費用約為人民幣994.01萬元和專項養護費用約為人民幣3,584.90萬元，合計約為人民幣4,578.91萬元。

3)　2007年度

滬杭高速上海段全年日常養護費用約為人民幣989.00萬元和專項養護費用約為人民幣5,954.68萬元，合計約為人民幣6,943.68萬元。

表4：滬杭高速上海段歷年養護費用明細（人民幣萬元）

類別		2005年	2006年	2007年
道路設施	日常	436.17	490.51	482.63
	專項	733.08	2,760.51	3,128.08
橋隧設施	日常	361.09	182.97	197.44
	專項	–	824.39	2,649.47
綠化	日常	137.56	183.16	277.75
	專項	–	–	–
附屬設施	日常	51.58	137.37	31.18
	專項	–	–	177.13
總計		1,719.48	4,578.91	6,943.68

來源：路橋發展，2008年

4.2 歷年營運費用支出

滬杭高速上海段營運費用可以分為徵收業務成本與管理費用兩部分。

徵收業務成本主要是指收費站和管理處由於收費業務所產生的成本支出，包括人員經費和公用經費兩類。其中，人員經費包括工資及附加、職工福利、住房公積金及各種勞動保險等費用；公用經費包括車輛使用費、生產用電、治安協調費用、日常公用經費和其他費用等部分，公用經費假設於預測年度維持不變。而前者主要受員工需求的影響，員工的數量將隨交通量的增長而增加，這是為了滿足交通事故的有效處理能力和應付更多更頻繁的養護和收費等工作的需求，是可變量。

管理費用是路橋發展本部的費用支出，也包括人員費用和公用經費兩大類。

表5：滬杭高速上海段2005年至2007年徵收業務成本和管理費用(人民幣萬元)

類別	2005年	2006年	2007年	年均增長率
管理人員費用	589.84	876.45	722.20	10.7%
征管人員費用	2,047.43	1,787.96	2,477.86	10.0%
公用經費	673.00	577.00	660.00	-1.0%
合計	3,310.27	3,241.41	3,860.06	8.0%

來源：路橋發展，2008年

4.3 未來營運和養護費用預測

滬杭高速上海段的未來營運和養護費用預測期為2008年至2030年，此次預測以2007年的數據為基礎，且沒有考慮通貨膨脹的影響。2007年的養護費用單價及未來養護趨勢是根據路橋發展提供的資料及顧問公司在中國的項目經驗確定。

根據以上所述的內容，滬杭高速上海段的營運養護費用預測如下：

1) 根據滬杭高速上海段歷年營運費用情況，預計管理人員費用在2008年至2030年內以每年4%的增長率增長；征管人員費用在2008年至2030年內以每年5%的增長率增長。

   2007年總實際公用經費為人民幣660萬元，即人民幣13.84萬元／公里，根據路橋發展的意見和顧問公司經驗，最終取用人民幣14萬元／公里為計算基準，即全線人民幣668萬元。預計公用經費在2008年至2030年內也不會有明顯的變化。

2) 日常養護費用從2005年至2007年平均每年每公里約人民幣20萬元，參照滬杭高速上海段近年的流量，日常養護費用水平屬於可以接受。根據顧問公司在中國其它高速公路的經驗，日常養護費用的增長率與車流量和收益的增長率保持一致。

表6：未來年收費收益年增長率

年份	**2008年**	**2009年**	**2010年**	**2011年**	**2012年**	**2013年**	**2014年**	**2015年**
年增長率	–	11.1%	6.2%	8.6%	5.6%	5.7%	5.7%	5.7%
年份	**2016年**	**2017年**	**2018年**	**2019年**	**2020年**	**2021年**	**2022年**	**2023年**
年增長率	2.5%	2.5%	2.5%	2.5%	2.5%	1.4%	1.4%	1.4%
年份	**2024年**	**2025年**	**2026年**	**2027年**	**2028年**	**2029年**	**2030年**	
年增長率	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	

來源：施偉拔有限公司，2008年

3) 滬杭高速上海段是瀝青混凝土路面，設計使用年限為15年。因此建議於使用年限後以十年為一個周期對橋面表面全面維修，費用在開始維修當年起連續五年內攤分。全線橋面鋪裝的總面積約為74,399平方米，因此每年養護的橋面鋪裝面積為14,880平方米，本次根據上海市的物價水平橋面鋪裝單價取人民幣100元／平方米。預計下一次維修從2009年開始。

4) 建議每十年進行一次伸縮縫大修或更換，更換的總費用在開始維修當年起連續五年內攤分。滬杭高速上海段全線伸縮縫總數為456根，總長約為5,748米，每年更換的長度約為1,150米，伸縮縫單價取人民幣1,600元／米。下一次更換將從2009年開始。

5) 路面的專項養護是針對如車轍等路面損害采取的養護措施，具體視損壞程度而定，本次養護費用取人民幣80元／平方米。全線總路面面積為948,470平方米，考慮平均每年養護5%的面積，即受影響面積約為47,424平方米。

6) 顧問公司建議每年預算分配用於地質或自然災害的防治以及水毀搶險等備用金。

7) 建議每年預算分配一部分費用在監控、通信及收費三大系統上，預計通信設施維護及更換費用人民幣300萬元／年，監控系統人民幣150萬元／年及收費系統人民幣500萬元／年(不考慮設備的升級)；並建議每年分配人民幣150萬元主要用於路基、路面、橋梁的技術狀況的跟蹤觀測，以及路面管理系統的維護。

8) 此外高速公路的專項養護費用建議每年分配人民幣300萬元。

9) 由於該公路主要為瀝青混凝土路面，其設計使用年限為15年，因此達到使用年限後將進行路面大修，但由於材料性能或交通量增長較快等因素，使用周期一般達不到15年。考慮到當前滬杭高速上海段的流量，考慮每8年進行一次大修，為緩解交通影響，每次維修於3年內完成，鑒於路面強度、平整度較好，罩面可採用薄層罩面，厚度控制在5-6厘米為宜。如受預算限制，可對部分路況最好、破損最少的路段採用如微表處、碎石封層等措施維持若干年。相應的檢測、設計提前一年準備，並每年對路面的破損情況作一次全面調查。大修費用按人民幣420萬元／公里計算，費用分3年攤銷，3年攤銷的比例分別為25% :35% :40%。考慮到滬杭高速上海段於1990年年底通車及根據路面質量狀況，預計第一次、第二次及第三次大修工作分別從2009年、2017年及2025年開始。

10) 每年預算總養護費用10%的備用金作突發性事件的支出基金。

滬杭高速上海段的營運和養護費用預測結果參見表7。

表7-1：滬杭高速上海段營運養護費用預測結果(人民幣萬元)

項目	2007單價	單位	數量	單位	2008年	2009年	2010年	2011年	2012年	2013年
1. 營運費用	–	–	–	–	**4,020.8**	**4,181.0**	**4,348.8**	**4,524.7**	**4,709.1**	**4,902.4**
a. 收費站及管理處人員費用	2,477.9	萬元/年	–	–	2,601.8	2,731.8	2,868.4	3,011.9	3,162.4	3,320.6
b. 管理人員費用	722.2	萬元/年	–	–	751.1	781.1	812.4	844.9	878.7	913.8
c. 公用經費	660.0	萬元/年	–	–	668.0	668.0	668.0	668.0	668.0	668.0
2. 養護費用	–	–	–	–	**2,816.3**	**3,737.6**	**3,875.3**	**4,085.4**	**4,241.3**	**4,414.3**
日常養護	989.0	萬元/年	–	–	1,166.3	1,375.4	1,513.1	1,723.3	1,879.1	2,052.1
a. 日常保潔	205.9	萬元/年	–	–	209.6	247.1	271.9	309.6	337.6	368.7
b. 綠化工程	277.3	萬元/年	–	–	235.1	277.2	305.0	347.3	378.7	413.6
c. 路面工程	234.4	萬元/年	–	–	275.2	324.6	357.1	406.7	443.5	484.3
d. 路基工程	42.4	萬元/年	–	–	68.7	81.1	89.2	101.6	110.8	120.9
e. 橋、涵工程	197.4	萬元/年	–	–	291.2	343.4	377.8	430.3	469.2	512.4
f. 交通安全設施	5.8	萬元/年	–	–	40.0	47.2	51.9	59.1	64.4	70.4
g. 服務設施	17.3	萬元/年	–	–	28.9	34.0	37.4	42.6	46.5	50.8
h. 管理設施	8.1	萬元/年	–	–	17.6	20.8	22.9	26.0	28.4	31.0
專項養護	–	–	–	–	1,650.0	2,362.2	2,362.2	2,362.2	2,362.2	2,362.2
a. 橋面鋪裝	100.0	元/平方米	14,880	平方米	0.0	148.8	148.8	148.8	148.8	148.8
b. 伸縮縫	1,600.0	元/米	1,150	米	0.0	184.0	184.0	184.0	184.0	184.0
c. 路面工程	80.0	元/平方米	47,424	平方米	0.0	379.4	379.4	379.4	379.4	379.4
d. 災害防治及搶修	250.0	萬元/項	1	項	250.0	250.0	250.0	250.0	250.0	250.0
e. 通信設施	300.0	萬元/年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
f. 監控設施	150.0	萬元/年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
g. 收費系統	500.0	萬元/年	–	–	500.0	500.0	500.0	500.0	500.0	500.0
h. 路面與橋梁管理系統	150.0	萬元/年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
i. 其他	300.0	萬元/年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
3. 大修費用	420.0	萬元/公里	47.7	公里	**0.0**	**5,008.5**	**7,011.9**	**8,013.6**	**0.0**	**0.0**
4. 備用金	–	–	–	–	**281.6**	**373.8**	**387.5**	**408.5**	**424.1**	**441.4**
總營運養護費用	–	–	–	–	**7,118.8**	**13,300.8**	**15,623.5**	**17,032.3**	**9,374.5**	**9,758.1**

來源：施偉拔有限公司，2008年

表7-2：滬杭高速上海段營運養護費用預測結果(人民幣萬元)(續)

項目	2007單價	單位	數量	單位	2014年	2015年	2016年	2017年	2018年	2019年
1. 營運費用	–	–	–	–	**5,105.0**	**5,317.3**	**5,539.9**	**5,773.2**	**6,017.8**	**6,274.1**
a. 收費站及管理處人員費用	2,477.9	萬元／年	–	–	3,486.6	3,660.9	3,844.0	4,036.2	4,238.0	4,449.9
b. 管理人員費用	722.2	萬元／年	–	–	950.4	988.4	1,027.9	1,069.0	1,111.8	1,156.3
c. 公用經費	660.0	萬元／年	–	–	668.0	668.0	668.0	668.0	668.0	668.0
2. 養護費用	–	–	–	–	**3,891.0**	**4,097.3**	**4,196.1**	**4,298.9**	**4,405.9**	**5,229.3**
日常養護	989.0	萬元／年	–	–	2,241.0	2,447.3	2,546.1	2,648.9	2,755.9	2,867.1
a. 日常保潔	205.9	萬元／年	–	–	402.6	439.7	457.5	475.9	495.2	515.1
b. 綠化工程	277.8	萬元／年	–	–	451.7	493.2	513.2	533.9	555.4	577.9
c. 路面工程	234.4	萬元／年	–	–	528.9	577.6	600.9	625.1	650.4	676.6
d. 路基工程	42.4	萬元／年	–	–	132.1	144.2	150.1	156.1	162.4	169.0
e. 橋、涵工程	197.4	萬元／年	–	–	559.6	611.1	635.8	661.5	688.2	716.0
f. 交通安全設施	5.8	萬元／年	–	–	76.8	83.9	87.3	90.8	94.5	98.3
g. 服務設施	17.3	萬元／年	–	–	55.4	60.5	63.0	65.5	68.2	70.9
h. 管理設施	8.1	萬元／年	–	–	33.9	37.0	38.5	40.0	41.6	43.3
專項養護	–	–	–	–	1,650.0	1,650.0	1,650.0	1,650.0	1,650.0	2,362.2
a. 橋面鋪裝	100.0	元／平方米	14,880	平方米	0.0	0.0	0.0	0.0	0.0	148.8
b. 伸縮縫	1,600.0	元／米	1,150	米	0.0	0.0	0.0	0.0	0.0	184.0
c. 路面工程	80.0	元／平方米	47,424	平方米	0.0	0.0	0.0	0.0	0.0	379.4
d. 災害防治及搶修	250.0	萬元／項	1	項	250.0	250.0	250.0	250.0	250.0	250.0
e. 通信設施	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
f. 監控設施	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
g. 收費系統	500.0	萬元／年	–	–	500.0	500.0	500.0	500.0	500.0	500.0
h. 路面與橋梁管理系統	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
i. 其他	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
3. 大修費用	420.0	萬元／公里	47.7	公里	**0.0**	**0.0**	**0.0**	**5,008.5**	**7,011.9**	**8,013.6**
4. 備用金	–	–	–	–	**389.1**	**409.7**	**419.6**	**429.9**	**440.6**	**522.9**
總營運養護費用	–	–	–	–	**9,385.1**	**9,824.3**	**10,155.6**	**15,510.5**	**17,876.1**	**20,040.0**

來源：施偉拔有限公司，2008年

表7-3：滬杭高速上海段營運養護費用預測結果（人民幣萬元）（續）

項目		2007單價	單位	數量	單位	2020年	2021年	2022年	2023年	2024年	2025年
1.	**營運費用**	–	–	–	–	**6,542.9**	**6,824.6**	**7,119.9**	**7,429.5**	**7,754.1**	**8,094.3**
a.	收費站及管理處人員費用	2,477.9	萬元／年	–	–	4,672.4	4,906.0	5,151.3	5,408.9	5,679.3	5,963.3
b.	管理人員費用	722.2	萬元／年	–	–	1,202.5	1,250.6	1,300.6	1,352.7	1,406.8	1,463.0
c.	公用經費	660.0	萬元／年	–	–	668.0	668.0	668.0	668.0	668.0	668.0
2.	**養護費用**	–	–	–	–	**5,345.1**	**5,412.5**	**5,481.5**	**5,552.0**	**4,912.0**	**4,985.7**
	日常養護	989.0	萬元／年	–	–	2,982.9	3,050.3	3,119.3	3,189.8	3,262.0	3,335.7
a.	日常保潔	205.9	萬元／年	–	–	535.9	548.1	560.5	573.1	586.1	599.3
b.	綠化工程	277.8	萬元／年	–	–	601.2	614.8	628.7	642.9	657.4	672.3
c.	路面工程	234.4	萬元／年	–	–	704.0	719.9	736.2	752.8	769.8	787.2
d.	路基工程	42.4	萬元／年	–	–	175.8	179.8	183.8	188.0	192.3	196.6
e.	橋、涵工程	197.4	萬元／年	–	–	744.9	761.7	778.9	796.5	814.6	833.0
f.	交通安全設施	5.8	萬元／年	–	–	102.3	104.6	106.9	109.4	111.8	114.4
g.	服務設施	17.3	萬元／年	–	–	73.8	75.5	77.2	78.9	80.7	82.5
h.	管理設施	8.1	萬元／年	–	–	45.1	46.1	47.1	48.2	49.3	50.4
	專項養護	–	–	–	–	2,362.2	2,362.2	2,362.2	2,362.2	1,650.0	1,650.0
a.	橋面鋪裝	100.0	元／平方米	14,880	平方米	148.8	148.8	148.8	148.8	0.0	0.0
b.	伸縮縫	1,600.0	元／米	1,150	米	184.0	184.0	184.0	184.0	0.0	0.0
c.	路面工程	80.0	元／平方米	47,424	平方米	379.4	379.4	379.4	379.4	0.0	0.0
d.	災害防治及搶修	250.0	萬元／項	1	項	250.0	250.0	250.0	250.0	250.0	250.0
e.	通信設施	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
f.	監控設施	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
g.	收費系統	500.0	萬元／年	–	–	500.0	500.0	500.0	500.0	500.0	500.0
h.	路面與橋梁管理系統	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	150.0
i.	其他	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	300.0
3.	**大修費用**	420.0	萬元／公里	47.7	公里	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**5,008.5**
4.	**備用金**	–	–	–	–	**534.5**	**541.3**	**548.2**	**555.2**	**491.2**	**498.6**
總營運養護費用		–	–	–	–	**12,422.5**	**12,778.4**	**13,149.6**	**13,536.8**	**13,157.2**	**18,587.1**

*來源：*施偉拔有限公司，2008年

表7-4：滬杭高速上海段營運養護費用預測結果（人民幣萬元）（續）

項目	2007單價	單位	數量	單位	2026年	2027年	2028年	2029年	2030年	總計
1. 營運費用	–	–	–	–	**8,451.0**	**8,824.9**	**9,217.0**	**9,627.9**	**10,058.8**	**150,659.1**
a. 收費站及管理處人員費用	2,477.9	萬元／年	–	–	6,261.4	6,574.5	6,903.2	7,248.4	7,610.8	–
b. 管理人員費用	722.2	萬元／年	–	–	1,521.6	1,582.4	1,645.7	1,711.6	1,780.0	–
c. 公用經費	660.0	萬元／年	–	–	668.0	668.0	668.0	668.0	668.0	–
2. 養護費用	–	–	–	–	**5,061.1**	**5,138.3**	**5,217.1**	**6,010.0**	**6,092.5**	**108,496.5**
日常養護	989.0	萬元／年	–	–	3,411.1	3,488.3	3,567.1	3,647.8	3,730.3	–
a. 日常保潔	205.9	萬元／年	–	–	612.9	626.7	640.9	655.4	670.2	–
b. 綠化工程	277.8	萬元／年	–	–	687.5	703.0	718.9	735.2	751.8	–
c. 路面工程	234.4	萬元／年	–	–	805.0	823.2	841.8	860.9	880.3	–
d. 路基工程	42.4	萬元／年	–	–	201.0	205.6	210.2	215.0	219.9	–
e. 橋、涵工程	197.4	萬元／年	–	–	851.8	871.1	890.8	910.9	931.5	–
f. 交通安全設施	5.8	萬元／年	–	–	116.9	119.6	122.3	125.1	127.9	–
g. 服務設施	17.3	萬元／年	–	–	84.4	86.3	88.2	90.2	92.3	–
h. 管理設施	8.1	萬元／年	–	–	51.5	52.7	53.9	55.1	56.4	–
專項養護	–	–	–	–	1,650.0	1,650.0	1,650.0	2,362.2	2,362.2	–
a. 橋面鋪裝	100.0	元／平方米	14,880	平方米	0.0	0.0	0.0	148.8	148.8	–
b. 伸縮縫	1,600.0	元／米	1,150	米	0.0	0.0	0.0	184.0	184.0	–
c. 路面工程	80.0	元／平方米	47,424	平方米	0.0	0.0	0.0	379.4	379.4	–
d. 災害防治及搶修	250.0	萬元／項	1	項	250.0	250.0	250.0	250.0	250.0	–
e. 通信設施	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	–
f. 監控設施	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	–
g. 收費系統	500.0	萬元／年	–	–	500.0	500.0	500.0	500.0	500.0	–
h. 路面與橋梁管理系統	150.0	萬元／年	–	–	150.0	150.0	150.0	150.0	150.0	–
i. 其他	300.0	萬元／年	–	–	300.0	300.0	300.0	300.0	300.0	–
3. 大修費用	420.0	萬元／公里	47.7	公里	**7,011.9**	**8,013.6**	**0.0**	**0.0**	**0.0**	**60,102.0**
4. 備用金	–	–	–	–	**506.1**	**513.8**	**521.7**	**601.0**	**609.2**	**10,849.7**
總營運養護費用	–	–	–	–	**21,030.1**	**22,490.6**	**14,955.8**	**16,238.9**	**16,760.5**	**330,107.3**

來源：施偉拔有限公司，2008年

5　結論

由二零零八年至二零三零年，滬杭高速上海段出口交通量預計從85,596輛／天增長至180,694輛／天，期間增長了111%。在預測期內，滬杭高速上海段預計的總收益約為人民幣252.6億元。

同期，滬杭高速上海段的營運養護總開支約為人民幣33億元，佔總收益的13.1%。

此　致

中華人民共和國
香港特別行政區
灣仔告士打道39號
夏慤大廈26樓

上海實業控股有限公司
列位董事　台照

代表
施偉拔有限公司

曾淑儀
BEcon, MA, CMILT
合夥人

二零零八年八月十五日

以下為德勤•關黃陳方會計師行就構成滬杭高速公路上海段之經營權估值基礎的現金流量預測而編製的報告全文，以收錄於本通函。

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

電話：+852 2852 1600
傳真：+852 2541 1911
電子郵件：mail@deloitte.com.hk
www.deloitte.com/cn

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

Tel: +852 2852 1600
Fax: +852 2541 1911
Email: mail@deloitte.com.hk
www.deloitte.com/cn

敬啟者：

吾等已遵照適用於審閱預測財務資料之國際保證委聘準則，審閱載於上海實業控股有限公司(「貴公司」)日期為二零零八年八月十五日之通函附錄二中，對位於中國上海市之滬杭高速公路(上海段)(「滬杭高速公路上海段」)之經營權估值所採用涵蓋由二零零八年七月一日至二零三零年八月三十一日止期間之現金流量預測(「相關預測」)。吾等之委任工作範圍包括審議相關預測編製過程中計算工作的運算準確性。

編製相關預測(包括相關預測的假設)為管理層的責任。由於相關預測與現金流量有關，故編製時並無採納　貴公司之會計政策。吾等之責任為根據吾等對相關預測之審閱提出意見，並僅向　閣下作為整體報告吾等之意見，僅作為根據香港聯合交易所有限公司證券上市規則附錄1B第29(2)段項下作出報告的用途，除此以外不可作其他用途。吾等概不就吾等之工作或因而產生或與此有關之事宜，向任何其他人士承擔責任。

吾等進行之工作純為協助　貴公司董事評估相關預測是否已根據　貴公司董事所作出之假設妥為編製。吾等之工作並不構成對滬杭高速公路上海段之估值。誠如上文所述，相關預測乃為滬杭高速公路上海段之估值編製。相關預測乃使用一組假

設，包括有關未來事件之推斷性假設及預期不一定發生之管理層行動而編製。因此，讀者須注意，相關預測或不適用於上述以外之其他用途。

吾等認為，相關預測乃根據假設妥為編製，運算準確，並按照　貴公司董事所作出之假設呈列。

儘管發生上文推斷性假設項下所預期之事件，由於其他預期事件大多數不會如期發生，故其實際結果或會有別於相關預測，且或會出現重大差異。

此　致

上海實業控股有限公司董事會
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零八年八月十五日

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須知會本公司及聯交所者如下：

(i) 於股份及相關股份之權益

普通股

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
蔡育天	實益擁有人	個人	520,000	0.05%
呂明方	實益擁有人	個人	1,467,000	0.14%
丁忠德	實益擁有人	個人	685,000	0.06%
周　杰	實益擁有人	個人	307,000	0.03%
錢世政	實益擁有人	個人	479,000	0.04%
姚　方	實益擁有人	個人	248,000	0.02%
唐　鈞	實益擁有人	個人	30,000	0.003%

上述權益皆為好倉權益。

本公司購股期權

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡育天	實益擁有人	二零零六年五月二日	17.10	520,000	0.05%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.04%
丁忠德	實益擁有人	二零零六年五月二日	17.10	400,000	0.04%
周　杰	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%
錢世政	實益擁有人	二零零五年九月二日	14.89	200,000	0.02%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(ii) 於上海實業醫藥投資股份有限公司的股份權益

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
呂明方	實益持有人	個人	23,400	0.01%
丁忠德	實益持有人	個人	23,400	0.01%

上述權益皆為好倉權益。

(b) 於最後實際可行日期，就董事所悉，於股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益及淡倉的人士（本公司董事或最高行政人員除外）如下：

股東名稱	身份	於股份及相關股份之權益	佔已發行股本百份比
• *好倉*			
上實集團	由其擁有控制權益的公司持有	548,771,371 *(附註(i))*	50.99%
摩根大通	實益擁有人	1,058,000	0.10%
	投資經理	3,667,000	0.34%
	保管人－法團核准借出代理人	60,116,644	5.59%
• *淡倉*			
上實集團	由其擁有控制權益的公司持有	86,218,331 *(附註(ii))*	8.01%
摩根大通	實益擁有人	400,000	0.04%

附註:

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司.、SIIC Capital (B.V.I.) Ltd.、SIIC Treasury (B.V.I.) Ltd.、上海實業資產管理有限公司、上海實業崇明開發建設基金有限公司、上海實業貿易有限公司、萬勤投資有限公司及上實崇明分別持有466,644,371股、80,000,000股、1,217,000股、350,000股、350,000股、150,000股、50,000股及10,000股股份及相關股份，因此，上實集團被視作擁有上述公司各自所持有之股份及相關股份權益。

(ii) 上實集團被視為持有86,218,331股相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd. 所發行，由上實集團提供無條件及不可撤回擔保，可轉換為股份的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(c) 於最後實際可行日期，就各董事所知，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
滕一龍先生	執行董事及董事長
蔡育天先生	執行董事及總裁
呂明方先生	執行董事
丁忠德先生	執行董事
周　杰先生	執行董事及常務副總裁
錢世政先生	副總裁
姚　方先生	副總裁
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所知，下列人士及公司(本集團成員公司除外)以下列方式直接或間接擁有附帶權利，可在任何情況下於下列本集團成員公司(本公司除外)的股東大會上投票權的已發行股本10%或以上的權益：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
湖南城開德普置業有限公司	上海德普置業發展有限公司	股本權益	45%
昆山城開房地產開發有限公司	上海中新房地產開發公司	股本權益	10%
新上海國際商城發展有限公司	上海市上投房地產有限公司	股本權益	40%
上海城大水處理科技有限公司	格爾普	股本權益	25%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
上海森鑫投資有限公司	上海鷹德置業有限公司	股本權益	21%
	上海正陽投資有限公司	股本權益	25%
上海申大物業有限公司	蔣友集	股本權益	25%
	謝先偉	股本權益	15%
上海萬源房地產開發有限公司	上海珠峰企業發展有限公司	股本權益	10%
上海城開(集團)有限公司	上海市徐匯區國有資產監督管理委員會	股本權益	41%
上海城開集團重慶德普置業有限責任公司	上海德普置業發展有限公司	股本權益	45%
上海城開產權經紀有限公司	張升中	股本權益	20%
上海寰宇城市投資發展有限公司	上海徐匯土地發展有限公司	股本權益	30%
	上海徐匯商城(集團)有限公司	股本權益	10%
常熟尚齒齒科材料有限公司	周振康	股本權益	17.6%
常州藥業股份有限公司	常州投資集團有限公司	股本權益	23.05%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳市益公實業發展有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.07%
	傅和亮	股本權益	11.98%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	49%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂集團有限公司	股本權益	44.9566%
杭州胡慶餘堂天然藥物有限公司	杭州胡慶餘堂國藥號有限公司	股本權益	18.37%
	杭州胡慶餘堂集團有限公司	股本權益	11.63%
杭州胡慶餘堂藥材種植有限公司	杭州胡慶餘堂集團有限公司	股本權益	24%
好護士集團遼寧桓仁藥業有限公司	趙明	股本權益	25%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.50%
Mergen Biotech Limited	Excellent Hope Holdins Inc.	普通股	10.99%
	Sino Alliance International, Ltd.	普通股	18.6%
上海菲蔓特醫療器械有限公司	Finn Fund	股本權益	12.5%
	Sitra Fund	股本權益	12.5%
	Fimet OY	股本權益	25%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海勝利醫療器材有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	14.09%
上海雲悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海上聯藥業有限公司	周一平	股本權益	22%
	許政	股本權益	17%
	馮衛	股本權益	10%
廈門中藥廠有限公司	廈門輕工集團有限公司	股本權益	30%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
成都永發印務有限公司	四川水井坊股份有限公司	股本權益	20%
	成都眾和管理策劃有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	河南中煙工業公司	股本權益	20.6%
	汕頭保稅區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352 條須列入該條例所述的登記冊；或根據標準守則須知會本公司及聯交所；及

(ii) 就董事所知，並無任何人士於任何股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10% 或以上的權益，或有關此等股本的任何購股期權。

3. 董事服務合約

於最後實際可行日期，概無董事或候任董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就董事所知，根據上市規則，董事或彼等各自之聯繫人並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 於本集團的重大資產或合約或安排中擁有權益

於最後實際可行日期，概無本公司董事或候任董事於本集團任何成員公司自二零零七年十二月三十一日(本集團最新期刊發之經審核賬目的編製日期)起收購或出售或出租或本集團任何成員公司擬收購或出售或出租的任何資產擁有權益。

於最後實際可行日期，概無董事於截至本通函日期的任何對本集團業務有關的重大合約或安排中擁有重大權益。

6. 重大不利變動

於最後實際可行日期，就董事所知，自二零零七年十二月三十一日(本公司最近期公佈經審核帳目結算日)以來，本集團財務或貿易狀況並無任何重大不利變動。

7. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

8. 專業人士

(a) 以下為在本通函提供意見或建議的專業人士資格：

名稱	資格
戴德梁行有限公司	國際估值師
施偉拔有限公司	交通顧問
德國商業銀行香港分行	德國商業銀行(透過其香港分行經營)，為根據《香港銀行業條例》之持牌銀行，並為根據《證券及期貨條例》獲准進行《證券及期貨條例》附表5所載之第1類(證券買賣)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動之授權金融機構
德勤‧關黃陳方會計師行	執業會計師
源泰律師事務所	中國律師
北京市國宏律師事務所	中國律師

(b) 於最後實際可行日期，以上各專業人士於本集團任何成員公司之任何股份中概無擁有任何直接或間接股權，亦無擁有任何認購或提名他人認購本集團任何成員公司股份之權利(無論是否可依法強制執行)及概無直接或間接於本公司或本集團任何成員公司自本公司最近期公佈經審核財務報表結算日)起所收購或出售或租予本集團任何成員公司之任何資產中擁有任何權益。

(c) 以上專業人士已就按本通函之形式及文意載入於其報告及／或函件及於通函中分別引述其名稱、建議或意見發出書面同意書，且迄今並無撤回其同意書。

9. 其他事項

(a) 本公司之註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司之股份過戶登記處為卓佳秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(c) 本公司之公司秘書為梁年昌先生，彼為英國特許秘書及行政人員公會、香港特許秘書公會、英國特許管理會計師公會及香港會計師公會資深會員。

(d) 本公司之合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函之中、英文本如有歧異，概以英文本為準。

10. 以投票方式表決之程序

根據本公司組織章程細則第73條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟根據上市規則或任何其它適用法律、規則或條例或(於宣佈舉手表決結果之前或當時)以有效要求點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 至少三名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表並於當時有權於大會投票者；或

(c) 任何一名或多名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表，彼等須佔代表有權於股東大會上投票之所有股東總投票權不少於十分之一；或

(d) 任何一名或多名出席股東，或倘為一名公司股東，則為獲該公司正式授權代表或委任代表，並持有附帶權利有權於股東大會上投票之本公司已繳股款股份者，合共股份須相等於附帶該項權利之所有已繳股款股份不少於十分之一。

11. 備查文件

下列文件之副本由本通函日期起計十四日(不包括星期六及公眾假期)期間內於本公司之註冊辦事處，地址為香港灣仔港灣道告士打道三十九號夏愨大廈二十六樓可供查閱：

(a) 酒店收購協議；

(b) 路橋收購協議；

(c) 酒店收購補充協議；

(b) 路橋收購補充協議；

(e) 特許經營合同；及

(f) 產權交易合同。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

茲通告上海實業控股有限公司(「本公司」)謹訂於二零零八年九月八日(星期一)下午三時正假座香港灣仔告士打道三十九號夏愨大廈二十六樓本公司會議室舉行股東特別大會，以便考慮並酌情通過(無論是否經修訂)下列決議案為本公司之普通決議案：

普通決議案

1. 「**動議**：

(a) 批准、確認及／或追認由南洋酒店控股有限公司、本公司及上海實業(集團)有限公司(「上海實業」)就本公司以代價1,350,000,000港元收購Good Cheer出售股份(定義見本公司日期為二零零八年八月十五日之通函(「通函」))及Good Cheer出售貸款(定義見通函)訂立日期為二零零八年七月二十一日之有條件買賣協議(經日期為二零零八年八月五日之補充協議修訂，合稱「酒店收購協議」，其副本已提呈大會，並註明「A」字樣及經大會主席簽署以供識別)，以及酒店收購協議項下及與其有關之所有交易及任何其他附屬文件；及

(b) 授權本公司董事代表本公司簽署、蓋章、執行、完成、履行及交付一切該等協議、文據、文件及契據，並作出以彼等之酌情權下或許認為必需、適宜或權宜的一切行動、事宜及事情，並採取一切步驟，以進行彼等之酌情權下或許認為適宜及符合本公司利益之酒店收購協議及／或使其生效。」

2. 「動議：

(a) 批准、確認及／或追認由上海實業崇明開發建設有限公司、上實基建控股有限公司及上海實業就本公司以代價4,196,312,000港元收購滬杭出售股份及滬杭出售貸款(兩者之定義見通函)訂立日期為二零零八年七月二十一日之有條件買賣協議(經日期為二零零八年八月五日之補充協議修訂，合稱「路橋收購協議」，其副本已提呈大會，並註明「B」字樣及經大會主席簽署以供識別)，以及路橋收購協議項下及與其有關之所有交易及任何其他附屬文件；」及

(b) 授權本公司董事代表本公司簽署、蓋章、執行、完成、履行及交付一切該等協議、文據、文件及契據，並作出以彼等之酌情權下或許認為必需、適宜或權宜的一切行動、事宜及事情，並採取一切步驟，以進行彼等之酌情權下或許認為適宜及符合本公司利益之路橋收購協議及／或使其生效。」

承董事會命
上海實業控股有限公司
公司秘書
梁年昌

香港，二零零八年八月十五日

註冊辦事處：
香港
灣仔
告士打道三十九號
夏慤大廈
二十六樓

附註：

(1) 凡有權出席大會並於會上投票之股東，均可委任一名或多名代表代其出席大會，並於表決時代其投票。委任代表毋須為本公司股東。

(2) 倘屬任何股份之聯名登記持有人，則該等人士中任何一位均可親身或委派代表在會上就該等股份投票，猶如其為唯一有權投票者；惟倘超過一位聯名持有人親身或委派代表出席大會，則僅於本公司股東名冊上就該等股份排名首位之上述人士方有權就有關股份投票。

(3) 本公司將於二零零八年九月四日(星期四)至二零零八年九月八日(星期一)(包括首尾兩天)暫停辦理股東登記，在該期間不會辦理股份過戶登記。如欲有權出席股東特別大會，股東須於二零零八年九月三日(星期三)下午四時三十分前將所有過戶表格連同有關股票送達本公司之股份過戶登記處卓佳秘書商業服務有限公司，地址為香港皇后大道東二十八號金鐘滙中心二十六樓，方為有效。

(4) 隨本公司致各股東之通函附奉大會適用之代表委任表格。

(5) 代表委任表格必須由委任人或其書面正式授權代表親筆簽署，或如股東為一間公司，則代表委任表格須加蓋公司印鑑或經由公司負責人、授權代表或正式授權之其他人士親筆簽署。

(6) 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其任何續會(視情況而定)指定舉行時間48 小時前送抵本公司之註冊辦事處，地址為香港灣仔告士打道三十九號夏愨大廈二十六樓，方為有效。

(7) 股東於填交代表委任表格後，屆時如能抽空出席，亦可親自出席大會及於會上投票。若該等股東出席大會，則彼等之代表委任表格將被視為經已撤銷。

(8) 本通告中文譯本僅作參考用途，中英文本如有任何差異，概以英文本為準。

END